Exhibit 99.1

EXECUTION VERSION

INTELSAT JACKSON HOLDINGS S.A.

as Issuer

and

the GUARANTORS

9.50% Senior Secured Notes due 2022

INDENTURE

Dated as of June 30, 2016

WILMINGTON TRUST, NATIONAL ASSOCIATION,

as Trustee

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-ii-

-iii-

-iv-

Appendix A	–	Provisions Relating to the Notes

EXHIBIT INDEX

Exhibit A	–	Form of Note
Exhibit B	–	[RESERVED]
Exhibit C	–	Form of Transferee Letter of Representation
Exhibit D	–	Form of Supplemental Indenture

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INDENTURE dated as of June 30, 2016 among INTELSAT JACKSON HOLDINGS S.A., a société anonyme existing under the laws of Luxembourg (the “Issuer”), INTELSAT (LUXEMBOURG) S.A., a société anonyme existing under the laws of Luxembourg (“Intelsat Luxembourg” or the “Parent Guarantor”), the subsidiary guarantors named herein (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “Guarantors”), and WILMINGTON TRUST, NATIONAL ASSOCIATION, a national banking association, as trustee (the “Trustee”).

Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders (as defined herein) of (a) $490,000,000 aggregate principal amount of 9.50% Senior Secured Notes due 2022 (the “Original Notes”) issued on the date hereof and (b) any Additional Notes (as defined herein) that may be issued after the date hereof, in each case in the form of Exhibit A (together with the Original Notes, the “Notes”). Subject to the conditions and compliance with the covenants set forth herein, the Issuer may issue an unlimited aggregate principal amount of Additional Notes.

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01. Definitions.

“2024 Secured Notes” means those certain 8.00% Senior Secured Notes due 2024 issued under the terms of the 2024 Secured Notes Indenture.

“2024 Secured Notes Documents” means the Notes Documents (as defined in the 2024 Secured Notes Indenture).

“2024 Secured Notes Indenture” means that certain Indenture, dated March 29, 2016, among the Issuer, Intelsat Luxembourg, the Subsidiary Guarantors party thereto and the Trustee, as amended from time to time.

“2024 Secured Notes Obligations” means all “Notes Obligations” as defined in 2024 Secured Notes Indenture.

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

“Acquisition” means the transactions pursuant to which Serafina Acquisition Limited became the owner of all of the outstanding share capital of Intelsat Holdings pursuant to the Transaction Agreement.

“Additional Notes” means 9.50% Senior Secured Notes due 2022 issued under the terms of this Indenture subsequent to the Issue Date.

“Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; provided that any interest expense set forth in clause (4) of the definition of Consolidated Interest Expense shall be included in the calculation of Adjusted EBITDA solely for purposes of calculating Cumulative Credit, unless the same was deducted in calculating Consolidated Net Income; plus

(3) Consolidated Non-cash Charges; plus

(4) the amount of any restructuring charges or expenses (which, for the avoidance of doubt, shall include retention, severance, systems establishment costs, facility closure costs, leasehold termination costs or excess pension charges); plus

(5) (a) the amount of any fees or expenses incurred or paid in such period for transition services related to satellites or other assets or businesses acquired and (b) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsors or any other Permitted Holder (or any accruals relating to such fees and related expenses) during such period; provided that such amount pursuant to subclause (b) shall not exceed in any four-quarter period the greater of (x) $12.5 million and (y) 1.25% of Adjusted EBITDA of such Person and its Restricted Subsidiaries; plus

(6) collections on investments in sales-type leases during such period, to the extent not otherwise included in Consolidated Net Income for such period; plus

(7) leaseback expenses net of deferred gains;

less, without duplication,

(8) any gross profit (loss) on sales-type leases included in Consolidated Net Income for such period; and

(9) non-cash items increasing Consolidated Net Income for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period and any items for which cash was received in any prior period).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that, solely for the purposes of the Security Documents and the Collateral Agency and Intercreditor Agreement, a Person shall be deemed to control a corporation if such Person possesses, directly or indirectly, the power (a) to vote 10% or more of the securities having ordinary voting power for the election of directors of such corporation or (b) to direct or cause the direction of the management and policies of such corporation, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Premium” means, with respect to any Note on any applicable redemption date (including any date of repayment upon acceleration thereof, whether by operation of law or otherwise), the greater of:

(1) 1.0% of the then outstanding principal amount of such Note; and

(2) the excess of:

(a) the sum of the present values of the remaining scheduled payments of principal and interest on such Note until and including September 30, 2022 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such date plus 50 basis points; over

(b) the then outstanding principal amount of such Note.

The Applicable Premium shall be calculated in accordance with terms of this Indenture.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Issuer or any Restricted Subsidiary of the Issuer (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals) of any Restricted Subsidiary (other than to the Issuer or another Restricted Subsidiary of the Issuer) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out property or equipment in the ordinary course of business (including the sale or leasing (including by way of sales-type lease) of transponders or transponder capacity and the leasing or licensing of teleports);

(b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to Section 5.01 or any disposition that constitutes a Change of Control;

(c) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under Section 4.04;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary with an aggregate Fair Market Value of less than $50.0 million;

(e) any disposition of property or assets or the issuance of securities by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to a Restricted Subsidiary of the Issuer;

(f) any exchange of assets for assets (including a combination of assets and Cash Equivalents) of reasonably comparable or greater market value or usefulness to the business of the Issuer and its Restricted Subsidiaries as a whole, as determined in good faith by the Issuer, which in the event of an exchange of assets with a Fair Market Value in excess of (1) $50.0 million shall be evidenced by an Officers’ Certificate, and (2) $100.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of the Issuer;

(g) foreclosures on assets or property of the Issuer or its Subsidiaries;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) any disposition of inventory or other assets (including transponders, transponder capacity and teleports) in the ordinary course of business;

(j) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(k) a sale of accounts receivable (including in respect of sales-type leases) and related assets (including contract rights) of the type specified in the definition of “Receivables Financing” to a Receivables Subsidiary in a Qualified Receivables Financing or in factoring or similar transactions;

(l) a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(m) the grant in the ordinary course of business of any license of patents, trademarks, know-how and any other intellectual property;

(n) any Event of Loss;

(o) any sale or other disposition of assets or property in connection with a Specified Sale/Leaseback Transaction;

(p) any sale of an Excluded Satellite; provided, that for purposes of this clause (p) of this definition of “Asset Sale,” references in the definition of “Excluded Satellite” to $75.0 million shall be deemed to be $50.0 million; and provided, further, that any cash and Cash Equivalents received in connection with the sale of an Excluded Satellite shall be treated as Net Proceeds of an Asset Sale and shall be applied as provided for in Section 4.06;

(q) any disposition of assets, equity or property of the Issuer or any Restricted Subsidiary of the Issuer pursuant to the Specified Intercompany Agreements; and

(r) any disposition of assets in connection with the Transactions.

“Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Agreement or any other Senior Credit Documents, as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Issuer whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City.

“Capital Stock” means:

(1) in the case of a corporation or a company, corporate stock or shares;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Issuer or any Guarantor described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1) U.S. Dollars, pounds sterling, Euros, any currency of any country that is a member of the European Union on the Issue Date or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the government of the United States or any country that is a member of the European Union on the Issue Date or any agency or instrumentality thereof, in each case with maturities not exceeding two years from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year, and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million, or the foreign currency equivalent thereof, and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper issued by a corporation (other than an Affiliate of the Issuer) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7) Indebtedness issued by Persons (other than the Sponsors or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(8) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above; and

(9) instruments equivalent to those referred to in clauses (1) through (8) above denominated in any foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States of America to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“Cash Management Agreement” means any agreement to provide cash management services, including treasury, depository, overdraft, credit or debit card, electronic funds transfer and other cash management arrangements.

“Cash Management Obligations” means, with respect to any grantor thereof, any obligations of such grantor owed under any Cash Management Agreement to any Qualified Cash Management Creditor in respect of treasury management arrangements, depositary or other cash management services, including in connection with any automated clearing house transfer of funds or any similar transactions.

“Change of Control Offers” means (a) each offer to purchase outstanding notes of the Issuer and any Parent, Subsidiary or Affiliate of the Issuer (including Intelsat Luxembourg, Intermediate Holdco, Intelsat Sub Holdco and Intelsat Corp) pursuant to the indentures governing such notes, and (b) the offer to repay outstanding loans pursuant to the Intelsat Jackson Unsecured Credit Agreement, under which, in each case, the Acquisition resulted in a “change of control” as defined in each such agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all property subject or purported to be subject, from time to time, to a Lien under any Security Documents.

“Collateral Agency and Intercreditor Agreement” means (i) the intercreditor agreement among Wilmington Trust, National Association, as Collateral Trustee, Bank of America, N.A., as a First Lien Representative, the Trustee, as a First Lien Representative, and the other parties from time to time party thereto, dated January 12, 2011, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms and the terms of this Indenture or (ii) any replacement or other intercreditor agreement that contains terms, taken as a whole, not materially less favorable (as determined by the Issuer) to Holders than the intercreditor agreement referred to in clause (i).

“Collateral Trustee” means Wilmington Trust, National Association, in its capacity as collateral agent for the First Lien Secured Parties, together with its successors and permitted assigns under the Notes Documents and other First Lien Documents exercising substantially the same rights and powers (or if such Person is no longer the Collateral Trustee, such agent or trustee as is designated as “Collateral Trustee” under the First Lien Security Documents).

“Collateral Trustee Obligations” has the meaning set forth in the definition of “First Lien Debt.”

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees, expensing of any bridge or other financing fees, non-cash interest expense attributable to movement in mark-to-market valuation of Hedging Obligations (in each case permitted to be incurred under the terms hereof) and any interest under Satellite Purchase Agreements);

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued;

(3) commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than such Person and its Restricted Subsidiaries; and

(4) with respect to any Person, consolidated interest expense of any Parent of such Person for such period with respect to the Parent Notes or any refinancing thereof to the extent cash interest is paid thereon pursuant to Section 4.04(b)(xiii)(C) hereof;

less interest income for such period; provided that, for purposes of calculating Consolidated Interest Expense, no effect shall be given to the effect of any purchase accounting adjustments in connection with the Transactions; provided, further, that for purposes of calculating Consolidated Interest Expense, no effect shall be given to the discount and/or premium resulting from the bifurcation of derivatives under FASB Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging and related interpretations as a result of the terms of the Indebtedness to which such Consolidated Interest Expense relates.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1) any net after-tax extraordinary or nonrecurring or unusual gains or losses (less all fees and expenses relating thereto), or income or expense or charge (including, without limitation, any severance, relocation or other restructuring costs) and fees, expenses or charges related to any offering of equity interests of such Person, Investment, acquisition, disposition, recapitalization or Indebtedness permitted to be Incurred by this Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments related to the Transactions, in each case, shall be excluded;

(2) any increase in amortization or depreciation or any one-time non-cash charges resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated prior to, on or after the Issue Date shall be excluded;

(3) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Issuer) shall be excluded;

(6) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(7) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the referent Person shall be increased by the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount of the Cumulative Credit, the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted by the operation of the terms of any agreement applicable to such Restricted Subsidiary, unless (x) such restrictions with respect to the payment of dividends or similar distributions have been legally waived or (y) such restriction is permitted by Section 4.05 hereof; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9) (a) any non-cash impairment charge or asset write-off resulting from the application of FASB ASC 350 and 360, and the amortization of intangibles arising pursuant to FASB ASC 805, shall be excluded and (b) the effects of adjustments in any line item in such Person’s consolidated financial statements required or permitted by FASB ASC 805 and 350 resulting from the application of purchase accounting, net of taxes, shall be excluded;

(10) any non-cash expenses realized or resulting from employee benefit plans or post-employment benefit plans, grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(11) any (a) severance or relocation costs or expenses, (b) one-time non-cash compensation charges, (c) solely for purposes of calculating the Debt to Adjusted EBITDA Ratio, costs and expenses after January 28, 2005 related to employment of terminated employees, (d) costs or expenses realized in connection with, resulting from or in anticipation of the Transactions or (e) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on January 28, 2005 of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(12) accruals and reserves that are established or adjusted within twelve months after the Issue Date and that are so required to be established or adjusted in accordance with GAAP or as a result of the adoption or modification of accounting policies shall be excluded;

(13) (a) (i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by FASB ASC 815 and related interpretations shall be excluded;

(14) an amount equal to the amount of tax distributions actually made to the holders of Capital Stock of such Person or any Parent of such Person in respect of such period in accordance with Section 4.04(b)(xii) shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(15) any net loss resulting from currency exchange risk Hedging Obligations shall be excluded;

(16) any reserves for long-term receivables and sales type lease adjustments, including customer-related long-term receivables evaluated as uncollectable shall be excluded;

(17) non-operating expenses, including transaction related fees and expenses related to acquisitions and due diligence for acquisitions shall be excluded; and

(18) minority interest expenses (less cash dividends actually paid to the holders of such minority interests) shall be excluded.

Notwithstanding the foregoing, for the purpose of Section 4.04 only, there shall be excluded from the calculation of Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to such Person or a Restricted Subsidiary of such Person in respect of or that originally constituted Restricted Investments to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under Section 4.04 pursuant to clause (5) or (6) of the definition of “Cumulative Credit.”

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization, impairment, compensation, rent and other non-cash expenses of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding (i) any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period and (ii) the non-cash impact of recording the change in fair value of any embedded derivatives under FASB ASC 815 and related interpretations as a result of the terms of any agreement or instrument to which such Consolidated Non-cash Charges relate.

“Consolidated Taxes” means, with respect to any Person and its Restricted Subsidiaries on a consolidated basis for any period, provision for taxes based on income, profits or capital, including, without limitation, state franchise and similar taxes, withholding taxes paid or accrued and including an amount equal to the amount of tax distributions actually made to the holders of Capital Stock of such Person or any Parent of such Person in respect of such period in accordance with Section 4.04(b)(xii), which shall be included as though such amounts had been paid as income taxes directly by such Person.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of such Person and its Restricted Subsidiaries and (2) the aggregate amount of all outstanding Disqualified Stock of such Person and all Preferred Stock of its Restricted Subsidiaries, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the Issuer.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of the Issuer or any Restricted Subsidiary in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made (without duplication) to the capital of the Issuer or such Restricted Subsidiary after January 28, 2005 (other than any cash contributions in connection with the Transactions); provided that:

(1) if the aggregate principal amount of such Contribution Indebtedness is greater than the aggregate amount of such cash contributions to the capital of the Issuer or such Restricted Subsidiary, as applicable, the amount in excess shall be Indebtedness (other than Secured Indebtedness) that ranks subordinate to the Notes with a Stated Maturity later than the Stated Maturity of the Notes, and

(2) such Contribution Indebtedness (a) is Incurred within 210 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the date of Incurrence thereof.

“Credit Agreement” means (a) the Intelsat Jackson Secured Credit Agreement and (b) any other credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to extend, increase, renew, refund, replace (whether upon or after termination or otherwise) or refinance (including by means of sales of debt securities to institutional investors) in whole or in part from time to time the indebtedness and other obligations outstanding under the Intelsat Jackson Secured Credit Agreement or any other agreement or instrument referred to in this clause (b); provided that any agreement or instrument described above in clause (b) shall only constitute the “Credit Agreement” (including, for the avoidance of doubt, any portion thereof) if the respective agreement or instrument provides that such agreement or instrument (or indebtedness thereunder) shall constitute “First Lien Debt” for purposes of the Collateral Agency and Intercreditor Agreement (and only so long as the same satisfied the requirements of clause (2) of the definition of First Lien Debt contained herein) and the respective First Lien Representative shall have notified the Collateral Trustee, in writing, that such agreement or instrument shall constitute the Credit Agreement (including, for the avoidance of doubt, any portion thereof) and shall have executed and delivered to the Collateral Trustee a joinder and other actions specified in the Collateral Agency and Intercreditor Agreement shall have been taken with respect to the relevant Series of Secured Debt being issued or incurred. Any reference to the Credit Agreement hereunder shall be deemed a reference to any Credit Agreement then extant.

“Credit Documents” shall mean the Credit Agreement, the Security Documents, the Collateral Agency and Intercreditor Agreement, each letter of credit and any promissory notes issued by the borrower thereunder.

“Credit Facility” shall have the meaning set forth in the Intelsat Jackson Secured Credit Agreement.

“Credit Facility Obligations” means, collectively, all Existing Credit Facility Obligations and all First Lien Obligations under any Credit Facility.

“Cumulative Credit” means the sum of (without duplication):

(1) cumulative Adjusted EBITDA of the Issuer for the period (taken as one accounting period) from and after January 1, 2005 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Adjusted EBITDA for such period is a negative, minus the amount by which cumulative Adjusted EBITDA is less than zero), plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received by the Issuer after January 28, 2005 from the issue or sale of Equity Interests of the Issuer or any Parent of the Issuer (excluding (without duplication) Refunding Capital Stock, Designated Preferred Stock, Excluded Contributions, Disqualified Stock and the Cash Contribution Amount), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary of the Issuer or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries), plus

(3) 100% of the aggregate amount of contributions to the capital of the Issuer received in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash after January 28, 2005 (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount), plus

(4) 100% of the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock, of the Issuer or any Restricted Subsidiary thereof issued after January 28, 2005 (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in the Issuer or any Parent of the Issuer (other than Disqualified Stock), plus

(5) 100% of the aggregate amount received by the Issuer or any Restricted Subsidiary since January 28, 2005 in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash received by the Issuer or any Restricted Subsidiary from:

(A) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary of the Issuer) of Restricted Investments made by the Issuer and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Issuer and its Restricted Subsidiaries by any Person (other than the Issuer or any of its Restricted Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to Section 4.04(b)(vii) or (x)),

(B) the sale (other than to the Issuer or a Restricted Subsidiary of the Issuer) of the Capital Stock of an Unrestricted Subsidiary or

(C) a distribution, dividend or other payment from an Unrestricted Subsidiary, plus

(6) in the event any Unrestricted Subsidiary of the Issuer has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer after January 28, 2005, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investments of the Issuer in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to Section 4.04(b)(vii) or (x) or constituted a Permitted Investment).

The Fair Market Value of property other than cash covered by clauses (2), (3), (4), (5) and (6) above shall be determined in good faith by the Issuer and

(A) in the event of property with a Fair Market Value in excess of $50.0 million, shall be set forth in an Officers’ Certificate or

(B) in the event of property with a Fair Market Value in excess of $100.0 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of the Issuer.

“Cumulative Interest Expense” means, in respect of any Restricted Payment, the sum of the aggregate amount of Consolidated Interest Expense of the Issuer and the Restricted Subsidiaries for the period from and after January 1, 2005 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available immediately preceding the proposed Restricted Payment.

“Cured” means, with respect to an event of default in respect of Indebtedness, that such event of default has been cured (i.e., is no longer continuing under the agreements governing such Indebtedness), without payment, directly or indirectly, of any consideration to or on behalf of any holder of such Indebtedness or its Affiliates (including to a trustee or agent on behalf of any holder or its Affiliates) as compensation for granting any consent, waiver, amendment, forbearance or similar concession in respect of such event of default.

“Debt to Adjusted EBITDA Ratio” means, with respect to any Person for any period, the ratio of (i) Consolidated Total Indebtedness as of the date of calculation (the “Calculation Date”) to (ii) Adjusted EBITDA of such Person for the four consecutive fiscal quarters for which internal financial statements are available immediately preceding such Calculation Date. In the event that such Person or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Debt to Adjusted EBITDA Ratio is being calculated but prior to the Calculation Date, then the Debt to Adjusted EBITDA Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and other operational changes that such Person or any of its Restricted Subsidiaries has both determined to make and made after January 28, 2005 and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes (and the change of any associated fixed charge obligations and the change in Adjusted EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into such Person or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Debt to Adjusted EBITDA Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Debt to Adjusted EBITDA Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Issuer as set forth in an Officers’ Certificate, to reflect, among other things, (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from any acquisition, amalgamation, merger or operational change (including, without limitation, from the Transactions) and (2) all adjustments used in connection with the “adjusted EBITDA” calculations set forth in (i) footnote 4 to the “Summary Historical and Pro Forma Consolidated Financial Data” section of the offering memorandum dated June 19, 2006 in connection with the offering of notes of Intelsat (Bermuda), Ltd. (which notes were subsequently assumed by the Issuer) and (ii) Intelsat Investments S.A.’s Annual Reports on Form 10-K for each of the four years ended December 31, 2012, Intelsat S.A.’s Registration Statement on Form F-1, as amended (Registration No. 333-181527), initially filed with the SEC on May 18, 2012, and Intelsat S.A.’s Annual Report on Form 20-F for each of the three years ended December 31, 2015, in each case as amended, and in each case to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Event of Default” means an “event of default” (however denominated, but after giving effect to any notice requirements and/or grace periods) under any Indebtedness of the Issuer or any Significant Subsidiary outstanding as of the Issue Date with an aggregate principal amount in excess of $75.0 million or its foreign currency equivalent, which event of default is a result of the payment by the Issuer or any Restricted Subsidiary prior to the Issue Date of one or more Restricted Payments in violation of the provisions governing such Indebtedness, and the effect of which event of default is to cause, or permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, such Indebtedness to become due prior to its stated maturity.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer, its Restricted Subsidiaries or any Parent of the Issuer or its Restricted Subsidiaries, as applicable (other than Disqualified Stock), that is issued for cash (other than to the Issuer or any of its Subsidiaries or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in the definition of “Cumulative Credit.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Notes (including the purchase of any Notes tendered pursuant thereto)),

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock, or

(3) is redeemable at the option of the holder thereof, in whole or in part, (other than as a result of a Change of Control or Asset Sale);

in each case prior to 91 days after the maturity date of the Notes; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“ECA Collateral” means Satellites, insurance policies thereon and related construction and manufacturing contracts, launch insurance policies (to the extent of coverage for the launch and associated services and any premiums related thereto), launch services agreements (but excluding customer contracts) or proceeds thereof that secure obligations under any ECA Financing.

“ECA Financing” means any Indebtedness including Indebtedness owing to or otherwise supported by any export credit agency, in each case, which was incurred by the Issuer and/or its Subsidiaries to finance (i) the acquisition (by purchase, lease or otherwise) construction or improvement of a Satellite in an aggregate principal amount, at any time outstanding, not to exceed $300.0 million and/or (ii) certain services in connection with the launch of a Satellite in an aggregate principal amount, at any time outstanding, not to exceed $500.0 million.

“Employee Transfer Agreement” means the intercompany agreement regarding the transfer of substantially all of the employees of Intelsat Global Service Corporation to Intelsat Corp, dated as of July 3, 2006, between Intelsat Global Service Corporation and Intelsat Corp, as amended from time to time (provided that no such amendment materially affects the ability of the Issuer to make anticipated principal or interest payments on the Notes).

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Event of Loss” means any event that results in the Issuer or its Restricted Subsidiaries receiving proceeds from any insurance covering any Satellite, or in the event that the Issuer or any of its Restricted Subsidiaries receives proceeds from any insurance maintained for it by any Satellite Manufacturer or any launch provider covering any of such Satellites.

“Event of Loss Proceeds” means, with respect to any proceeds from any Event of Loss, all Satellite insurance proceeds received by the Issuer or any of the Restricted Subsidiaries in connection with such Event of Loss, after

(1) provision for all income or other taxes measured by or resulting from such Event of Loss,

(2) payment of all reasonable legal, accounting and other reasonable fees and expenses related to such Event of Loss,

(3) payment of amounts required to be applied to the repayment of Indebtedness secured by a Lien on the Satellite that is the subject of such Event of Loss,

(4) provision for payments to Persons who own an interest in the Satellite (including any transponder thereon) in accordance with the terms of the agreement(s) governing the ownership of such interest by such Person (other than provision for payments to insurance carriers required to be made based on projected future revenues expected to be generated from such Satellite in the good faith determination of the Issuer as evidenced by an Officers’ Certificate), and

(5) deduction of appropriate amounts to be provided by the Issuer or such Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the Satellite that was the subject of the Event of Loss.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined by the Issuer in good faith) received by the Issuer after January 28, 2005 from:

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of the Issuer or pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer or any of its Subsidiaries) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by two Officers of the Issuer, which are excluded from the calculation set forth in the definition of the term “Cumulative Credit.”

“Excluded Satellite” means any Satellite (or, if the entire Satellite is not owned by the Issuer or any Restricted Subsidiary, as the case may be, the portion of the Satellite it owns or for which it has risk of loss) (i) that is not expected or intended, in the good faith determination of the Issuer, to earn revenue from the operation of such Satellite (or portion, as applicable) in excess of $75.0 million for the immediately succeeding 12-month calendar period or (ii) that has a net book value not in excess of $200.0 million or (iii) that (1) the procurement of In-Orbit Insurance therefor in the amounts and on the terms required by this Indenture would not be available for a price that is, and on other terms and conditions that are, commercially reasonable or (2) the procurement of such In-Orbit Insurance therefor would be subject to exclusions or limitations of coverage that would make the terms of the insurance commercially unreasonable, in either case, in the good faith determination of the Issuer or (iv) for which In-Orbit Contingency Protection is available or (v) whose primary purpose is to provide In-Orbit Contingency Protection for the Issuer’s or its Subsidiaries’ Satellites (or portions) and otherwise that is not expected or intended, in the good faith determination of the Issuer, to earn revenue from the operation of such Satellite (or portion, as applicable) in excess of $75.0 million for the immediately succeeding 12-month calendar period.

“Existing Credit Facility Obligations” means all “Credit Agreement Obligations” as defined in the Intelsat Jackson Secured Credit Agreement.

“Existing First Lien Obligations” means the Existing Credit Facility Obligations and the 2024 Secured Notes Obligations.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction, which, in the case of an Asset Sale, shall be determined either at the time of the Asset Sale or as of the date of the definitive agreement with respect to such Asset Sale. Unless otherwise specified, any determination of Fair Market Value shall be made by the Issuer in good faith.

“FCC Licenses” means all authorizations, licenses and permits issued by the Federal Communications Commission or any governmental authority substituted therefor to the Issuer or any of its Subsidiaries, under which the Issuer or any of its Subsidiaries is authorized to launch and operate any of its Satellites or to operate any of its TT&C Earth Stations (other than authorizations, orders, licenses or permits that are no longer in effect).

“First Lien” means a Lien granted by a Security Document to the Collateral Trustee for the benefit of the First Lien Secured Parties, at any time, upon any property of the Issuer or any Guarantor to secure First Lien Obligations.

“First Lien Debt” means:

(1) all Existing First Lien Obligations; and

(2) to the extent issued or outstanding, any other Indebtedness (including permitted refinancings of First Lien Debt, including the Notes and any Credit Agreement as defined in clause (b) of the definition thereof contained herein and Specified Cash Management Obligations and First Lien Hedging Obligations to the extent such Indebtedness and the document governing such Specified Cash Management Obligations and First Lien Hedging Obligations provide that such Specified Cash Management Obligations and First Lien Hedging Obligations shall be secured on a pari passu basis with such Indebtedness; it being understood that such Specified Cash Management Obligations and First Lien Hedging Obligations shall be included in such Indebtedness and holders of such Specified Cash Management Obligations and First Lien Hedging Obligations do not have to comply with clauses (b) and (c) immediately below) that, in the case of this clause (2), are secured equally and ratably with the Credit Facility Obligations by a First Lien that was expressly permitted to be incurred and so secured under each then outstanding Credit Agreement (or if no such Credit Agreement is then in effect, each other applicable Secured Debt Document) (including, while the Intelsat Jackson Secured Credit Agreement is in effect, pursuant to Sections 10.1 and 10.2 thereof); provided, in the case of any Indebtedness or other obligations referred to in this clause (2):

(a)	on or before the date on which such Indebtedness is (or other obligations are) incurred by the Issuer, such Indebtedness is (or other obligations are) designated by the Issuer, in an Officers’ Certificate delivered to the Collateral Trustee, as “First Lien Debt” for the purposes of the Secured Debt Documents (it being understood that the Issuer shall not have to identify specific Cash Management Agreements and Hedge Agreements in designating such agreements as “First Lien Debt” together with the Indebtedness); provided that no Obligation or Indebtedness may be designated as both Second Lien Debt and First Lien Debt;

(b)	such Indebtedness is (or other obligations are) evidenced or governed by an indenture, credit agreement, loan agreement, note agreement, promissory note, Hedge Agreement or other agreement or instrument that includes a Lien Sharing and Priority Confirmation, or such Indebtedness is (or other obligations are) subject to a Lien Sharing and Priority Confirmation; and

(c)	is designated as First Lien Debt in accordance with the requirements of the Collateral Agency and Intercreditor Agreement.

In addition to the foregoing, all obligations owing to the Collateral Trustee in its capacity as such, whether pursuant to the Collateral Agency and Intercreditor Agreement or one or more of the Security Documents, First Lien Documents or Second Lien Documents, shall in each case be deemed to constitute First Lien Debt (although there shall be no separate Series of

First Lien Debt as a result thereof) and First Lien Obligations (with the obligations described in this sentence being herein called “Collateral Trustee Obligations”), which Collateral Trustee Obligations shall be entitled to the priority provided for pursuant to the Collateral Agency and Intercreditor Agreement. Furthermore, the Issuer shall promptly notify the then-controlling First Lien Representative of the entering into any First Lien Hedging Obligations.

“First Lien Documents” means, collectively, the Credit Documents, each agreement or instrument relating to any First Lien Hedging Obligation, the Notes Documents, the 2024 Secured Notes Documents and each other agreement or instrument governing, or relating to, any First Lien Debt (including First Lien Debt incurred after the date of the Collateral Agency and Intercreditor Agreement) and the First Lien Security Documents.

“First Lien Hedging Obligations” means all Hedge Agreements that constitute First Lien Debt in accordance with clause (1) or clause (2) of the definition of “First Lien Debt”.

“First Lien Obligations” means any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding) at the rate, including any applicable post-default rate, specified in the First Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses, damages and other liabilities payable under the First Lien Documents, including, without limitation, all outstanding Existing First Lien Obligations and such obligations in respect of any other series of First Lien Debt issued or outstanding after the date of the Collateral Agency and Intercreditor Agreement. As provided in the last sentence of “First Lien Debt”, all Collateral Trustee Obligations shall constitute First Lien Obligations.

“First Lien Representative” means (i) in the case of the Existing Credit Facility Obligations, the administrative agent under the Intelsat Jackson Secured Credit Agreement; and (ii) in the case of any other Series of First Lien Debt, the respective creditor or any trustee, agent or representative thereof designated as such in the respective Series of First Lien Debt; provided that neither the Collateral Trustee nor any Secured Debt Representative shall be deemed to have knowledge of any other Secured Debt Representative unless it receives notice thereof in accordance with the terms of the Collateral Agency and Intercreditor Agreement.

“First Lien Secured Parties” means the persons holding any First Lien Obligations, including the Collateral Trustee.

“First Lien Security Documents” means the Security Documents (other than any Security Documents that do not secure the First Lien Obligations).

“Flow-Through Entity” means an entity that is treated as a partnership not taxable as a corporation, a grantor trust or a disregarded entity for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia and any direct or indirect subsidiary of such Restricted Subsidiary.

“G2 Transfer Agreement” means the Agreement and Plan of Merger, dated as of July 3, 2006, among Intelsat General, G2 Satellite Solutions Corporation and Intelsat Corp, as amended from time to time (provided that no such amendment materially affects the ability of the Issuer to make anticipated principal or interest payments on the Notes), and the other agreements entered into in connection therewith on or prior to July 3, 2006.

“GAAP” means (i) generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on January 28, 2005 or (ii) IFRS, if the Issuer shall, upon not less than sixty (60) days’ prior written notice to the Trustee, have adopted IFRS; provided, however, that notwithstanding the foregoing, if the Issuer so adopts IFRS, it may elect, in its sole discretion to continue to utilize GAAP as defined in clause (i) of this definition for the purposes of making all calculations under this Indenture that are subject to GAAP and the notice to the Trustee required upon the change to IFRS shall set forth whether or not the Issuer intends to continue to use GAAP as defined in clause (i) of this definition for purposes of making all calculations under this Indenture. In the event the Issuer elects to change to IFRS for purposes of making calculations under this Indenture, references in this Indenture to a standard or rule under GAAP shall be deemed to refer to the most nearly comparable standard or rule under IFRS. For the purposes of this Indenture, the term “consolidated” with respect to any Person means such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“Government Business Subsidiary” means any Restricted Subsidiary of the Issuer, including Intelsat General Corporation for so long as it is a Restricted Subsidiary of the Issuer, that (i) is engaged primarily in the business of providing services to customers similar to the services provided on the Issue Date by Intelsat General Corporation and services or activities that are reasonably similar thereto or a reasonable extension, development or expansion thereof, or is complementary, incidental, ancillary or related thereto and (ii) is subject to the Proxy Agreement or a substantially similar agreement substantially restricting the Issuer’s control of such Restricted Subsidiary.

“Grantor” has the meaning set forth in the applicable Security Document, as the context may require.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the obligations of the Issuer under this Indenture and the Notes by any Person in accordance with the provisions of this Indenture.

“Guarantor” means any Person that Incurs a Guarantee; provided that upon the release or discharge of such Person from its Guarantee in accordance with this Indenture, such Person ceases to be a Guarantor.

“Hedge Agreements” means interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity price protection agreements or other commodity price hedging agreements, and other similar agreements entered into by the Issuer or any Restricted Subsidiary that is a credit party under the Intelsat Jackson Secured Credit Agreement in the ordinary course of business (and not for speculative purposes) in order to protect the Issuer or any of such Restricted Subsidiaries against fluctuations in interest rates, currency exchange rates or commodity prices.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange or interest rate swap agreements, cap agreements and collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange or interest rates.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Holdings” means Intelsat S.A., until a successor replaces it, and thereafter means such successor.

“IFRS” means the International Financial Reporting Standards, as promulgated by the International Accounting Standards Board (or any successor board or agency), as in effect on the date of the election, if any, by the Issuer to adopt IFRS; provided, however, that IFRS shall not include any provision of such standards that would require a lease that would be classified as an operating lease under GAAP (as defined in clause (i) of the definition thereof) to be classified as Indebtedness or a finance or capital lease.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a current account payable, trade payable or similar obligation Incurred, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the Indebtedness referred to in clause (1) above of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness referred to in clauses (1) or (2) above of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to the Issuer and its Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, the Issuer or any of its Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of the Issuer or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) obligations to make payments to one or more insurers under satellite insurance policies in respect of premiums or the requirement to remit to such insurer(s) a portion of the future revenue generated by a satellite which has been declared a constructive total loss, in each case in accordance with the terms of the insurance policies relating thereto; (5) Obligations under or in respect of any Qualified Receivables Financing; or (6) any obligations to make progress or incentive payments or risk money payments under any satellite manufacturing contract or to make payments under satellite launch contracts in respect of launch services provided thereunder, in each case, to the extent not overdue by more than 90 days.

Notwithstanding anything in this Indenture, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of FASB ASC 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under this Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under this Indenture.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Similar Business, in each case of nationally recognized standing that is, in the good faith determination of the Issuer, qualified to perform the task for which it has been engaged.

“In-Orbit Contingency Protection” means transponder capacity that in the good faith determination of the Issuer is available on a contingency basis by the Issuer or its Subsidiaries, directly or by another satellite operator pursuant to a contractual arrangement, to accommodate the transfer of traffic representing at least 25% of the revenue-generating capacity with respect to any Satellite (or, if the entire Satellite is not owned by the Issuer or any Restricted Subsidiary, as the case may be, the portion of the Satellite it owns or for which it has risk of loss) that may suffer actual or constructive total loss and that meets or exceeds the contractual performance specifications for the transponders that had been utilized by such traffic; it being understood that the Satellite (or portion, as applicable) shall be deemed to be insured for a percentage of the Satellite’s (or applicable portion’s) net book value for which In-Orbit Contingency Protection is available.

“In-Orbit Insurance” means, with respect to any Satellite (or, if the entire Satellite is not owned by the Issuer or any Restricted Subsidiary, as the case may be, the portion of the Satellite it owns or for which it has risk of loss), insurance (subject to a right of co-insurance in an amount up to $150.0 million per Satellite) or other contractual arrangement providing for coverage against the risk of loss of or damage to such Satellite (or portion, as applicable) attaching upon the expiration of the launch insurance therefor (or, if launch insurance is not procured, upon the initial completion of in-orbit testing) and attaching, during the commercial in-orbit service of such Satellite (or portion, as applicable), upon the expiration of the immediately preceding corresponding policy or other contractual arrangement, as the case may be, subject to the terms and conditions set forth in this Indenture.

“Intelsat Bermuda Transfer” means the transfer by Intelsat (Bermuda), Ltd. (now known as Intelsat (Luxembourg) S.A.) of certain of its assets and certain of its liabilities and obligations to Intelsat Jackson Holdings, Ltd. (now known as Intelsat Jackson Holdings S.A.) on February 4, 2008.

“Intelsat Corp” means Intelsat Corporation (formerly PanAmSat Corporation), until a successor replaces it, and thereafter means such successor.

“Intelsat Corp Tender Offers” means the tender offers by Intelsat Corp for its 9  1⁄4% Senior Notes due 2014 and its 6 7⁄8% Senior Secured Debentures due 2028.

“Intelsat Holdings” means Intelsat Holdings S.A., a Luxembourg company, until a successor replaces it, and thereafter means such successor.

“Intelsat Investments” means Intelsat Investments S.A., until a successor replaces it, and thereafter means such successor.

“Intelsat Investments Notes” means, whether or not outstanding (a) the 7 5⁄8% Senior Notes due 2012 and (b) the 6 1⁄2% Senior Notes due 2013, in each case, of Intelsat Investments.

“Intelsat Jackson Secured Credit Agreement” means (i) the credit agreement entered into on January 12, 2011 among the Issuer, Intelsat Luxembourg, Bank of America, N.A., as administrative agent, the financial institutions named therein and the other parties thereto, and the guarantees thereof provided by certain subsidiaries of the Issuer, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any one or more agreements or indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Issuer to be included in the definition of “Intelsat Jackson Secured Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers, whether secured or unsecured, and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Intelsat Jackson Unsecured Credit Agreement” means (i) the senior unsecured credit agreement entered into on February 2, 2007 among the Issuer, Intelsat Luxembourg, Intelsat Investments, the financial institutions named therein and Bank of America, N.A., as administrative agent, and the guarantees thereof provided by Intelsat Sub Holdco and certain subsidiaries of Intelsat Sub Holdco, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any one or more agreements or indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, including any agreement entered into in connection with the refinancing thereof as a result of the change of control prepayment offer by the Issuer in May 2008, and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Issuer to be included in the definition of “Intelsat Jackson Unsecured Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Intelsat Luxembourg” means Intelsat (Luxembourg) S.A., until a successor replaces it, and thereafter means such successor.

“Intelsat Luxembourg Intercompany Loan” means the intercompany loans by Intelsat (Bermuda), Ltd. (now Intelsat Luxembourg) (irrespective of any subsequent holder of such loans so long as a subsidiary of the Issuer) to PanAmSat Holding Corporation (now Intelsat Corp) to fund the payment of a portion of the purchase price of the PanAmSat Acquisition and to fund the purchase of PanAmSat Holding Corporation’s 10  3⁄8% Senior Discount Notes due 2014 and, in each case, fees and expenses related thereto.

“Intelsat Sub Holdco” means Intelsat Subsidiary Holding Company S.A., until a successor replaces it, and thereafter means such successor.

“Intermediate Holdco” means Intelsat Intermediate Holding Company S.A., until a successor replaces it, and thereafter means such successor.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2) securities that have an Investment Grade Rating, but excluding any debt securities or loans or advances between and among the Issuer and its Subsidiaries,

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and Section 4.04:

(1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation less

(b) the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Issuer.

“Issue Date” means June 30, 2016.

“Issuer” means Intelsat Jackson Holdings S.A., until a successor replaces it and thereafter means such successor. For the avoidance of doubt, for any periods or dates which the Issuer does not have historical financial statements available, it shall be entitled to use and rely on the financial statements of its predecessor or successor or an assignor or a transferor that has assigned or transferred to the Issuer assets in the Intelsat Bermuda Transfer or any Specified Merger/Transfer Transaction.

“Jackson Notes” means, whether or not outstanding, the 11 1⁄4% Senior Notes due 2016, the 11 1⁄2% Senior Notes due 2016 (including any notes issued in exchange therefor), the 9 1⁄4% Senior Notes due 2016, the 9 1⁄2% Senior Notes due 2016 (including any notes issued in exchange therefor), the 8 1⁄2% Senior Notes due 2019 (including any notes issued in exchange therefor), the 7 1⁄4% Senior Notes due 2019 (including any notes issued in exchange therefor), the 7 1⁄4% Senior Notes due 2020 (including any notes issued in exchange therefor), the 7 1⁄2% Senior Notes due 2021 (including any notes issued in exchange therefor), the 6 5⁄8% Senior Notes due 2022 (including any notes issued in exchange therefor), the 5 1⁄2% Senior Notes due 2023 (including any notes issued in exchange therefor) and the 2024 Secured Notes (including any notes issued in exchange therefor), in each case, of the Issuer.

“Joint Venture” means any Person, other than an individual or a Subsidiary of the Issuer, (i) in which the Issuer or a Restricted Subsidiary of the Issuer holds or acquires an ownership interest (whether by way of Capital Stock or otherwise) and (ii) which is engaged in a Similar Business.

“Junior Lien Obligations” means any Obligations with respect to other Indebtedness permitted to be incurred under this Indenture, which is by its terms intended to be secured by the Collateral on a junior basis to the Notes; provided that such Lien is permitted to be incurred under this Indenture.

“License Subsidiary” means one or more Wholly-Owned Restricted Subsidiaries of the Issuer (i) that holds, was formed for the purpose of holding or is designated to hold FCC Licenses for the launch and operation of Satellites or for the operation of any TT&C Earth Station (other than any FCC License held by Intelsat General Corporation or any of its Subsidiaries) and (ii) all of the shares of capital stock and other ownership interests of which are held directly by the Issuer or a Subsidiary Guarantor, and will in any event include Intelsat License LLC.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any other agreement to give a security interest and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Lien Sharing and Priority Confirmation” means, as to any Series of First Lien Debt, the written agreement of the holders of such Series of First Lien Debt, or their applicable First Lien Representative on their behalf, in each case as set forth in the indenture, credit agreement, loan agreement, note agreement, promissory note or other agreement or instrument evidencing or governing such Series of First Lien Debt (or in a separate writing binding upon holders of such Series of First Lien Debt), for the enforceable benefit of all holders of each existing and future Series of First Lien Debt, each existing and future First Lien Representative, all holders of each existing and future Series of Second Lien Debt and each existing and future Second Lien Representative:

(a) that all First Lien Obligations will be and are secured equally and ratably by all First Liens at any time granted by the Issuer or any other Grantor to the Collateral Trustee to secure any Obligations in respect of such Series of First Lien Debt, whether or not upon property otherwise constituting collateral for such Series of First Lien Debt, and that all such First Liens will be enforceable by the Collateral Trustee for the benefit of all First Lien Secured Parties equally and ratably;

(b) that the holders of Obligations in respect of such Series of First Lien Debt are bound by the provisions of the Collateral Agency and Intercreditor Agreement, including without limitation the provisions relating to the ranking of First Liens and the order of application of proceeds from enforcement of First Liens; and

(c) consenting to and directing the Collateral Trustee to perform its obligations under the Collateral Agency and Intercreditor Agreement and the other Security Documents.

“Luxembourg Notes” means (i) the 11 1⁄4% Senior Cash Pay Notes due 2017 (including any notes issued in exchange therefor), (ii) the 11 1⁄2%/12 1⁄2% Senior PIK Election Notes due 2017 (including any notes issued in exchange therefor), (iii) the 6 3⁄4% Senior Notes due 2018 (including any notes issued in exchange therefor), (iv) the 7 3⁄4% Senior Notes due 2021 (including any notes issued in exchange therefor) and (v) the 8 1⁄8% Senior Notes due 2023 (including any notes issued in exchange therefor), in each case, of Intelsat Luxembourg.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of the Issuer or any Parent of the Issuer, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of the Issuer or any Parent of the Issuer, as applicable, was approved by a vote of a majority of the directors of the Issuer or any Parent of the Issuer, as applicable, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of the Issuer or any Parent of the Issuer, as applicable, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of the Issuer or any Parent of the Issuer, as applicable.

“Master Intercompany Services Agreement” means the Amended and Restated Master Intercompany Services Agreement, dated as of January 12, 2011, among Intelsat Luxembourg and certain direct and indirect Parent companies and Subsidiaries of Intelsat Luxembourg and the other parties thereto, as in effect on the Issue Date and as amended from time to time thereafter (provided that no such amendment materially affects the ability of the Issuer to make anticipated principal or interest payments on the Notes).

“Material Subsidiary” means, at any date of determination, (1) each License Subsidiary, (2) each Subsidiary Guarantor and (3) each Restricted Subsidiary of the Issuer (a) whose total assets at the last day of the Test Period ending on the last day of the most recent fiscal period for which financial statements have been delivered were equal to or greater than 5% of the consolidated total assets of the Issuer and the Restricted Subsidiaries at such date, (b) whose gross revenues for such Test Period were equal to or greater than 5% of the consolidated gross revenues of the Issuer and the Restricted Subsidiaries for such period, in each case determined in accordance with GAAP or (c) who guarantees the Jackson Notes or the Luxembourg Notes; provided that Government Business Subsidiaries and their respective Subsidiaries shall be deemed not to be a Material Subsidiary.

“Minority Investment” means any Person (other than a Subsidiary) in which the Issuer or any Restricted Subsidiary owns capital stock or other equity interests.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Mortgage” means a mortgage, deed of trust, deed to secure debt, assignment of leases and rents, security agreement and financing statement or other security document entered into by the owner of a Mortgaged Property and the Collateral Trustee for the benefit of the Secured Parties in respect of the Mortgaged Property.

“Mortgaged Property” means each parcel of real property and improvements thereto with respect to which a Mortgage is granted pursuant to Section 4.18.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to Section 4.06(b)) to be paid as a result of such transaction (including to obtain any consent therefor), amounts paid in connection with the termination of Hedging Obligations related to such Indebtedness and any deduction of appropriate amounts to be provided by the Issuer as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Net Transponder Capacity” means the aggregate transponder capacity for all in-orbit transponders then owned by the Issuer and its Restricted Subsidiaries.

“New Intelsat Jackson Unsecured Credit Agreement” means (i) the senior unsecured credit agreement entered into on July 1, 2008 among the Issuer, Intelsat Investments, Intelsat Luxembourg, Credit Suisse, Cayman Islands Branch, as administrative agent, the financial institutions named therein, and the other parties thereto, and the guarantees thereof provided by Intelsat Sub Holdco and certain subsidiaries of Intelsat Sub Holdco, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any one or more agreements or indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Issuer to be included in the definition of “New Intelsat Jackson Unsecured Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Notes Documents” means this Indenture, the Notes, the Guarantees and the Security Documents.

“Notes Obligations” means Obligations in respect of the Notes, this Indenture, the Guarantees and the Security Documents.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the Holders.

“Offering Transactions” means the issuance of the Notes and the use of proceeds therefrom.

“Officer” means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer, any Parent of the Issuer or any of the Issuer’s Restricted Subsidiaries.

“Officers’ Certificate” means a certificate signed on behalf of the Issuer by two Officers of the Issuer, any Parent of the Issuer or any of the Issuer’s Restricted Subsidiaries, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, any Parent of the Issuer or any of the Issuer’s Restricted Subsidiaries, that meets the requirements set forth in this Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“PanAmSat Acquisition” means the transaction pursuant to which Intelsat (Bermuda), Ltd. (now Intelsat Luxembourg) became the owner of all of the outstanding share capital of PanAmSat Holding Corporation (now Intelsat Corp).

“Parent” means, with respect to any Person, any other Person of which such Person is a direct or indirect Subsidiary.

“Parent Guarantor” means Intelsat Luxembourg and not any of its Subsidiaries.

“Parent Notes” means, whether or not outstanding, the Luxembourg Notes and the Intelsat Investments Notes.

“Pari Passu Indebtedness” means:

(1) with respect to the Issuer, the Notes and any Indebtedness which ranks pari passu in right of payment with the Notes; and

(2) with respect to any Guarantor, its Guarantee and any Indebtedness which ranks pari passu in right of payment with such Guarantor’s Guarantee.

“Permitted Holders” means, at any time, (i) the Sponsors, (ii) the Management Group, (iii) any Parent of the Issuer, and (iv) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any of the Permitted Holders specified in clauses (i), (ii) and/or (iii) above, and that (directly or indirectly) hold or acquire beneficial ownership of the Voting Stock of the Issuer or any Parent of the Issuer (a “Permitted Holder Group”), so long as no Person or other “group” (other than Permitted Holders specified in clauses (i) to (iii) above) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by such Permitted Holder Group. Any one or more Persons or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of this Indenture will thereafter, together with its (or their) Affiliates, constitute an additional Permitted Holder or Permitted Holders, as applicable.

“Permitted Investments” means:

(1) any Investment in the Issuer or any Restricted Subsidiary;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person that is primarily engaged in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Issuer, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of Section 4.06 or any other disposition of assets not constituting an Asset Sale;

(5) [Reserved];

(6) advances to employees not in excess of $40.0 million outstanding at any one time in the aggregate;

(7) any Investment acquired by the Issuer or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer or borrower of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under Section 4.03(b)(x);

(9) any Investment (x) existing on the Issue Date, (y) made pursuant to binding commitments in effect on the Issue Date and (z) that replaces, refinances, refunds, renews or extends any Investment described under either of the immediately preceding clauses (x) or (y), provided that any such Investment is in an amount that does not exceed the amount replaced, refinanced, refunded, renewed or extended;

(10) additional Investments by the Issuer or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the greater of (x) $350.0 million and (y) 3% of Total Assets of the Issuer at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not the Issuer or a Restricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary of the Issuer after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

(11) loans and advances to officers, directors and employees for business-related travel expenses, moving and relocation expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(12) Investments the payment for which consists of Equity Interests of the Issuer or any Parent of the Issuer (other than Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under the calculation set forth in the definition of the term “Cumulative Credit”;

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of Section 4.07(b) (except transactions described in clauses (ii)(a), (vi), (vii) and (xi)(B) of such Section);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees not prohibited by or guarantees required pursuant to, as the case may be, Sections 4.03 and 4.11; provided that the proceeds of the Indebtedness being guaranteed would be applied in a manner that would otherwise comply with Section 4.04(a) (other than Section 4.04(a)(iv));

(16) any Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries of the Issuer;

(17) Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(18) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(19) Investments resulting from the receipt of non-cash consideration in a sale of assets or property that does not constitute an Asset Sale or in an Asset Sale received in compliance with Section 4.06;

(20) additional Investments in Joint Ventures of the Issuer or any of its Restricted Subsidiaries existing on the Issue Date in an aggregate amount not to exceed $50.0 million outstanding at any one time provided, however, that if any Investment pursuant to this clause (20) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (20) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

(21) Investments of a Restricted Subsidiary of the Issuer acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with a Restricted Subsidiary of the Issuer in a transaction that is not prohibited by Section 5.01 after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(22) Investments in Subsidiaries or Joint Ventures formed for the purpose of selling or leasing transponders or transponder capacity to third-party customers in the ordinary course of business of the Issuer and its Restricted Subsidiaries which investments are in the form of transfers to such Subsidiaries or Joint Ventures for fair market value transponders or transponder capacity sold or to be sold or leased or to be leased by such Subsidiaries or Joint Ventures; provided that all such Investments in Subsidiaries and Joint Ventures do not exceed 10% of Net Transponder Capacity; and

(23) any Investment in the Notes or any other Indebtedness incurred or assumed in connection with the Transactions.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits and other Liens granted by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds, performance and return of money bonds, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit, bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) (A) Liens securing an aggregate principal amount of Pari Passu Indebtedness on a pari passu basis and/or junior basis not to exceed the greater of (x) $4.35 billion and (y) the maximum principal amount of Indebtedness that, as of such date, and after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom on such date, would not cause the Secured Indebtedness Leverage Ratio of the Issuer to exceed 2.50 to 1.00 and (B) Liens securing Indebtedness permitted to be Incurred pursuant to the Non-Guarantor Exception and Sections 4.03(b)(ii), (iv) (provided that such Liens do not extend to any property or assets that are not property being purchased, leased, constructed or improved with the proceeds of such Indebtedness being Incurred pursuant to Section 4.03(b)(iv)), (xii) or (xx); provided that in the case of the Non-Guarantor Exception and Section 4.03(b)(xx), such Lien does not extend to the property or assets of the Issuer or any Subsidiary of the Issuer other than a Restricted Subsidiary of the Issuer that is not a Guarantor; and provided further, that (1) any First

Lien or Second Lien Incurred on the Collateral (i) pursuant to sub-clause (A) of this clause (6) and (ii) pursuant to sub-clause (B) of this clause (6) to secure Indebtedness incurred pursuant to Section 4.03(b)(xii) shall, in each case, be subject to the Collateral Agency and Intercreditor Agreement and (2) any Lien Incurred on the Collateral that ranks junior to a Second Lien (i) pursuant to sub-clause (A) of this clause (6) and (ii) pursuant to sub-clause (B) of this clause (6) to secure Indebtedness incurred pursuant to Section 4.03(b)(xii) shall, in each case, be subject to intercreditor arrangements that, taken as a whole, are no less favorable (as determined by the Issuer) to Holders than those contained in the Collateral Agency and Intercreditor Agreement;

(7) Liens existing on the Issue Date, other than Liens securing the Credit Agreement, the 2024 Secured Notes, the Notes and the Guarantees;

(8) Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any Subsidiary Guarantor of the Issuer;

(9) Liens on assets or property at the time the Issuer or a Restricted Subsidiary of the Issuer acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Issuer or any Restricted Subsidiary of the Issuer; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other assets or property owned by the Issuer or any Restricted Subsidiary of the Issuer (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary of the Issuer permitted to be Incurred in accordance with Section 4.03;

(11) Liens securing Hedging Obligations permitted to be Incurred under Section 4.03(b)(x);

(12) Liens on documentary letters of credit, bank guarantees or inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of the Issuer or any Restricted Subsidiary;

(16) Liens on equipment of the Issuer or any Restricted Subsidiary granted in the ordinary course of business to the Issuer’s or such Restricted Subsidiary’s client at which such equipment is located;

(17) Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(18) pledges and deposits and other Liens made in the ordinary course of business to secure liability to insurance carriers;

(19) Liens on the Equity Interests of Unrestricted Subsidiaries;

(20) grants of software and other technology licenses in the ordinary course of business;

(21) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6)(B), (7), (8), (9), (10), (11) and (15); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6)(B), (7), (8), (9), (10), (11) and (15) at the time the original Lien became a Permitted Lien under this Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; and

(22) other Liens securing obligations Incurred in the ordinary course of business which obligations do not exceed $75.0 million at any one time outstanding.

“Person” means any individual, corporation, partnership, limited liability company, Joint Venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up.

“Presumed Tax Rate” means the highest effective marginal statutory combined U.S. federal, state and local income tax rate prescribed for an individual residing in New York City (taking into account (i) the deductibility of state and local income taxes for U.S. federal income tax purposes, assuming the limitation of Section 68(a)(2) of the Code applies and taking into account any impact of Section 68(f) of the Code, and (ii) the character (long-term or short-term capital gain, dividend income or other ordinary income) of the applicable income).

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from the Issuer or any Subsidiary of the Issuer to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Cash Management Creditor” means any Person that, at the time it enters into a Cash Management Agreement, is a lender or an Affiliate of a lender under the Intelsat Jackson Secured Credit Agreement, in its capacity as a party to such Cash Management Agreement.

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1) the Board of Directors of the Issuer shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the Receivables Subsidiary,

(2) all sales of accounts receivable and related assets to the Receivables Subsidiary are made at Fair Market Value (as determined in good faith by the Issuer), and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuer) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure First Lien Obligations shall not be deemed a Qualified Receivables Financing.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Issuer’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuer or any Parent of the Issuer as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by the Issuer or any of its Subsidiaries pursuant to which the Issuer or any of its

Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Issuer or any of its Subsidiaries), and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Issuer or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by the Issuer or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly-Owned Restricted Subsidiary of the Issuer (or another Person formed for the purposes of engaging in a Qualified Receivables Financing with the Issuer in which the Issuer or any Subsidiary of the Issuer makes an Investment and to which the Issuer or any Subsidiary of the Issuer transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Issuer and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Issuer (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Issuer or any other Subsidiary of the Issuer (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Issuer or any other Subsidiary of the Issuer in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of the Issuer or any other Subsidiary of the Issuer, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(b) with which neither the Issuer nor any other Subsidiary of the Issuer has any material contract, agreement, arrangement or understanding other than on terms which the Issuer reasonably believes to be no less favorable to the Issuer or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Issuer, and

(c) to which neither the Issuer nor any other Subsidiary of the Issuer has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Issuer giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Refinancings” means, collectively, the (i) redemption of the Issuer’s Floating Rate Senior Notes due 2013 and Floating Rate Senior Notes due 2015 and (ii) redemption of Intelsat Investments’ 5 1⁄4% Senior Notes due 2008.

“Relevant Tax Jurisdiction” means Luxembourg, or another jurisdiction in which the Issuer or a Guarantor, if any, or a successor of any of them, is organized, is resident or engaged in business for tax purposes or through which payments are made on or in connection with the Notes (or Guarantees).

“Reorganization” means the transactions pursuant to which the Subsidiaries of Intelsat Investments were restructured, which were consummated on January 12, 2011.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this Indenture, all references to Restricted Subsidiaries mean Restricted Subsidiaries of the Issuer.

“S&P” means Standard & Poor’s Ratings Services or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Issuer or a Restricted Subsidiary whereby the Issuer or a Restricted Subsidiary transfers such property to a Person and the Issuer or such Restricted Subsidiary leases it from such Person, other than leases between the Issuer and a Restricted Subsidiary of the Issuer or between Restricted Subsidiaries of the Issuer.

“Satellite” means any satellite owned by the Issuer or any of its Restricted Subsidiaries and any satellite purchased by the Issuer or any of its Restricted Subsidiaries pursuant to the terms of a Satellite Purchase Agreement, whether such satellite is in the process of manufacture, has been delivered for launch or is in orbit (whether or not in operational service).

“Satellite Manufacturer” means, with respect to any Satellite, the prime contractor and manufacturer of such Satellite.

“Satellite Purchase Agreement” means, with respect to any Satellite, the agreement between the applicable Satellite Purchaser and the applicable Satellite Manufacturer relating to the manufacture, testing and delivery of such Satellite.

“Satellite Purchaser” means the Issuer or Restricted Subsidiary that is a party to a Satellite Purchase Agreement.

“SEC” means the Securities and Exchange Commission or any successor thereto.

“Second Lien” means Liens granted by a Security Document to the Collateral Trustee for the benefit of the Second Lien Secured Parties, at any time, upon any property of the Issuer or any other grantor to secure Second Lien Obligations.

“Second Lien Debt” means, to the extent issued or outstanding, any Indebtedness constituting Second Lien Obligations, provided that in the case of any Indebtedness referred to in this definition:

(a) on or before the date on which such Indebtedness is incurred it is designated by the Issuer, in an Officers’ Certificate delivered to the Collateral Trustee, as “Second Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Second Lien Debt and First Lien Debt;

(b) such Indebtedness is evidenced or governed by an indenture, credit agreement, loan agreement, note agreement, promissory note or other agreement or instrument that includes a Lien Sharing and Priority Confirmation;

(c) is designated as a Second Lien Debt in accordance with the requirements of the Collateral Agency and Intercreditor Agreement; and

(d) at the time of the incurrence thereof, the respective Second Lien Debt may be incurred (and secured as contemplated herein) without violating the terms of any Credit Agreement or other First Lien Document then outstanding (or if no such Credit Agreement or other First Lien Document is then in effect, each other applicable Secured Debt Document).

“Second Lien Documents” means, collectively, the indenture, credit agreement or other agreement or instrument evidencing or governing or securing each Series of Second Lien Debt and the Second Lien Security Documents.

“Second Lien Obligations” means any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Second Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses, damages and other liabilities payable under the documentation governing any Second Lien Debt.

“Second Lien Representative” means, in the case of any Series of Second Lien Debt, the trustee, agent or representative of the holders of such Series of Second Lien Debt who maintains the transfer register for such Series of Second Lien Debt and is appointed as a Second Lien Representative (for purposes related to the administration of the Security Documents) pursuant to the indenture, credit agreement, loan agreement, note agreement, promissory note or other agreement or instrument evidencing or governing such Series of Second Lien Debt, together with its successors in such capacity, provided that in each case such Person shall have executed a joinder to the Collateral Agency and Intercreditor Agreement.

“Second Lien Secured Party” means the Persons holding any Second Lien Obligations.

“Second Lien Security Documents” means the Security Documents (other than any Security Documents that do not secure the Second Lien Obligations) and any other agreement, document or instrument pursuant to which a Lien is granted or purported to be granted securing Second Lien Obligations or under which rights or remedies with respect to such Liens are governed.

“Secured Debt Documents” means the First Lien Documents and the Second Lien Documents.

“Secured Debt Representative” means each First Lien Representative and each Second Lien Representative.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Indebtedness Leverage Ratio” means, with respect to any Person, at any date, the ratio of (1) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with GAAP) to (2) Adjusted EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the Issuer or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness subsequent to the commencement of the period for which the Secured Indebtedness Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Indebtedness Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and other operational changes that such Person or any of its Restricted Subsidiaries has both determined to make and made after January 28, 2005 and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations, discontinued operations and other operational changes (and the change in Adjusted EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into such Person or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued

operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Issuer as set forth in an Officers’ Certificate, to reflect, among other things, (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from any acquisition, amalgamation, merger or operational change (including, without limitation, from the Transactions) and (2) all adjustments used in connection with the “adjusted EBITDA” calculations set forth in (i) footnote (4) to the “Summary Historical and Pro Forma Consolidated Financial Data” section of the offering memorandum dated June 19, 2006 in connection with the offering of notes of Intelsat (Bermuda), Ltd. (which notes were subsequently assumed by the Issuer) and (ii) Intelsat Investments S.A.’s Annual Reports on Form 10-K for each of the four years ended December 31, 2012, Intelsat S.A.’s Registration Statement on Form F-1, as amended (Registration No. 333-181527), initially filed with the SEC on May 18, 2012, and Intelsat S.A.’s Annual Report on Form 20-F for each of the three years ended December 31, 2015, in each case as amended, and in each case to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

“Secured Parties” means the Collateral Trustee, the First Lien Secured Parties (including their Secured Debt Representatives) and the Second Lien Secured Parties (including their Secured Debt Representatives).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” means the security agreements, pledge agreements, collateral assignments, mortgages and related agreements, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, creating the security interests in the Collateral for the benefit of the Trustee, the Collateral Trustee and Holders as contemplated by this Indenture.

“Senior Credit Documents” means the collective reference to any Credit Agreement, any senior credit facilities thereunder and the guarantees thereof, the collateral documents relating thereto and any intercreditor documents relating thereto, in each case, as amended, supplemented or otherwise modified from time to time.

“Serafina Assignment” means the assignment by Serafina Acquisition Limited, immediately following the Intelsat Bermuda Transfer on February 4, 2008, of certain of its liabilities and obligations to Intelsat (Bermuda), Ltd. (now known as Intelsat (Luxembourg) S.A.), and the assumption by Intelsat (Bermuda), Ltd. of such liabilities and obligations.

“Series of First Lien Debt” means, severally, (1) the Existing Credit Facility Obligations, (2) the 2024 Secured Notes Obligations and (3) each separate issue of Indebtedness which constitutes First Lien Debt in accordance with clause (2) of the definition thereof contained herein (with agreements between one or more of the same credit parties, on the one hand, and one or more of the same counterparties, on the other hand, constituting a single issue and a single series of First Lien Debt, so long as such agreements represent confirmations or transactions under a single common agreement among the parties), including the Notes.

“Series of Second Lien Debt” means, severally, each issue or series of Second Lien Debt.

“Series of Secured Debt” shall have the meaning set forth for such term in the Collateral Agency and Intercreditor Agreement.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Issuer within the meaning of Rule 1-02(w)(1) or (2) under Regulation S-X promulgated by the SEC or any successor provision.

“Similar Business” means any business or activity of the Issuer or any of its Subsidiaries currently conducted or proposed as of the Issue Date, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof, or is complementary, incidental, ancillary or related thereto.

“Specified Cash Management Obligations” means all Cash Management Obligations that are owed to one or more Qualified Cash Management Creditors.

“Specified Intercompany Agreements” means the Master Intercompany Services Agreement, the Employee Transfer Agreement, the G2 Transfer Agreement and the agreements or promissory notes evidencing the Intelsat Luxembourg Intercompany Loan and, in each case, agreements in connection therewith.

“Specified Redemptions” means the redemption of (1) Intelsat Investments’ 7  5⁄8% Senior Notes due 2012, (2) Intermediate Holdco’s 9  1⁄4% Senior Discount Notes due 2015, (3) Intelsat Sub Holdco’s 8 1⁄2% Senior Notes due 2013, (4) Intelsat Corp’s 9  1⁄4% Senior Notes due 2014, 9  1⁄4% Senior Notes due 2016 and 6 7⁄8% Senior Secured Debentures due 2028, (5) the Issuer’s 8 1/2% Senior Notes due 2019 and (6) Intelsat Luxembourg’s 6 3/4% Senior Notes due 2018.

“Specified Sale/Leaseback Transaction” means one Sale/Leaseback Transaction pursuant to which the Issuer or its Restricted Subsidiaries sell one Satellite and related assets that is designated as a Specified Sale/Leaseback Transaction pursuant to an Officers’ Certificate.

“Sponsors” means (1) one or more investment funds advised, managed or controlled by BC Partners Holdings Limited or any Affiliate thereof, (2) one or more investment funds advised, managed or controlled by Silver Lake or any Affiliate thereof, and (3) one or more investment funds advised, managed or controlled by any of the Persons described in clauses (1) and (2) of this definition, and, in each case, (whether individually or as a group) their Affiliates; provided that, for purposes of determining the fees and expenses that may be added back pursuant to clause (5)(b) within the definition of Adjusted EBITDA for any period before February 4, 2008, the term “Sponsor” shall also mean one or more investment funds advised, managed or controlled by Apax Partners Worldwide, LLP, Apax Partners, L.P., Apollo Management V, L.P., Madison Dearborn Partners, LLC or Permira Advisers, LLC or any of their respective Affiliates.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Issuer or any Subsidiary of the Issuer which the Issuer has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any loan or security, the date specified in such loan or security as the fixed date on which the final payment of principal of such loan or security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such loan or security at the option of the holder or lender thereof upon the happening of any contingency beyond the control of the issuer or borrower, as applicable, unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to the Issuer, any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to its Guarantee.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity and (3) any Person that is consolidated in the consolidated financial statements of the specified Person in accordance with GAAP.

“Subsidiary Guarantee” means the Guarantee of a Subsidiary Guarantor.

“Subsidiary Guarantor” means each Subsidiary of the Issuer that is a Guarantor.

“Subsidiary Notes” means, whether or not outstanding, (a) the 8 1⁄4% Senior Notes due 2013, the 8 1⁄2% Senior Notes due 2015 (including any notes issued in exchange therefor), the 8 5⁄8% Senior Notes due 2013, the 8 7⁄8% Senior Notes due 2015 (including any notes issued in exchange therefor) and the 8 7⁄8% Senior Notes due 2015, Series B (including any notes issued in exchange therefor), in each case, of Intelsat Sub Holdco, (b) the 9 1⁄4% Senior Discount Notes due 2015 and the 9 1⁄2% Senior Discount Notes due 2015 (including any notes issued in exchange therefor), in each case, of Intermediate Holdco, and (c) the 6 7⁄8% Senior Secured Debentures due 2028, the 9% Senior Notes due 2014, the 9 1⁄4% Senior Notes due 2014 (including any notes issued in exchange therefor), the 9% Senior Notes due 2016, the 9 1⁄4% Senior Notes due 2016 (including any notes issued in exchange therefor), in each case, of Intelsat Corp, and the Intelsat Luxembourg Intercompany Loan.

“Subsidiary Transfer Transaction” means the transfer of all or a portion of the equity, assets and liabilities of any of the Issuer or any of its Restricted Subsidiaries between or among any of the Issuer and/or any of its Restricted Subsidiaries.

“Supplemental Security Agreement” means, (i) with respect to a Person organized under the laws of England and Wales, Ireland, the United States or any state, subdivision or possession thereof, Luxembourg, or Gibraltar, security documents in substantially the form of those received in connection with the execution of the Intelsat Jackson Secured Credit Agreement or a supplement thereto from Grantors organized in such jurisdictions and (ii) in the case of any other Person, a security agreement which shall in its scope be substantially similar to the scope of the U.S. Security Agreement (to the extent practicable), with such modifications as may be necessary in light of local legal considerations.

“Tax-affected Investor” means any holder of capital stock in any Parent of the Issuer that is subject (or if such holder is a Flow-Through Entity, any partner in which is subject) to a tax regime (for example, as a United States shareholder within the meaning of section 951(b) of the Code) that requires such person to recognize on a current basis taxable income attributable to earnings and profits of the Issuer, or its Subsidiaries in advance of any distribution of such earnings and profits.

“Test Period” means the four consecutive fiscal quarters of the Issuer then last ended.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of this Indenture.

“Total Assets” means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as shown on the most recent balance sheet.

“Transaction Agreement” means the Share Purchase Agreement, dated as of June 19, 2007, among Serafina Holdings Limited, Serafina Acquisition Limited, Intelsat Holdings and certain shareholders of Intelsat Holdings, as amended, supplemented or modified from time to time.

“Transaction Documents” means the Transaction Agreement, the Credit Agreement, this Indenture, the Subsidiary Notes, the Jackson Notes, the Luxembourg Notes, the Specified Intercompany Agreements and, in each case, any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time.

“Transactions” means the Acquisition and the transactions related thereto, including the Intelsat Bermuda Transfer, the Serafina Assignment, the Change of Control Offers and the Refinancings, as applicable, including as contemplated by the Transaction Documents (including any Equity Interest payments made in connection therewith (whether on or prior to the Issue Date or thereafter)), the offering of the 9% Senior Secured Notes due 2016 in connection with the PanAmSat Acquisition and the borrowing under the Intelsat Luxembourg Intercompany Loan, the entry into the Intelsat Jackson Unsecured Credit Agreement and the New Intelsat Jackson Unsecured Credit Agreement, the Offering Transactions, each of the “Offering Transactions” as defined in the indenture governing the 5 1⁄2% Senior Notes due 2023 of the Issuer, the Subsidiary Notes, the Jackson Notes and the Luxembourg Notes, amendments and borrowings made pursuant to the Credit Agreement, the execution and performance of the Specified Intercompany Agreements, the Subsidiary Transfer Transactions, the Intelsat Corp Tender Offers, the Specified Redemptions, the Reorganization and the other transactions in connection with the foregoing.

“Treasury Rate” means, with respect to the Notes, as of the applicable redemption date (including any date of repayment upon acceleration thereof, whether by operation of law or otherwise) and as determined in accordance with this Indenture, the yield to maturity, as of such date, interpolated on a straight-line basis between United States Treasury securities with constant maturities (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such date to September 30, 2022; provided, however, that if the period from such date to September 30, 2022 is less than one year, the weekly average yield on one year constant maturity United States Treasury securities (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)).

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, trust officer, assistant trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and who shall have direct responsibility for the administration of this Indenture.

“Trustee” means the respective party named as such in this Indenture until a successor replaces it and, thereafter, means the successor.

“TT&C Earth Station” means any earth station licensed for operation by the FCC or by any international, federal, state, local or foreign court or governmental agency, authority,

instrumentality or regulatory body, authority, agency or commission or legislative body or other governmental entity outside of the United States used for the provision of TT&C Services that is owned and operated by the Issuer or any of its Subsidiaries.

“TT&C Services” means the provision of tracking, telemetry and command services for the purposes of operational control of any Satellite.

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary of the Issuer) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Issuer or any other Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any of its Restricted Subsidiaries (other than Equity Interests of Unrestricted Subsidiaries); provided, further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under Section 4.04.

The Board of Directors of the Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation no Event of Default shall have occurred and be continuing and either (1) the Issuer could Incur $1.00 of additional Indebtedness pursuant to the Debt to Adjusted EBITDA Ratio test described in Section 4.03(a) or (2) the Debt to Adjusted EBITDA Ratio for the Issuer and its Restricted Subsidiaries would be less than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Issuer giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. Dollars, at any time for the determination thereof, the amount of U.S. Dollars obtained by converting such foreign currency involved in such computation into U.S. Dollars at the spot rate for the purchase of U.S. Dollars with the applicable foreign currency as quoted by Reuters at approximately 10:00 A.M. (New York City time) on such date of determination (or if no such quote is available on such date, on the immediately preceding Business Day for which such a quote is available).

“U.S. Government Obligations” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“U.S. Security Agreement” means the Security and Pledge Agreement, dated as of January 11, 2011, entered into by the grantors party thereto, Bank of America, N.A., as administrative agent, and Wilmington Trust FSB, as collateral trustee, as the same may be amended, supplemented or otherwise modified from time to time.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly-Owned Restricted Subsidiary” is any Wholly-Owned Subsidiary that is a Restricted Subsidiary.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person and one or more Wholly-Owned Subsidiaries of such Person.

SECTION 1.02. Other Definitions.

Term	Section

Affiliate Transaction	4.07(a)
Appendix	Preamble
ASC	1.01
Asset Sale Offer	4.06(b)
Authorized Agent	12.17
Bankruptcy Law	6.01
Base Currency	12.19(b)
Calculation Date	1.01
Change of Control	4.08(a)
Change of Control Offer	4.08(b)
Clearstream	Appendix A
Control	1.01
Consolidated	1.01
covenant defeasance option	8.01
Covenant Suspension Event	4.16
Custodian	6.01
Definitive Note	Appendix A
Depository	Appendix A
Disposition	1.01
Euroclear	Appendix A
Event of Default	6.01
Excess Proceeds	4.06(b)
Global Notes	Appendix A
Global Notes Legend	Appendix A
Guaranteed Obligations	10.01(a)
IAI	Appendix A
Increased Amount	4.12(c)
Intelsat General	4.15
Judgment Currency	12.19(b)
legal defeasance option	8.01
maximum fixed repurchase price	1.01
Net Payment	4.17(a)
Non-Guarantor Exception	4.03(a)
Notes	Preamble
Offer Period	4.06(d)
Original Notes	Preamble

Term	Section

Parent Principal Distributions	4.04(b)(xiii)
Parent Successor	10.02(d)
Paying Agent	2.04
Permitted Debt	4.03(b)
primary obligations	1.01
primary obligor	1.01
protected purchaser	2.08
Proxy Agreement	4.15
Purchase Agreement	Appendix A
QIB	Appendix A
rate(s) of exchange	12.19(d)
Refinancing Indebtedness	4.03(b)
Refunding Capital Stock	4.04(b)
Registrar	2.04(a)
Regulation S	Appendix A
Regulation S Notes	Appendix A
Restricted Notes Legend	Appendix A
Restricted Payments	4.04(a)
Restricted Period	Appendix A
Retired Capital Stock	4.04(b)
Reversion Date	4.16(c)
Rule 144A	Appendix A
Rule 144A Notes	Appendix A
Rule 501	Appendix A
Secured Leverage Calculation Date	1.01
Securities Custodian	Appendix A
Special Mandatory Redemption	3.10
Special Mandatory Redemption Date	3.10
Special Mandatory Redemption Price	3.10
Specified Merger/Transfer Transaction	5.01(a)
Successor Company	5.01(a)
Successor Guarantor	5.01(b)
Suspended Covenants	4.16(a)
Suspension Date	4.16(b)
Suspension Period	4.16(c)
Transfer Restricted Notes	Appendix A
Transfer Deadline	3.10
Tender Offer	3.10
Unrestricted Definitive Note	Appendix A

SECTION 1.03. TIA Inapplicable. The provisions of the TIA (including the “mandatory” provisions thereof) shall not apply to this Indenture or any securities issued hereunder, including the Notes and the Guarantees, except where specifically made applicable in this Indenture.

SECTION 1.04. Rules of Construction. Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(c) “or” is not exclusive;

(d) “including” means including without limitation;

(e) words in the singular include the plural and words in the plural include the singular;

(f) unsecured Indebtedness shall not be deemed to be subordinate or junior to Secured Indebtedness merely by virtue of its nature as unsecured Indebtedness;

(g) unless otherwise specified herein, the principal amount of any non-interest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the issuer dated such date prepared in accordance with GAAP;

(h) the principal amount of any Preferred Stock shall be (i) the maximum liquidation value of such Preferred Stock or (ii) the maximum mandatory redemption or mandatory repurchase price with respect to such Preferred Stock, whichever is greater;

(i) unless otherwise specified herein, all accounting terms used in this Indenture shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with GAAP;

(j) “$” and “U.S. Dollars” each refer to United States dollars, or such other money of the United States of America that at the time of payment is legal tender for payment of public and private debts;

(k) “€” and “Euros” each refer to the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Communities; and

(l) for any periods or dates which the Issuer does not have historical financial statements available, it shall be entitled to use and rely on the financial statements of its predecessor or successor (as the case may be).

ARTICLE 2

THE SECURITIES

SECTION 2.01. Amount of Notes; Issuable in Series. The aggregate principal amount of Original Notes, which may be authenticated and delivered under this Indenture on the Issue Date is $490,000,000. The Notes may be issued in one or more series. All Notes of any one series shall be substantially identical except as to denomination.

The Issuer may from time to time after the Issue Date issue Additional Notes under this Indenture in an unlimited principal amount, so long as (i) the Incurrence of the Indebtedness represented by such Additional Notes is at such time permitted by Section 4.03 and (ii) such Additional Notes are issued in compliance with the other applicable provisions of this Indenture. With respect to any Additional Notes issued after the Issue Date (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 2.07, 2.08, 2.09, 2.10, 3.08, 4.06(g), 4.08(c) or the Appendix), there shall be (a) established in or pursuant to a resolution of the Board of Directors and (b) (i) set forth or determined in the manner provided in an Officers’ Certificate or (ii) established in one or more indentures supplemental hereto, prior to the issuance of such Additional Notes:

(1) whether such Additional Notes shall be issued as part of a new or existing series of Notes and the title of such Additional Notes (which shall distinguish the Additional Notes of the series from Notes of any other series);

(2) the aggregate principal amount of such Additional Notes that may be authenticated and delivered under this Indenture,

(3) the issue price and issuance date of such Additional Notes, including the date from which interest on such Additional Notes shall accrue; and

(4) if applicable, that such Additional Notes shall be issuable in whole or in part in the form of one or more Global Notes and, in such case, the respective depositaries for such Global Notes, the form of any legend or legends which shall be borne by such Global Notes in addition to or in lieu of those set forth in Exhibit A hereto and any circumstances in addition to or in lieu of those set forth in Section 2.2 of the Appendix in which any such Global Note may be exchanged in whole or in part for Additional Notes registered, or any transfer of such Global Note in whole or in part may be registered, in the name or names of Persons other than the depositary for such Global Note or a nominee thereof.

If any of the terms of any Additional Notes are established by action taken pursuant to a resolution of the Board of Directors, a copy of an appropriate record of such action shall be certified by the Secretary or Director or any Assistant Secretary or Assistant Director of the Issuer and delivered to the Trustee at or prior to the delivery of the Officers’ Certificate or the indenture supplemental hereto setting forth the terms of the Additional Notes.

SECTION 2.02. Form and Dating. Provisions relating to the Notes are set forth in the Appendix, which is hereby incorporated in and expressly made a part of this Indenture. The Notes and the Trustee’s certificate of authentication for each shall each be substantially in the form of Exhibit A hereto, which is hereby incorporated in and expressly made a part of this Indenture. The Notes may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Issuer or any Guarantor is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Issuer). Each Note shall be dated the date of its authentication. The Notes shall be issuable only in registered form without interest coupons and only in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof; provided that Notes may be issued in denominations of less than $2,000 solely to accommodate book-entry positions that have been created by a participant of The Depository Trust Company in denominations of less than $2,000.

SECTION 2.03. Execution and Authentication. The Trustee shall authenticate and make available for delivery upon a written order of the Issuer signed by one Officer (a) Original Notes for original issue on the date hereof in an aggregate principal amount of $490,000,000 and (b) subject to the terms of this Indenture, Additional Notes in an aggregate principal amount to be determined at the time of issuance and specified therein. Such order shall specify the amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated. Notwithstanding anything to the contrary in this Indenture or the Appendix, any issuance of Additional Notes after the Issue Date shall be in a minimum principal amount of $2,000 and any integral multiple of $1,000 in excess thereof, whether such Additional Notes are of the same or a different series than the Original Notes.

One Officer shall sign the Notes for the Issuer by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee may appoint one or more authenticating agents reasonably acceptable to the Issuer to authenticate the Notes. Any such appointment shall be evidenced by an instrument signed by a Trust Officer, a copy of which shall be furnished to the Issuer. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

The Trustee is hereby authorized to enter into a letter of representations with the Depository in the form provided by the Issuer and to act in accordance with such letter.

SECTION 2.04. Registrar and Paying Agent.

(a) The Issuer shall maintain (i) an office or agency where Notes may be presented for registration of transfer or for exchange (the “Registrar”) and (ii) an office or agency where Notes may be presented for payment (the “Paying Agent”), which, for as long as required by any national securities exchange (whether or not the Issuer has any securities listed on such exchange), shall be in a city in the United States of America. The Registrar shall keep a register of the Notes and of their transfer and exchange. The Issuer may have one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrars. The term “Paying Agent” includes the Paying Agent and any additional paying agents. The Issuer initially appoints the Trustee as (i) Registrar and Paying Agent in connection with the Notes and (ii) the Securities Custodian with respect to the Global Notes.

(b) The Issuer shall enter into an appropriate agency agreement with any Registrar or Paying Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such agent. The Issuer shall notify the Trustee in writing of the name and address of any such agent. If the Issuer fails to maintain a Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07. The Issuer or any of its Wholly-Owned Subsidiaries organized in the United States may act as Registrar or Paying Agent.

(c) The Issuer may remove any Registrar or Paying Agent upon written notice to such Registrar or Paying Agent and to the Trustee; provided, however, that no such removal shall become effective until (i) if applicable, acceptance of an appointment by a successor as evidenced by an appropriate agreement entered into by the Issuer and such successor Registrar or Paying Agent, as the case may be, and delivered to the Trustee or (ii) notification to the Trustee that the Trustee shall serve as Registrar or Paying Agent until the appointment of a successor in accordance with clause (i) above. The Registrar or Paying Agent may resign at any time upon written notice to the Issuer and the Trustee; provided, however, that the Trustee may resign as Registrar or Paying Agent only if the Trustee also resigns as Trustee in accordance with Section 7.08.

SECTION 2.05. Paying Agent to Hold Money in Trust. Prior to 11:00 a.m., New York City time, on each due date of the principal of and interest on any Note, the Issuer shall deposit with the Paying Agent (or if the Issuer or a Wholly-Owned Subsidiary is acting as Paying Agent, segregate and hold in trust for the benefit of the Persons entitled thereto) a sum sufficient to pay such principal and interest when so becoming due. The Issuer shall require the Paying Agent (other than the Trustee) to agree in writing that a Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by a Paying Agent for the payment of principal of and interest on the Notes, and shall notify the Trustee of any default by the Issuer in making any such payment. If the Issuer or a Wholly-Owned Subsidiary of the Issuer acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it in trust for the benefit of the Persons entitled thereto. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by such Paying Agent. Upon complying with this Section 2.05, a Paying Agent shall have no further liability for the money delivered to the Trustee.

SECTION 2.06. Holder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of

Holders. If the Trustee is not the Registrar, the Issuer shall furnish, or cause the Registrar to furnish, to the Trustee, in writing at least five Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Holders.

SECTION 2.07. Transfer and Exchange. The Notes shall be issued in registered form and shall be transferable only upon the surrender of a Note for registration of transfer and in compliance with the Appendix. When a Note is presented to the Registrar with a request to register a transfer, the Registrar shall register the transfer as requested if its requirements therefor are met. When Notes are presented to the Registrar with a request to exchange them for an equal principal amount of Notes of other denominations, the Registrar shall make the exchange as requested if the same requirements are met. To permit registration of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Notes at the Registrar’s request. The Issuer may require payment of a sum sufficient to pay all taxes, assessments or other governmental charges in connection with any transfer or exchange pursuant to this Section 2.07. The Issuer shall not be required to make, and the Registrar need not register, transfers or exchanges of Notes selected for redemption (except, in the case of Notes to be redeemed in part, the portion thereof not to be redeemed) or of any Notes for a period of 15 days before a selection of Notes to be redeemed.

Prior to the due presentation for registration of transfer of any Note, the Issuer, the Guarantors, the Trustee, the Paying Agent and the Registrar may deem and treat the Person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest, if any, on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Issuer, any Guarantor, the Trustee, a Paying Agent or the Registrar shall be affected by notice to the contrary.

Any Holder of a beneficial interest in a Global Note shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in such Global Note may be effected only through a book-entry system maintained by (a) the Holder of such Global Note (or its agent) or (b) any Holder of a beneficial interest in such Global Note, and that ownership of a beneficial interest in such Global Note shall be required to be reflected in a book entry.

All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange.

SECTION 2.08. Replacement Notes. If a mutilated Note is surrendered to the Registrar or if the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Issuer shall issue and the Trustee shall authenticate a replacement Note if the requirements of Section 8-405 of the Uniform Commercial Code are met, such that the Holder (a) satisfies the Issuer or the Trustee within a reasonable time after such Holder has notice of such loss, destruction or wrongful taking and the Registrar does not register a transfer prior to receiving such notification, (b) makes such request to the Issuer or the Trustee prior to the Note being acquired by a protected purchaser as defined in Section 8-303 of the Uniform Commercial Code (a “protected purchaser”) and (c) satisfies any other reasonable requirements of the Trustee. If required by the Trustee or the Issuer, such Holder shall furnish an indemnity bond sufficient in the judgment of the Trustee to protect the Issuer, the Trustee, a Paying Agent and the Registrar from any loss that any of them may suffer if a Note is replaced. The Issuer and the Trustee may charge the Holder for their expenses in replacing a Note (including, without limitation, attorneys’ fees and disbursements in replacing such Note). In the event any such mutilated, lost, destroyed or wrongfully taken Note has become or is about to become due and payable, the Issuer in its discretion may pay such Note instead of issuing a new Note in replacement thereof.

Every replacement Note is an additional obligation of the Issuer.

The provisions of this Section 2.08 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, lost, destroyed or wrongfully taken Notes.

SECTION 2.09. Outstanding Notes. Notes outstanding at any time are all Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section 2.09 as not outstanding. Subject to Section 12.06, a Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note.

If a Note is replaced pursuant to Section 2.08 (other than a mutilated Note surrendered for replacement), it ceases to be outstanding unless the Trustee and the Issuer receive proof satisfactory to them that the replaced Note is held by a protected purchaser. A mutilated Note ceases to be outstanding upon surrender of such Note and replacement thereof pursuant to Section 2.08.

If a Paying Agent segregates and holds in trust, in accordance with this Indenture, on a redemption date, repayment date or maturity date money sufficient to pay all principal and interest payable on that date with respect to the Notes (or portions thereof) to be redeemed or maturing, as the case may be, and no Paying Agent is prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture, then on and after that date such Notes (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

SECTION 2.10. Temporary Notes. In the event that Definitive Notes are to be issued under the terms of this Indenture, until such Definitive Notes are ready for delivery, the Issuer may prepare and the Trustee shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of Definitive Notes but may have variations that the Issuer considers appropriate for temporary Notes. Without unreasonable delay, the Issuer shall prepare and the Trustee shall authenticate Definitive Notes and make them available for delivery in exchange for temporary Notes upon surrender of such temporary Notes at the office or agency of the Issuer, without charge to the Holder. Until such exchange, temporary Notes shall be entitled to the same rights, benefits and privileges as Definitive Notes.

SECTION 2.11. Cancellation. The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment or cancellation and shall dispose of canceled Notes in accordance with its customary procedures. The Issuer may not issue new Notes to replace Notes it has redeemed, paid or delivered to the Trustee for cancellation. The Trustee shall not authenticate Notes in place of canceled Notes other than pursuant to the terms of this Indenture.

SECTION 2.12. Defaulted Interest. If the Issuer defaults in a payment of interest on the Notes, the Issuer shall pay the defaulted interest then borne by the Notes (plus interest on such defaulted interest to the extent lawful), in any lawful manner. The Issuer may pay the defaulted interest to the Persons who are Holders on a subsequent special record date. The Issuer shall fix or cause to be fixed any such special record date and payment date and shall promptly mail or cause to be mailed to each affected Holder a notice that states the special record date, the payment date and the amount of defaulted interest to be paid.

SECTION 2.13. CUSIP Numbers, ISINs, Etc. The Issuer in issuing the Notes may use CUSIP numbers, ISINs and “Common Code” numbers (if then generally in use) and, if so, the Trustee shall use CUSIP numbers, ISINs and “Common Code” numbers in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers, either as printed on the Notes or as contained in any notice of a redemption, that reliance may be placed only on the other identification numbers printed on the Notes and that any such redemption shall not be affected by any defect in or omission of such numbers. The Issuer shall advise the Trustee in writing of any change in the CUSIP numbers, ISINs and “Common Code” numbers.

SECTION 2.14. Calculation of Principal Amount of Notes. The aggregate principal amount of the Notes, at any date of determination, shall be the principal amount of the Notes at such date of determination. With respect to any matter requiring consent, waiver, approval or other action of the Holders of a specified percentage of the principal amount of all the Notes, such percentage shall be calculated, on the relevant date of determination, by dividing (a) the principal amount, as of such date of determination, of Notes, the Holders of which have so consented by (b) the aggregate principal amount, as of such date of determination, of the Notes then outstanding, in each case, as determined in accordance with the preceding sentence, Section 2.09 and Section 12.06 of this Indenture. Any such calculation made pursuant to this Section 2.14 shall be made by the Issuer and delivered to the Trustee pursuant to an Officers’ Certificate.

SECTION 2.15. Limitation on Duties of Trustee. The Trustee (in each of its capacities hereunder, including without limitation as Registrar) shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depositary Trust Company (or any successor depositary) participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof. Neither the Trustee (in each of its capacities hereunder, including without limitation as Registrar) nor any Agent shall have any responsibility or liability for any actions taken or not taken by the Depositary Trust Company (or any successor depositary).

ARTICLE 3

REDEMPTION

SECTION 3.01. Redemption. The Notes may be redeemed, at any time in whole, or from time to time in part, subject to the conditions and at the redemption prices set forth in Paragraph 6 of the form of Note set forth in Exhibit A hereto, which is hereby incorporated by reference and made a part of this Indenture, including accrued and unpaid interest, if any, to but excluding the redemption date.

SECTION 3.02. Applicability of Article. Redemption of Notes at the election of the Issuer or otherwise, as permitted or required by any provision of this Indenture, shall be made in accordance with such provision and this Article.

SECTION 3.03. Notices to Trustee. If the Issuer elects to redeem Notes pursuant to the optional redemption provisions of Paragraph 6 of the Note, it shall notify the Trustee in writing of (i) the Section of this Indenture pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of Notes to be redeemed and (iv) the redemption price. The Issuer shall give notice to the Trustee provided for in this paragraph at least 45 days (unless a shorter period is acceptable to the Trustee) but not more than 60 days (unless a longer period is acceptable to the Trustee) before a redemption date if the redemption is pursuant to Paragraph 6 of the Note. Such notice shall be accompanied by an Officers’ Certificate and Opinion of Counsel from the Issuer to the effect that such redemption will comply with the conditions herein. The record date relating to any redemption shall be selected by the Issuer and given to the Trustee, which record date shall be not fewer than 15 days after the date of notice to the Trustee. Any such notice may be canceled at any time prior to notice of such redemption being mailed to any Holder and shall thereby be void and of no effect.

SECTION 3.04. Selection of Notes to Be Redeemed. In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or if such Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements and the requirements of the Depository if the Notes are in global form); provided that no Notes of $2,000 or less shall be redeemed in part. The Trustee shall make the selection from outstanding Notes not previously called for redemption. The Trustee may select for redemption portions of the principal of Notes that have denominations larger than $2,000. Notes and portions of them the Trustee selects shall be in amounts of $2,000 or a whole multiple of $1,000 in excess thereof. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption. The Trustee shall notify the Issuer promptly of the Notes or portions of Notes to be redeemed.

SECTION 3.05. Notice of Optional Redemption.

(a) At least 30 days but not more than 60 days before a redemption date pursuant to Paragraph 6 of the Note, the Issuer shall mail or cause to be mailed by first-class mail a notice of redemption to each Holder whose Notes are to be redeemed.

Any such notice shall identify the Notes to be redeemed and shall state:

(i) the redemption date;

(ii) the redemption price and the amount of accrued interest to the redemption date;

(iii) the name and address of a Paying Agent;

(iv) that Notes called for redemption must be surrendered to a Paying Agent to collect the redemption price, plus accrued interest;

(v) if fewer than all the outstanding Notes are to be redeemed, the aggregate principal amount of Notes to be redeemed and the aggregate principal amount of Notes to be outstanding after such partial redemption;

(vi) that, unless the Issuer defaults in making such redemption payment or any Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Notes (or portion thereof) called for redemption ceases to accrue on and after the redemption date;

(vii) the CUSIP number, ISIN and/or “Common Code” number, if any, printed on the Notes being redeemed;

(viii) that no representation is made as to the correctness or accuracy of the CUSIP number or ISIN and/or “Common Code” number, if any, listed in such notice or printed on the Notes;

(ix) the record date; and

(x) any conditions precedent to the redemption or notice thereof.

(b) At the Issuer’s request, the Trustee shall give the notice of redemption in the Issuer’s name and at the Issuer’s expense. In such event, the Issuer shall provide the Trustee with the information required by this Section at least 45 days (unless a shorter period is acceptable to the Trustee) prior to the proposed redemption date.

(c) Redemption or notice thereof may, at the Issuer’s discretion, be subject to one or more conditions precedent.

SECTION 3.06. Effect of Notice of Redemption. Once notice of redemption is mailed in accordance with Section 3.05, Notes called for redemption become due and payable on the redemption date and at the redemption price stated in the notice subject only to any condition precedent permitted by Section 3.05. Upon surrender to any Paying Agent, such Notes shall be paid at the redemption price stated in the notice, plus accrued interest to the redemption date; provided, however, that if the redemption date is after a regular record date and on or prior to the interest payment date, the accrued interest shall be payable to the Holder of the redeemed Notes registered on the relevant record date. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.

SECTION 3.07. Deposit of Redemption Price. Prior to 10:00 a.m., New York City time, on the redemption date, the Issuer shall deposit with the Paying Agent (or, if the Issuer or a Wholly-Owned Subsidiary is a Paying Agent, shall segregate and hold in trust) money sufficient to pay the redemption price of and accrued interest on all Notes or portions thereof to be redeemed on that date other than Notes or portions of Notes called for redemption that have been delivered by the Issuer to the Trustee for cancellation. On and after the redemption date, interest shall cease to accrue on Notes or portions thereof called for redemption so long as the Issuer has deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest on the Notes to be redeemed, unless a Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture.

SECTION 3.08. Notes Redeemed in Part. Upon cancellation of a Note that is redeemed in part, the Issuer shall execute and the Trustee shall authenticate for the Holder (at the Issuer’s expense) a new Note equal in principal amount to the unredeemed portion of the Note cancelled.

SECTION 3.09. Redemption for Taxation Reasons.

(a) The Issuer may, at its option, redeem the Notes in whole if at any time it becomes obligated to pay additional amounts on any Notes on the next interest payment date with respect to such Notes, but only if its obligation results from a change in, or an amendment to, the laws or treaties (including any regulations or rulings promulgated thereunder) of a Relevant Tax Jurisdiction (or a political subdivision or taxing authority thereof or therein), or from a change in any official position regarding the interpretation, administration or application of those laws, treaties, regulations or rulings (including a change resulting from a holding, judgment or order by a court of competent jurisdiction), that becomes effective or is announced after the Issue Date (or, if the Relevant Tax Jurisdiction became a Relevant Tax Jurisdiction on a later date, after such later date) and provided the Issuer cannot avoid the obligation after taking reasonable measures to do so. If the Issuer redeems the Notes in these circumstances, it shall do so at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and any other amounts due to but excluding the redemption date.

(b) If the Issuer becomes entitled to redeem the Notes pursuant to Section 3.09(a), it may do so at any time on a redemption date of its choice. However, the Issuer must give the Holders of the Notes being redeemed notice of the redemption not less than 30 days or more than 60 days before the redemption date and not more than 90 days before the next date on which it would be obligated to pay additional amounts.

(c) The Issuer’s obligation to pay additional amounts shall remain in effect when it gives the notice of redemption. Notice of the Issuer’s intent to redeem the Notes shall not be effective until such time as it delivers to the Trustee both a certificate signed by two of its Officers stating that the obligation to pay additional amounts cannot be avoided by taking reasonable measures and an opinion of independent legal counsel or an independent auditor of recognized international standing stating that the Issuer is obligated to pay additional amounts because of an amendment to or change in law, treaties or position as described in Section 3.09(a) hereof.

SECTION 3.10. Special Mandatory Redemption.

(a) Notwithstanding anything herein to the contrary or otherwise, in the event that the Issuer (or any Restricted Subsidiary thereof) has not used all of the net proceeds of the Notes issued on the Issue Date to repurchase the Issuer’s 7 1⁄2% Senior Notes due 2021, 6 5⁄8% Senior Notes due 2022 and/or 5 1⁄2% Senior Notes due 2023 on or prior to the earlier of (i) July 29, 2016 and (ii) the fifth Business Day following the termination or expiration of the Tender Offer without acceptance of tendered securities by the Issuer (the “Tender Deadline”) pursuant to the Issuer’s Amended and Restated Offer to Purchase, dated May 17, 2016 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Tender Offer”), the Issuer shall use the portion of such net proceeds not so applied to redeem Notes then outstanding (and if the Tender Offer is not consummated at all the Issuer shall redeem all of the Notes) (the “Special Mandatory Redemption”) by a date no later than five Business Days after the Tender Deadline (the “Special Mandatory Redemption Date”) at a redemption price equal to 100% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding the Special Mandatory Redemption Date (the “Special Mandatory Redemption Price”).

(b) The Issuer shall promptly, and in any event not less than three Business Days before the Special Mandatory Redemption Date, deliver notice, executed by an Officer of the Issuer, of the Special Mandatory Redemption to the Trustee, who shall promptly deliver such notice to each holder of Notes at its registered address, or in the case of Global Notes, by electronic delivery in accordance with DTC’s applicable procedures. On the Special Mandatory Redemption Date, each Note called for redemption shall become due and payable at the Special Mandatory Redemption Price. If funds sufficient (as determined by the Issuer and evidenced in an Officers’ Certificate delivered to the Trustee upon deposit of such funds) to pay the Special Mandatory Redemption Price of the applicable portion of the Notes on the Special Mandatory Redemption Date are deposited with the Trustee or Paying Agent on or before such Special Mandatory Redemption Date, then on and after such Special Mandatory Redemption Date, the applicable portion of the Notes shall cease to bear interest and, if all Notes are redeemed, the Indenture shall be discharged and cease to be of further effect as to all Notes. If any Note called for Special Mandatory Redemption shall not be so paid upon surrender thereof for redemption, the principal thereof shall, until paid, bear interest from the Special Mandatory Redemption Date at the rate prescribed therefor in the Note.

ARTICLE 4

COVENANTS

SECTION 4.01. Payment of Notes. The Issuer shall promptly pay the principal of and interest on the Notes on the dates and in the manner provided in the Notes and in this Indenture. An installment of principal of or interest on the Notes shall be considered paid on the date due if as of noon New York City time on such date the Trustee or any Paying Agent holds in accordance with this Indenture money sufficient to pay all principal and interest then due and the Trustee or any Paying Agent, as the case may be, are not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture.

The Issuer shall pay interest on overdue principal at the rate specified therefor in the Notes, and it shall pay interest on overdue installments of interest at the same rate borne by the Notes to the extent lawful.

SECTION 4.02. Reports and Other Information.

(a) Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Issuer shall file with the SEC (unless the SEC will not accept such a filing), and provide the Trustee and Holders with copies thereof, without cost to each Holder, within 15 days after it files or, in the case of a Form 6-K, furnishes (or attempts to file or furnish) them with the SEC,

(i) within 90 days after the end of each fiscal year (or such longer period as may be permitted by the SEC if the Issuer were then subject to such SEC reporting requirements as a required filer, voluntary filer or otherwise), an annual report on Form 10-K or 20-F (or any successor or comparable forms) containing the information required to be contained therein (or required in such successor or comparable form), and

(ii) within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or such longer period as may be permitted by the SEC if the Issuer were then subject to such SEC reporting requirements as a required filer, voluntary filer or otherwise), a quarterly report on Form 10-Q or 6-K (or any successor or comparable forms), including a Management’s Discussion and Analysis of Financial Condition and Results of Operations or substantially similar section (whether or not required by such form).

(b) The Issuer shall make the information required by Section 4.02(a) available to prospective investors upon request. In addition, the Issuer shall, for so long as any Notes remain outstanding during any period when it is not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g3-2(b) of the Exchange Act, furnish to Holders and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(c) Notwithstanding the foregoing Sections 4.02(a) and (b), the Issuer will be deemed to have furnished the reports required by Sections 4.02(a) and (b) to the Trustee, the Holders and prospective investors if it or any Parent of the Issuer has filed (or, in the case of a Form 6-K, furnished) such reports with the SEC via the EDGAR filing system and such reports are publicly available or if it has posted such information on a secure internet portal (provided that if posted to a secure internet portal, the Issuer will separately electronically deliver such reports to the Trustee).

(d) The Issuer may satisfy its obligations under this Section 4.02 with respect to all reports and financial information relating to the Issuer and its Subsidiaries by furnishing reports and financial information relating to any Parent; provided that, the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such Parent and any of its Subsidiaries other than the Issuer and its Subsidiaries, on the one hand, and the information relating to the Issuer and the Subsidiary Guarantors, if any, on a stand-alone basis, on the other hand. No report furnished pursuant to this Indenture shall be required to include information or certifications called for by Items 10(e), 307, 308, 402, 405, 406, 407 and 601 of Regulation S-K promulgated by the SEC or Rules 3-05, 3-10 and 3-16 of Regulation S-X promulgated by the SEC. Any default resulting from a failure to comply with this covenant shall automatically be deemed cured by the filing or making available of a report meeting the requirements of this covenant.

(e) In the event that the Issuer changes its fiscal year end from the fiscal year end used by the Issuer as of the Issue Date, the Issuer shall promptly give notice of such change to the Trustee.

(f) Delivery of such reports, information and documents to the Trustee pursuant to this Section 4.02 is for informational purposes only, and the Trustee’s receipt thereof shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuers’ compliance with any of their covenants under this Indenture (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

SECTION 4.03. Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

(a) (i) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and (ii) the Issuer shall not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Issuer and any Restricted Subsidiary of the Issuer may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Debt to Adjusted EBITDA Ratio of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would be less than or equal to 6.75 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the amount of Indebtedness that may be Incurred and Disqualified Stock or Preferred Stock that may be issued pursuant to the foregoing by Restricted Subsidiaries of the Issuer that are not Guarantors shall not exceed $200.0 million at any one time outstanding (the “Non-Guarantor Exception”).

(b) The limitations set forth in Section 4.03(a) shall not apply to (collectively, “Permitted Debt”):

(i) the Incurrence by the Issuer or its Restricted Subsidiaries of Indebtedness under the Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $4.0 billion outstanding at any one time;

(ii) the Incurrence by the Issuer and its Restricted Subsidiaries of Indebtedness represented by the Notes (not including any Additional Notes) and the Guarantees, as applicable;

(iii) Indebtedness of the Issuer and its Restricted Subsidiaries existing on the Issue Date (other than Indebtedness described in clauses (i) and (ii) of this Section 4.03(b));

(iv) Indebtedness (including Capitalized Lease Obligations) Incurred by the Issuer or any of its Restricted Subsidiaries, Disqualified Stock issued by the Issuer or any of its Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries of the Issuer to finance (whether prior to or within 270 days after) the acquisition, lease, construction, repair, replacement or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount which, when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding that was Incurred pursuant to this clause (iv), does not exceed the greater of (x) $450.0 million and (y) 4% of Total Assets of the Issuer at the time of Incurrence;

(v) Indebtedness Incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(vi) Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of acquisition or purchase price or similar obligations (including earn-outs), in each case, Incurred in connection with the Transactions, any acquisition or disposition of any business, assets or a Subsidiary of the

Issuer not prohibited by this Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(vii) Indebtedness of the Issuer to a Restricted Subsidiary; provided (except, to the extent constituting Indebtedness, in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of the Issuer and its Subsidiaries) that any such Indebtedness is subordinated in right of payment to the obligations of the Issuer under the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(viii) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event that results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(ix) Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that, if a Guarantor incurs such Indebtedness, and such Indebtedness is owed to a Restricted Subsidiary that is not a Guarantor (except, to the extent constituting Indebtedness, in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of the Issuer and its Subsidiaries), such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(x) Hedging Obligations (other than for speculative purposes): (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Indenture to be outstanding, or (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges;

(xi) obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(xii) Indebtedness or Disqualified Stock of the Issuer or any Restricted Subsidiary of the Issuer and Preferred Stock of any Restricted Subsidiary of the Issuer not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (xii), does not exceed the greater of (x) $450.0 million and (y) 4% of Total Assets of the Issuer at any one time outstanding;

(xiii) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other Obligations of the Issuer or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness or other Obligations by the Issuer or such Restricted Subsidiary is permitted under the terms of this Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such guarantor with respect to such Indebtedness shall be subordinated in right of payment to the Notes or such Guarantor’s Guarantee, as applicable, substantially to the same extent as such Indebtedness is subordinated to the Notes or the Guarantee of such Restricted Subsidiary, as applicable;

(xiv) the Incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Issuer which serves to refund or refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock as permitted under Section 4.03(a) and clauses (ii), (iii), (iv), (xii), (xiv), (xv), (xix), (xx) and (xxii) of this Section 4.03(b) or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premiums), accrued and unpaid interest, expenses, defeasance costs and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded, refinanced or defeased that was due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following the last date of maturity of any Notes then outstanding;

(2) to the extent such Refinancing Indebtedness refinances (a) Indebtedness junior to the Notes in right of payment, such Refinancing Indebtedness is junior to the Notes in right of payment, (b) Indebtedness that is secured by a Lien junior in priority to the Liens securing the Notes, such Refinancing Indebtedness is secured by a Lien junior in priority to the Liens securing the Notes, or (c) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock;

(3) is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding, of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing;

(4) shall not include (x) Indebtedness of a Restricted Subsidiary of the Issuer that is not a Subsidiary Guarantor that refinances Indebtedness of the Issuer or a Restricted Subsidiary that is a Subsidiary Guarantor or (y) Indebtedness of the Issuer or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(5) in the case of any Refinancing Indebtedness Incurred to refinance Indebtedness outstanding under clause (iv), (xii) or (xx) of this Section 4.03(b), shall be deemed to have been Incurred and to be outstanding under such clause (iv), (xii) or (xx) of this Section 4.03(b), as applicable, and not this clause (xiv) for purposes of determining amounts outstanding under such clauses (iv), (xii) and (xx) of this Section 4.03(b);

and provided, further, that subclause (1) of this clause (xiv) shall not apply to any refunding, refinancing or defeasance of the Notes;

(xv) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or any Restricted Subsidiary Incurred to finance an acquisition or (y) Persons that are acquired by the Issuer or any of its Restricted Subsidiaries or merged, consolidated or amalgamated with or into the Issuer or a Restricted Subsidiary in accordance with the terms of this Indenture; provided, that after giving effect to such acquisition, merger or amalgamation, either:

(1) the Issuer would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to Adjusted EBITDA Ratio test set forth in Section 4.03(a); or

(2) the Debt to Adjusted EBITDA Ratio of the Issuer would be less than or equal to such ratio immediately prior to such acquisition;

(xvi) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse (except for Standard Securitization Undertakings) to the Issuer or any Restricted Subsidiary other than a Receivables Subsidiary;

(xvii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(xviii) Indebtedness of the Issuer or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit or bank guarantee;

(xix) Contribution Indebtedness;

(xx) (1) if the Issuer could Incur $1.00 of additional Indebtedness pursuant to Section 4.03(a) after giving effect to such Incurrence, Indebtedness of Restricted Subsidiaries that are not Guarantors not otherwise permitted hereunder or (2) if the Issuer could not Incur $1.00 of additional Indebtedness pursuant to Section 4.03(a) after giving effect to such Incurrence, Indebtedness of Restricted Subsidiaries that are not Guarantors Incurred for working capital purposes; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (xx), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (xx), does not exceed the greater of (x) $75.0 million and (y) 10% of the Total Assets of the Restricted Subsidiaries of the Issuer that are not Guarantors;

(xxi) Indebtedness of the Issuer or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(xxii) Indebtedness of the Issuer or any of its Restricted Subsidiaries Incurred to repay, repurchase or refinance any of the Subsidiary Notes; and

(xxiii) Indebtedness consisting of Indebtedness of the Issuer or a Restricted Subsidiary owed by or issued to current or former officers, directors and employees thereof or any direct or indirect Parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect Parent of the Issuer to the extent described in Section 4.04(b)(iv).

(c) For purposes of determining compliance with this Section 4.03, (1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (including, for the avoidance of doubt, any portion thereof) meets the criteria of one or more of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (i) through (xxiii) in Section 4.03(b) or is entitled to be Incurred pursuant to Section 4.03(a), the Issuer may, in its sole discretion, divide, classify or reclassify or later divide, classify or reclassify (as if Incurred at such later time), such item of Indebtedness, Disqualified Stock or Preferred Stock (including, for the avoidance of doubt, any portion thereof) in any manner that complies with this Section 4.03 and such item of Indebtedness, Disqualified Stock or Preferred Stock (including, for the avoidance of doubt, any portion thereof) shall be treated as having been Incurred pursuant to one or more of such clauses or pursuant to Section 4.03(a); provided that all Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred pursuant to Section 4.03(b)(i) and (2) at the time of Incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in Section 4.03(a) and clauses (i) through (xxiii) in Section 4.03(b) without giving pro forma effect to the Indebtedness Incurred pursuant to clauses (i) through (xxiii) in Section 4.03(b) when calculating the amount of Indebtedness that may be Incurred pursuant to Section 4.03(a). Accrual of interest, the accretion of accreted value, amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies shall not be deemed to be an Incurrence of Indebtedness for purposes of this Section 4.03. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this Section 4.03.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. Dollar Equivalent), in the case of revolving credit debt; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

Notwithstanding any other provision of this Section 4.03, the maximum amount of Indebtedness that the Issuer and its Restricted Subsidiaries may Incur pursuant to this Section 4.03 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies.

SECTION 4.04. Limitation on Restricted Payments.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i) declare or pay any dividend or make any distribution on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment with respect to such Equity Interests made in connection with any merger, amalgamation or consolidation involving the Issuer (other than (A) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Restricted Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(ii) purchase or otherwise acquire or retire for value any Equity Interests of the Issuer or any Parent of the Issuer;

(iii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Issuer or any Restricted Subsidiary (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (vii) and (ix) of Section 4.03(b)); or

(iv) make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Issuer would have a Debt to Adjusted EBITDA Ratio of less than or equal to 6.0 to 1.0; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after January 28, 2005 (including Restricted Payments permitted by clauses (i), (iv) (only to the extent of one-half of the amounts paid pursuant to such clause), (vi), (viii) and (xiii)(D) (only to the extent that the Issuer does not designate any such Parent Principal Distributions to reduce the amount of Restricted Payments that may be made in reliance on clause (x)) of Section 4.04(b), but excluding all other Restricted Payments permitted by Section 4.04(b)), is less than the amount equal to the difference between (1) the Cumulative Credit and (2) 1.4 times Cumulative Interest Expense (it being understood that for purposes of calculating Cumulative Interest Expense for this purpose only, any of the Issuer’s or its Subsidiaries’ non-cash interest expense and amortization of original issue discount shall be excluded).

(b) The provisions of Section 4.04(a) shall not prohibit:

(i) the payment of any dividend or distribution or the consummation of any redemption within 60 days after the date of declaration thereof, if at the date of declaration or the giving of notice of such redemption, as applicable, such payment would have complied with the provisions of this Indenture;

(ii) (A) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Issuer or any Parent of the Issuer or Subordinated Indebtedness of the Issuer or any Subsidiary Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale (other than the sale of any Disqualified Stock or any Equity Interests sold to a Restricted Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) of Equity Interests of the Issuer or any Parent of the Issuer or contributions to the equity capital of the Issuer (collectively, including any such contributions, “Refunding Capital Stock”), and (B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) of Refunding Capital Stock;

(iii) the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Issuer or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or any Subsidiary Guarantor which is Incurred in accordance with Section 4.03 so long as

(A) the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, plus any defeasance costs, fees and expenses incurred in connection therewith),

(B) such Indebtedness is subordinated to the Notes or the related Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value,

(C) such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired or (y) 91 days following the last maturity date of any Notes then outstanding, and

(D) such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following the date of maturity of any Notes then outstanding;

(iv) the repurchase, retirement or other acquisition (or dividends to any Parent of the Issuer to finance any such repurchase, retirement or other acquisition) for value of Equity Interests of the Issuer or any Parent of the Issuer held by any future, present or former employee, director or consultant of the Issuer, any Parent of the Issuer or any Subsidiary of the Issuer pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate amounts paid under this clause (iv) do not exceed $35.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over to succeeding calendar years subject to a maximum payment (without giving effect to the following proviso) of $70.0 million in any calendar year); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds received by the Issuer or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Issuer or any Parent of the Issuer (to the extent contributed to the Issuer) to members of management, directors or consultants of the Issuer and its Restricted Subsidiaries or any Parent of the Issuer that occurs after January 28, 2005 (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend shall not increase the amount available for Restricted Payments under Section 4.04(a)(3)); plus

(B) the cash proceeds of key man life insurance policies received by the Issuer, any Parent of the Issuer (to the extent contributed to the Issuer) or the Issuer’s Restricted Subsidiaries after January 28, 2005;

provided that the Issuer may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year; and provided, further, that the cancellation of Indebtedness owing to the Issuer from members of management of the Issuer, of any direct or indirect Parent of the Issuer or of any Restricted Subsidiary of the Issuer in connection with a repurchase of Equity Interests of the Issuer or any Parent of the Issuer will not be deemed to constitute a Restricted Payment for purposes of this Section 4.04 or any other provision of this Indenture;

(v) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued or incurred in accordance with Section 4.03;

(vi) the declaration and payment of dividends or distributions (a) to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after January 28, 2005, (b) to any Parent of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any Parent of the Issuer issued after January 28, 2005 and (c) on Refunding Capital Stock in excess of amounts permitted pursuant to clause (ii) of this Section 4.04(b); provided, however, that (A) in the case of clauses (a), (b) and (c) of this clause (vi), for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, or the declaration of such dividends on Refunding Capital Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Issuer would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to Adjusted EBITDA Ratio test in Section 4.03(a) and (B) the aggregate amount of dividends declared and paid pursuant to subclauses (a) and (b) of this clause (vi) does not exceed the net cash proceeds actually received by the Issuer from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after January 28, 2005;

(vii) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (vii) that are at that time outstanding, not to exceed $125.0 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(viii) the payment of dividends on the Issuer’s ordinary shares, common shares or common stock (or the payment of dividends to any Parent of the Issuer, as the case may be, to fund the payment by any Parent of the Issuer of dividends on such entity’s ordinary shares, common shares or common stock) of (a) up to (i) $300.0 million plus (ii) 7.5% per annum of the net proceeds received by the Issuer from any public offering of ordinary shares, common shares or common stock or contributed to the Issuer by any Parent of the Issuer from any public offering of ordinary shares, common shares or common stock on or after April 18, 2013 (in the case of sub-clause (a)(ii), with unused amounts carried over and available for use until the end of the following fiscal year of the Issuer) or (b) in lieu of all or a portion of the dividends permitted by sub-clause (a), repurchases of the Issuer’s or any Parent of the Issuer’s ordinary shares, common shares or common stock for aggregate consideration that, when taken together with dividends permitted under sub-clause (a), does not exceed the amount contemplated by sub-clause (a) above;

(ix) Investments that are made with Excluded Contributions;

(x) other Restricted Payments in an aggregate amount not to exceed $200.0 million if, immediately after giving effect to such Restricted Payment on a pro forma basis, the Issuer would have a Debt to Adjusted EBITDA Ratio of less than or equal to 6.0 to 1.0; provided that the amount of Restricted Payments permitted pursuant to this clause (x) shall be reduced (but not to less than zero) by an amount equal to the amount of Parent Principal Distributions that the Issuer designates at the time of making such Parent Principal Distributions to reduce the amount of Restricted Payments that may be made pursuant to this clause (x);

(xi) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary of the Issuer by, Unrestricted Subsidiaries;

(xii) (A) with respect to any tax year or portion thereof that a Tax-affected Investor would be required to recognize on a current basis taxable income attributable to earnings and profits of the Issuer or its Subsidiaries in advance of any distribution of such earnings and profits by the Issuer, an amount equal to the product of (i) the amount of the income so required to be included (it being understood that for purposes of calculating such income pursuant to clause (A), any of the Issuer’s non-cash interest expense and amortization of original issue discount shall be excluded) and (ii) the Presumed Tax Rate; provided that in the case of any such distribution other than a distribution solely on account of any Parent of the Issuer qualifying as a Flow-Through Entity, the Trustee shall have received an opinion of nationally recognized tax counsel to the effect that the earnings and profits of the Issuer and its Subsidiaries are subject to inclusion in income of a Tax-affected Investor on a current basis in advance of any distribution of such earnings and profits; and (B) for any taxable year, payment of dividends or other distributions to any Parent of the Issuer if any Parent of the Issuer is required to file a consolidated, unitary or similar tax return reflecting income of the Issuer or its Restricted Subsidiaries in an amount equal to the portion of such taxes attributable to the Issuer and/or its Restricted Subsidiaries that are not payable directly by the Issuer or its Restricted Subsidiaries, but not to exceed the amount that the Issuer or such Restricted Subsidiaries would have been required to pay in respect of taxes if the Issuer and such Restricted Subsidiaries had been required to pay such taxes directly as standalone taxpayers (or a standalone group separate from such Parent);

(xiii) the payment of dividends, other distributions or other amounts by the Issuer to, or the making of loans to, any Parent, in amounts required for such Parent to:

(A) pay amounts equal to the amounts required for any Parent of the Issuer to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any Parent of the Issuer and general corporate overhead expenses of any Parent of the Issuer, in each case to the extent such fees, expenses, salaries, bonuses, benefits and indemnities are attributable to the ownership or operation of the Issuer and its Subsidiaries;

(B) pay amounts equal to amounts required for any Parent of the Issuer to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Issuer or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, the Issuer Incurred in accordance with Section 4.03;

(C) pay cash interest on the Parent Notes pursuant to the terms of the agreements governing such Parent Notes as in effect on the Issue Date and to pay any cash interest on any Indebtedness refinancing the Parent Notes; provided, that such Indebtedness remains the primary obligation of the applicable Parent (or any successor thereto) (it being understood that such Indebtedness may not be an obligation of the Issuer or a Restricted Subsidiary) and the principal amount of any such Indebtedness redeeming, refinancing or replacing the Parent Notes does not exceed the principal amount of the Indebtedness refinanced, plus any premiums, fees and expenses payable in connection with such refinancing;

(D) pay principal and premium, if any, on the Parent Notes pursuant to the terms of the agreements governing such Parent Notes as in effect on the Issue Date and to pay any principal and premium, if any, on any Indebtedness refinancing the Parent Notes (any such payments made pursuant to this subclause (D), “Parent Principal Distributions”); provided, that the Issuer shall deliver a certificate to the Trustee at the time of making any Parent Principal Distributions that designates a reduction of an equal amount of Restricted Payments that may be made pursuant to clause (x) of this Section 4.04(b) and/or Section 4.04(a)(iv)(3) (which latter clause may be reduced to below zero) in such proportion as the Issuer designates in such certificate; and

(E) pay amounts equal to the amounts required for any Parent of the Issuer to pay fees and expenses related to any successful or unsuccessful equity offering, debt offering, merger, acquisition or other similar corporate transaction of or with respect to such Parent, the Issuer or any other Parent of the Issuer;

(xiv) any Restricted Payment used to fund the Transactions and the fees and expenses related thereto or made in connection with the consummation of the Transactions (including pursuant to or as contemplated by the Transaction Documents, whether prior to or on the Issue Date or thereafter), or owed by the Issuer or any Parent of the Issuer or Restricted Subsidiaries of the Issuer to Affiliates, in each case to the extent permitted by Section 4.07;

(xv) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(xvi) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(xvii) the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness, Disqualified Stock or Preferred Stock of the Issuer and its Restricted Subsidiaries, pursuant to provisions similar to those described under Sections 4.06 and 4.08; provided that, prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Issuer (or a third party to the extent permitted by this Indenture) has (if required by this Indenture) made a Change of Control Offer or Asset Sale Offer, as the case may be, with respect to the Notes as a result of the event triggering such action, as the case may be, and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer, as the case may be;

(xviii) (a) any payments made in connection with the consummation of the Transactions or as contemplated by the Transaction Documents (other than payments to any Permitted Holder or any Affiliate thereof) and (b) any Restricted Payments made to Intelsat Luxembourg in connection with the consummation of the Offering Transactions;

(xix) Restricted Payments by the Issuer or any Restricted Subsidiary of the Issuer to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person or any Parent thereof;

(xx) the repurchase, redemption or other acquisition or retirement for value of any of the Parent Notes from the proceeds of a Specified Sale/Leaseback Transaction (including any payments to any Parent of the Issuer to effect the foregoing);

(xxi) the payment of dividends, other distributions or other amounts by the Issuer to, or the making of loans by the Issuer or any of its Restricted Subsidiaries to, any Parent of the Issuer to the extent that amounts equal to such dividends, distributions, other amounts or loans are promptly contributed to the capital of the Issuer by such Parent or otherwise promptly repaid by such Parent to the Issuer or any Restricted Subsidiary of the Issuer (whether in the form of interest or principal or other payment on debt existing on the Issue Date); provided, that any amounts contributed to the capital of the Issuer or otherwise repaid pursuant to this clause (xxi) shall be excluded from the calculation set forth in the definition of the term “Cumulative Credit”; and

(xxii) payments or distributions to dissenting stockholders of the Issuer or any Parent of the Issuer pursuant to applicable law, pursuant to or in connection with a consolidation, amalgamation, merger or transfer of all or substantially all of the assets of the Issuer and the Restricted Subsidiaries, taken as a whole, that complies with Section 5.01; provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuer shall have made a Change of Control Offer (if required by this Indenture) and that all Notes tendered by Holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (v), (vi), (vii), (x), (xi), (xiii)(C), and (xvii) of this Section 4.04(b), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

(c) The Issuer shall not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated shall be deemed to be Restricted Payments or Permitted Investments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation shall only be permitted if Restricted Payments or Permitted Investments in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

SECTION 4.05. Dividend and Other Payment Restrictions Affecting Subsidiaries. The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(b) make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect or entered into on the Issue Date or entered into in connection with the refinancing of the existing Indebtedness of the Issuer, including pursuant to the Credit Agreement and the other Senior Credit Documents, documents and agreements relating to the Specified Intercompany Agreements, the Parent Notes, the Jackson Notes and the Intelsat Luxembourg Intercompany Loan;

(2) this Indenture, the Notes and the Guarantees;

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(5) contracts or agreements for the sale of assets, including any restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(6) Secured Indebtedness otherwise permitted to be Incurred pursuant to Sections 4.03 and 4.12 that limits the right of the debtor to dispose of the assets securing such Indebtedness;

(7) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements and other similar agreements (including customary provisions in agreements relating to any Joint Venture);

(9) purchase money obligations for property acquired and Capitalized Lease Obligations in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10) customary provisions contained in leases, subleases, assignments, licenses (including without limitation, licenses of intellectual property), contracts and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above on the property subject to such lease;

(11) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing that, in the good faith judgment of the Issuer, are necessary or advisable in connection therewith; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12) agreements and instruments, including agreements and instruments governing Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary of the Issuer that is Incurred subsequent to the Issue Date and permitted pursuant to Section 4.03; provided that either (A) the provisions relating to such encumbrance or restriction contained in such agreements or instruments are no less favorable to the Issuer, taken as a whole, as determined by the Board of Directors of the Issuer in good faith, than the provisions contained in the Credit Agreement and the other Senior Credit Documents, the Intelsat Luxembourg Intercompany Loan or in an indenture governing the Parent Notes, the Jackson Notes or the Notes, in each case, as in effect or entered into on the Issue Date or entered into in connection with the refinancing of existing Indebtedness of the Issuer or (B) such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Issuer’s ability to make anticipated principal or interest payments on the Notes (as determined by the Issuer in good faith);

(13) any Restricted Investment not prohibited by Section 4.04 and any Permitted Investment; and

(14) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) of this Section 4.05 imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive as a whole with respect to such encumbrances and restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this Section 4.05, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on ordinary shares shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Issuer or a Restricted Subsidiary of the Issuer to other Indebtedness Incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

SECTION 4.06. Asset Sales.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Issuer or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of and (y) at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(i) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Issuer or any Restricted Subsidiary of the Issuer (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets or that are otherwise cancelled or terminated in connection with the transaction with such transferee;

(ii) any notes or other obligations or other securities or assets received by the Issuer or such Restricted Subsidiary of the Issuer from such transferee that are converted by the Issuer or such Restricted Subsidiary of the Issuer into cash within 180 days of the receipt thereof (to the extent of the cash received);

(iii) any Designated Non-cash Consideration received by the Issuer or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed 6.25% of Total Assets of the Issuer at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value);

(iv) any Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Sale, to the extent that the Issuer and each other Restricted Subsidiary are released from any guarantee of payment of such Indebtedness in connection with the Asset Sale; and

(v) any consideration consisting of Indebtedness of the Issuer (other than Subordinated Indebtedness) received after the Issue Date from Persons who are not the Issuer or any Restricted Subsidiary in connection with the Asset Sale and that is cancelled shall be deemed to be Cash Equivalents for the purposes of this Section 4.06(a).

(b) Within 485 days after the Issuer’s or any Restricted Subsidiary of the Issuer’s receipt of the Net Proceeds of any Asset Sale (or Event of Loss Proceeds), the Issuer or such Restricted Subsidiary of the Issuer may apply the Net Proceeds from such Asset Sale (together with any Event of Loss Proceeds), at its option:

(i) to repay, repurchase or otherwise retire (and, if the Indebtedness being repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto) (a) Indebtedness constituting First Lien Obligations other than the Notes, (b) Obligations under the Notes at a purchase price equal to 100% of the principal amount thereof by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, on the pro rata principal amount of Notes, (c) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor or (d) Obligations under Pari Passu Indebtedness other than First Lien Obligations so long as the Net Proceeds are from the sale of assets not constituting Collateral, in each case other than Indebtedness owed to the Issuer or an Affiliate of the Issuer; provided that if an offer to purchase any Indebtedness of the Issuer or its Restricted Subsidiaries is made in accordance with the terms of such Indebtedness, the obligation to repay (and, in the case of revolving credit Indebtedness, reduce commitments under) Indebtedness of the Issuer or a Restricted Subsidiary, as the case may be, will be deemed to be satisfied to the extent of the amount of the offer, whether or not accepted by the holders thereof, and no Net Proceeds in the amount of such offer will be deemed to exist following such offer,

(ii) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Issuer), or capital expenditures or assets, in each case used or useful in a Similar Business, and/or

(iii) to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Issuer), properties or assets that replace the properties and assets that are the subject of such Asset Sale or Event of Loss;

provided that in the case of clauses (ii) and (iii) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment and, in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, the Issuer or such Restricted Subsidiary enters into another binding commitment within nine months of such cancellation or termination of the prior binding commitment. Pending the final application of any such Net Proceeds (or Event of Loss Proceeds), the Issuer or such Restricted Subsidiary of the Issuer may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds (or Event of Loss Proceeds) in Cash Equivalents or Investment Grade Securities. Any Net Proceeds from any Asset Sale (or Event of Loss Proceeds) that are not applied as provided and within the time period set forth in the first sentence of this Section 4.06(b) (it being understood that any portion of such Net Proceeds (or Event of Loss Proceeds) used to make an offer to purchase Notes, as described in clause (i) above, shall be deemed to have been invested whether or not such offer is accepted) shall be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $55.0 million, the Issuer shall make an offer to all Holders and, at the option of the Issuer, to holders of any other First Lien Obligations (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such other First Lien Obligations) that is an integral multiple of $1,000, provided that no Notes of $2,000 or less shall be purchased in part, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such other First Lien Obligations was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest (or, in respect of such other First Lien Obligations, such lesser price, if any, as may be provided for by the terms of such other First Lien Obligations), to but excluding the date fixed for the closing of such offer, in accordance with the procedures set forth in this Section 4.06. The Issuer shall commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $55.0 million by mailing the notice required pursuant to the terms of Section 4.06(f), with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such other First Lien Obligations) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described in Section 4.06(e). Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

(c) The Issuer shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in this Indenture by virtue thereof.

(d) Not later than the date upon which written notice of an Asset Sale Offer is delivered to the Trustee as provided above, the Issuer shall deliver to the Trustee an Officers’ Certificate as to (i) the amount of the Excess Proceeds, (ii) the allocation of the Net Proceeds from the Asset Sales pursuant to which such Asset Sale Offer is being made and (iii) the compliance of such allocation with the provisions of Section 4.06(b). On such date, the Issuer shall also irrevocably deposit with the Trustee or with a Paying Agent (or, if the Issuer or a Wholly-Owned Restricted Subsidiary is acting as a Paying Agent, segregate and hold in trust) an amount equal to the Excess Proceeds to be invested in Cash Equivalents, as directed in writing by the Issuer, and to be held for payment in accordance with the provisions of this Section 4.06. Upon the expiration of the period for which the Asset Sale Offer remains open (the “Offer Period”), the Issuer shall deliver to the Trustee for cancellation the Notes or portions thereof that have been properly tendered to and are to be accepted by the Issuer. The Trustee (or a Paying Agent, if not the Trustee) shall, on the date of purchase, mail or deliver payment to each tendering Holder in the amount of the purchase price. In the event that the Excess Proceeds delivered by the Issuer to the Trustee is greater than the purchase price of the Notes tendered, the Trustee shall deliver the excess to the Issuer immediately after the expiration of the Offer Period for application in accordance with this Section 4.06.

(e) Holders electing to have a Note purchased shall be required to surrender the Note, with an appropriate form duly completed, to the Issuer at the address specified in the notice at least three Business Days prior to the purchase date. Holders shall be entitled to withdraw their election if the Trustee or the Issuer receives not later than one Business Day prior to the purchase date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note which was delivered by the Holder for purchase and a statement that such Holder is withdrawing his election to have such Note purchased. If at the end of the Offer Period more Notes (and such other First Lien Obligations) are tendered pursuant to an Asset Sale Offer than the Issuer is required to purchase, the principal amount of the Notes

(and other First Lien Obligations) to be purchased will be determined pro rata by the Issuer based on the principal amount so tendered and the selection of the actual Notes for purchase shall be made by the Trustee on a pro rata basis, by lot or by such other method as Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements and, if the Notes are in global form, the requirements of the Depository); provided, however, that no Notes (or other First Lien Obligations) of $2,000 or less shall be purchased in part.

(f) Notice of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each Holder at such Holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

(g) If Notes tendered are in certificated form, a new Note in principal amount equal to the unpurchased portion of any Note purchased in part shall be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the purchase date, unless the Issuer defaults in payment of the purchase price, interest shall cease to accrue on Notes or portions thereof purchased.

SECTION 4.07. Transactions with Affiliates.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $15.0 million, unless:

(i) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $35.0 million, the Issuer delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Issuer or any Parent of the Issuer approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (i) above.

(b) The provisions of Section 4.07(a) shall not apply to the following:

(i) (A) transactions between or among the Issuer and/or any of its Restricted Subsidiaries (or, for the avoidance of doubt, an entity that becomes a Restricted Subsidiary as a result of such transaction) and (B) any merger, consolidation or amalgamation of the Issuer and any direct parent company of the Issuer; provided that such parent company shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Issuer and such merger, consolidation or amalgamation is otherwise in compliance with the terms of this Indenture and effected for a bona fide business purpose;

(ii) (a) Restricted Payments permitted by Section 4.04 and (b) Investments under the definition of “Permitted Investments”;

(iii) the entering into of any agreement to pay, and the payment of, management, consulting, monitoring and advisory fees and expenses to the Sponsors in an aggregate amount in any fiscal year not to exceed the greater of (x) $12.5 million and (y) 1.25% of Adjusted EBITDA of the Issuer and its Restricted Subsidiaries for the immediately preceding fiscal year;

(iv) the payment of reasonable and customary fees and reimbursements of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Issuer or any Restricted Subsidiary of the Issuer or any Parent of the Issuer;

(v) payments by the Issuer or any of its Restricted Subsidiaries to the Sponsors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are (x) approved by a majority of the Board of Directors of the Issuer in good faith or (y) made pursuant to any agreement described under (i) Item 13 “Certain Relationships and Related Transactions and Director Independence” in Intelsat Investments S.A.’s Annual Reports on Form 10-K for each of the four years ended December 31, 2012, (ii) “Certain Relationships and Related Party Transactions” in Intelsat S.A.’s Registration Statement on Form F-1, as amended (Registration No. 333-181527), initially filed with the SEC on May 18, 2012, or (iii) “Item 7B–Related Party Transactions” in Intelsat S.A.’s Annual Reports on Form 20-F for each of the three years ended December 31, 2015, in each case, as such documents may be amended;

(vi) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (i) of Section 4.07(a);

(vii) payments or loans (or cancellation of loans) to officers, directors, employees or consultants that are approved by a majority of the Board of Directors of the Issuer in good faith;

(viii) any agreement as in effect as of the Issue Date and any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby;

(ix) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, the Transaction Documents and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (ix) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

(x) transactions to effect the Transactions and the payment of all fees and expenses related to the Transactions;

(xi) (A) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Indenture, which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable judgment of the Issuer, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party and (B) transactions with Joint Ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(xii) any transaction effected as part of a Qualified Receivables Financing;

(xiii) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Person;

(xiv) the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Issuer or any Parent of the Issuer or of a Restricted Subsidiary of the Issuer, as appropriate, in good faith;

(xv) the entering into of any tax sharing agreement or arrangement and any payments permitted by clause (xii) of Section 4.04(b) and the performance of any such agreement or arrangement;

(xvi) any contribution to the capital of the Issuer;

(xvii) transactions permitted by, and complying with, the provisions of Section 5.01;

(xviii) transactions between the Issuer or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Issuer or any Parent of the Issuer; provided, however, that such director abstains from voting as a director of the Issuer or such Parent, as the case may be, on any matter involving such other Person;

(xix) pledges of Equity Interests of Unrestricted Subsidiaries;

(xx) any employment agreements entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business; and

(xxi) any transaction pursuant to or in connection with the Specified Intercompany Agreements.

SECTION 4.08. Change of Control.

(a) Upon the occurrence of any of the following events (each, a “Change of Control”), each Holder shall have the right to require the Issuer to repurchase all or any part of such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuer has previously elected to redeem Notes in accordance with Article 3 of this Indenture:

(i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Issuer and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders, and other than any transaction in compliance with Article 5 where the Successor Company is a Wholly-Owned Subsidiary of a Parent of the Issuer; or

(ii) the Issuer becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, amalgamation, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Issuer or any Parent of the Issuer.

Notwithstanding the foregoing, none of (i) any Specified Merger/Transfer Transaction or (ii) any Subsidiary Transfer Transaction, shall constitute a Change of Control.

(b) Within 90 days following any Change of Control, except to the extent that the Issuer has exercised its right to redeem the Notes in accordance with Article 3 of this Indenture, the Issuer shall mail a notice (a “Change of Control Offer”) to each Holder with a copy to the Trustee stating:

(i) that a Change of Control has occurred and that such Holder has the right to require the Issuer to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to but excluding the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date);

(ii) the circumstances and relevant facts and financial information regarding such Change of Control;

(iii) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(iv) the instructions determined by the Issuer, consistent with this Section 4.08, that a Holder must follow in order to have its Notes purchased.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of the making of the Change of Control Offer.

(c) Holders electing to have a Note purchased shall be required to surrender the Note, with an appropriate form duly completed, to the Issuer at the address specified in the notice at least three Business Days prior to the purchase date. The Holders shall be entitled to withdraw their election if the Trustee or the Issuer receives not later than one Business Day prior to the purchase date a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note which was delivered for purchase by the Holder and a statement that such Holder is withdrawing his election to have such Note purchased. Holders whose Notes are purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered.

(d) On the purchase date, all Notes purchased by the Issuer under this Section 4.08 shall be delivered to the Trustee for cancellation, and the Issuer shall pay the purchase price plus accrued and unpaid interest to the Holders entitled thereto.

(e) Notwithstanding the foregoing provisions of this Section 4.08, the Issuer shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in Section 4.08(b) applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

(f) At the time the Issuer delivers Notes to the Trustee which are to be accepted for purchase, the Issuer shall also deliver an Officers’ Certificate stating that such Notes are to be accepted by the Issuer pursuant to and in accordance with the terms of this Section 4.08. A Note shall be deemed to have been accepted for purchase at the time the Trustee, directly or through an agent, mails or delivers payment therefor to the surrendering Holder.

(g) Prior to any Change of Control Offer, the Issuer shall deliver to the Trustee an Officers’ Certificate stating that all conditions precedent contained herein to the right of the Issuer to make such offer have been complied with.

(h) The Issuer shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Section 4.08. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 4.08, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.08 by virtue thereof.

(i) If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer, and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described in Section 4.08(e), purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of redemption.

(j) Notes repurchased by the Issuer pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled at the option of the Issuer. Notes purchased by a third party pursuant to Sections 4.08(e) and (i) will have the status of Notes issued and outstanding.

SECTION 4.09. Compliance Certificate. If a Default occurs and is continuing and is known to a Trust Officer of the Trustee, the Trustee shall mail to each Holder a Notice of Default within the earlier of 90 days after the Default occurs or 30 days after the Default is known to a Trust Officer or written notice of the Default is received by the Trustee. In addition, the Issuer shall deliver to the Trustee within 120 days after the end of each fiscal year of the Issuer an Officers’ Certificate stating that in the course of the performance by the signers of their duties as Officers of the Issuer they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such fiscal year. If they do, the certificate shall describe the Default, its status and what action the Issuer is taking or proposes to take with respect thereto.

SECTION 4.10. Further Instruments and Acts. Upon request of the Trustee, the Issuer shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

SECTION 4.11. Future Guarantors. The Issuer shall not permit any of its Restricted Subsidiaries (other than any Receivables Subsidiary formed in connection with a Qualified Receivables Financing) that is not a Subsidiary Guarantor to, directly or indirectly, guarantee the payment of any Indebtedness of the Issuer or any other Restricted Subsidiary of the Issuer (other than (1) Indebtedness Incurred pursuant to the Non-Guarantor Exception and (2) Permitted Debt of a Restricted Subsidiary of the Issuer), unless such Subsidiary executes and delivers to the Trustee a Guarantee or a supplemental indenture substantially in the form of Exhibit D (together with such opinions or certificates required by this Indenture in connection therewith) and, if required by any Security Document, a joinder to any such Security Document, pursuant to which such Subsidiary will guarantee payment of the Notes. Each Guarantee shall be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to corporate benefit, fraudulent conveyance, fraudulent transfer or similar laws affecting the rights of creditors generally.

SECTION 4.12. Liens.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) (i) that secures any obligations under Indebtedness of the Issuer or any Subsidiary Guarantor against or on any asset or property now owned or hereafter acquired by the Issuer or any Subsidiary Guarantor that is Collateral, or any income or profits therefrom, that is Collateral or (ii) that secures any obligations under Indebtedness of the Issuer or any Subsidiary Guarantor against or on any asset or property now owned or hereafter acquired by the Issuer or any Subsidiary Guarantor that is not Collateral, or any income or profits therefrom, that is not Collateral, unless, in the case of clause (ii), the Notes or the Guarantee of such Subsidiary Guarantor are equally and ratably secured with the Indebtedness so secured; provided that any Lien that is granted to secure the Notes or such Guarantee under this Section 4.12 shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the Notes or such Guarantee under this Section 4.12.

(b) For purposes of determining compliance with this Section 4.12, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of Permitted Liens described in the definition of Permitted Liens or pursuant to Section 4.12(a) but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness, Disqualified Stock or Preferred Stock (including, for the avoidance of doubt, any portion thereof) meets the criteria of one or more of the categories of Permitted Liens described in the definition of Permitted Liens or pursuant to Section 4.12(a), the Issuer may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify (as if Incurred at such later time), such Lien securing such item of Indebtedness (including, for the avoidance of doubt, any portion thereof) in any manner that complies with this Section 4.12 and will only be required to include the amount and type of such Lien or such item of Indebtedness secured by such Lien in one of the clauses of the definition of Permitted Liens or Section 4.12(a) and such Lien securing such item of Indebtedness will be treated as being Incurred or existing pursuant to only such clause or clauses or pursuant to Section 4.12(a).

(c) With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of the Issuer, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of Indebtedness.

SECTION 4.13. Maintenance of Office or Agency.

(a) The Issuer shall maintain an office or agency (which may be an office of the Trustee or an affiliate of the Trustee or Registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the corporate trust office of the Trustee as set forth in Section 12.02.

(b) The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency for such purposes. The Issuer shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

(c) The Issuer hereby designates the corporate trust office of the Trustee or its agent as such office or agency of the Issuer in accordance with Section 2.04.

SECTION 4.14. Maintenance of Insurance.

(a) The Issuer shall, and shall cause each Restricted Subsidiary to, obtain, maintain and keep in full force and effect at all times (i) with respect to each Satellite procured by the Issuer or any Restricted Subsidiary for which the risk of loss passes to the Issuer or such Restricted Subsidiary at or before launch, and for which launch insurance or commitments with respect thereto are not in place as of the Issue Date, launch insurance with respect to each such Satellite covering the launch of such Satellite and a period of time thereafter, but only to the extent, if at all, and on such terms (including coverage period, exclusions, limitations on coverage, co-insurance, deductibles and coverage amount) as is determined by the Issuer to be in the best interests of the Issuer, (ii) with respect to each Satellite it currently owns or for which it has risk of loss (or, if the entire Satellite is not owned, the portion it owns or for which it has risk of loss), other than any Excluded Satellite, In-Orbit Insurance and (iii) at all times subsequent to the coverage period of the launch insurance described in clause (i) above, if any, or if launch insurance is not procured, at all times subsequent to the initial completion of in-orbit testing, in each case with respect to each Satellite it then owns or for which it has risk of loss (or portion, as applicable), other than any Excluded Satellite, In-Orbit Insurance; provided, however, that at any time with respect to a Satellite that is not an Excluded Satellite, none of the Issuer or any of its Subsidiaries shall be required to maintain In-Orbit Insurance in excess of 33% of the aggregate net book value of all in-orbit Satellites (and portions it owns or for which it has risk of loss) insured (it being understood that any Satellite (or portion, as applicable) protected by In-Orbit Contingency Protection shall be deemed to be insured for a percentage of its net book value as set forth in the definition of “In-Orbit Contingency Protection”).

(b) In the event that the expiration and non-renewal of In-Orbit Insurance for such a Satellite (or portion, as applicable) resulting from a claim of loss under such policy causes a failure to comply with the proviso to Section 4.14(a), the Issuer and its Restricted Subsidiaries shall be deemed to be in compliance with the proviso to Section 4.14(a) for the 120 days immediately following such expiration or non-renewal, provided that the Issuer or any of its Restricted Subsidiaries, as the case may be, procures such In-Orbit Insurance or provides such In-Orbit Contingency Protection as necessary to comply with the preceding proviso within such 120-day period.

(c) The insurance required by this Section 4.14 shall name the Issuer or the applicable Restricted Subsidiary as the named insured.

(d) In the event of the unavailability of any In-Orbit Contingency Protection for any reason, the Issuer or a Restricted Subsidiary, as the case may be, shall, subject to the proviso to Section 4.14(a), within 120 days of such unavailability, be required to have in effect In-Orbit Insurance complying with Section 4.14(a)(ii) or (iii), as applicable, with respect to all Satellites (or portions, as applicable), other than Excluded Satellites that the unavailable In-Orbit Contingency Protection was intended to protect and for so long as such In-Orbit Contingency Protection is unavailable, provided that the Issuer and its Restricted Subsidiaries shall be considered in compliance with this Section 4.14 for the 120 days immediately following such unavailability.

(e) In the event that the Issuer or any of its Restricted Subsidiaries receives any Event of Loss Proceeds in respect of an Event of Loss, such Event of Loss Proceeds shall be applied in the manner provided for in Section 4.06.

SECTION 4.15. Matters Relating to Government Business Subsidiaries. The Issuer shall use its commercially reasonable efforts (as may be permitted under that certain proxy agreement (the “Proxy Agreement”) among Intelsat General Corporation (“Intelsat General”) and the other parties thereto, and as may be permitted under any substantially similar agreement) and shall use its commercially reasonable efforts (as may be permitted under the Proxy Agreement, and as may be permitted under any substantially similar agreement) to cause its Restricted Subsidiaries (other than Intelsat General, and other than any other Government Business Subsidiary), not to allow or permit, directly or indirectly, Intelsat General, or such other Government Business Subsidiary, to take, or fail to take, any action that would violate the covenants and terms of this Indenture.

SECTION 4.16. Suspension of Covenants.

(a) During any period of time that: (i) the Notes have Investment Grade Ratings from two Rating Agencies and (ii) no Default or Event of Default has occurred and is continuing (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Issuer and the Restricted Subsidiaries shall not be subject to the provisions of Sections 4.03, 4.04, 4.05, 4.06, 4.07, 4.11, 4.14 and 5.01(a)(iv) (collectively, the “Suspended Covenants”).

(b) Upon the occurrence of a Covenant Suspension Event, any Guarantees of the Guarantors, if any, will also be suspended as of such date (the “Suspension Date”).

(c) In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the Notes below an Investment Grade Rating, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events and the Guarantees, if any, of any Guarantors will be reinstated if such guarantees are then required by the terms of this Indenture. The period of time between the Suspension Date and the Reversion Date is referred to in this Indenture as the “Suspension Period.”

(d) Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period).

(e) On the Reversion Date, all Indebtedness Incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified as having been Incurred or issued pursuant to Sections 4.03(a) or (b) (to the extent such Indebtedness or Disqualified Stock or Preferred Stock would be permitted to be Incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock or Preferred Stock would not be so permitted to be Incurred or issued pursuant to Sections 4.03(a) or (b), such Indebtedness or Disqualified Stock or Preferred Stock will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under Section 4.03(b)(iii). Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 4.04 will be made as though the relevant provisions under Section 4.04 had been in effect since the Issue Date (with amounts calculated from the respective dates specified in Section 4.04 and the related definitions) and throughout the Suspension Period. For the avoidance of doubt, Restricted Payments made during the Suspension Period shall reduce the amount available to be made as Restricted Payments under Section 4.04(a). No Default or Event of Default shall be deemed to have occurred on the Reversion Date as a result of any actions taken by the Issuer or its Restricted Subsidiaries during the Suspension Period.

(f) The Issuer shall deliver promptly to the Trustee an Officers’ Certificate notifying the Trustee of any Covenant Suspension Event or Reversion Date, as the case may be, pursuant to this Section 4.16.

SECTION 4.17. Payment of Additional Amounts.

(a) The Issuer (or any Guarantor) shall pay or cause to be paid to any Holder so entitled all additional amounts that may be necessary so that every Net Payment of interest, principal, premium (including the Applicable Premium) or other amount on that Note will not be less than the amount provided for in that Note. “Net Payment” means the amount the Issuer or any paying agent pays the Holder after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a taxing authority (including any withholding or deduction attributable to additional amounts payable pursuant to this Section 4.17).

(b) The Issuer (and any Guarantor) shall also indemnify and reimburse Holders for:

(i) taxes (including any interest, penalties and related expenses) imposed on the Holders by a Relevant Tax Jurisdiction if and to the same extent that a Holder would have been entitled to receive additional amounts if the Issuer (or any Guarantor) had been required to deduct or withhold those taxes from payments on the Notes (or with respect to any Guarantee); and

(ii) stamp, court, documentary or similar taxes or charges (including any interest, penalties and related expenses) imposed by a Relevant Tax Jurisdiction in connection with the Notes or the execution, delivery, enforcement, registration of the Notes or payment under or with respect to other related documents and obligations (including any Guarantees).

(c) Notwithstanding clauses (a) and (b) of this Section 4.17, the Issuer (or any Guarantor) shall not pay additional amounts to any Holder for or on account of:

(i) any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the Holder (or between a fiduciary, settlor, beneficiary, partner, member or shareholder of or possessor of power over the relevant Holder if the Holder is an estate, nominee, trust, partnership, limited liability company, or corporation) and the jurisdiction imposing the tax (other than the mere receipt of a payment or the acquisition, ownership, disposition or holding of, or enforcement of rights under, a Note);

(ii) any estate, inheritance, gift or any similar tax, assessment or other governmental charge;

(iii) any tax, assessment or other governmental charge imposed solely because the Holder (or if the Holder is not the beneficial owner, the beneficial owner) that is legally able to do so fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the taxing jurisdiction of the Holder or any beneficial owner of the Note, if compliance is required by law or by an applicable income tax treaty to which the jurisdiction imposing the tax is a party, as a precondition to exemption from the tax, assessment or other governmental charge and the Issuer has given the Holders at least 60 days’ written notice that Holders will be required to provide such information and identification;

(iv) any tax, assessment or other governmental charge with respect to a Note presented for payment more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to Holders, whichever occurs later, except to the extent that the Holder would have been entitled to additional amounts on presenting the Note for payment on any date during the 30-day period; and

(v) any withholding or deduction imposed on a payment to an individual or residual entity that is required to be made pursuant to the European Union Directive on the taxation of savings income (2003/48/EC), which was adopted by the ECOFIN Council on June 3, 2003, or any law implementing or complying with, or introduced in order to conform to, such Directive or any successor thereto (including as it may be amended including pursuant to the amending proposal (164731/1/09 FISC REV 1 as corrected by 16473/1/09 FISC REV 1 COR 1) or the Luxembourg laws of June 21, 2005 and December 23, 2005.

(d) The Issuer shall provide the Trustee with documentation for any requesting Holders evidencing the payment of taxes in respect of which the Issuer (or any Guarantor) has paid any additional amount. The Issuer shall make copies of such documentation available to the Holders upon request.

SECTION 4.18. Further Assurances.

(a) New Guarantors. The Issuer shall cause (i) each direct or indirect Material Subsidiary (other than any Unrestricted Subsidiary or a Receivables Subsidiary) formed or otherwise purchased or acquired after the Issue Date, (ii) each Subsidiary (other than any Unrestricted Subsidiary) that is not a Material Subsidiary on the Issue Date but subsequently becomes a Material Subsidiary and (iii) each inactive Subsidiary (unless such Subsidiary is designated an Unrestricted Subsidiary in accordance with terms of this Indenture) that acquires any material assets or is otherwise no longer deemed inactive, in each case if such Subsidiary guarantees the Credit Agreement, to guarantee the payment of the Notes and execute a Supplemental Security Agreement; provided, however, that no Foreign Subsidiary shall be required to take such actions if, and to the extent that, based upon written advice of local counsel, the Issuer and/or such Foreign Subsidiary concludes that the taking of such actions would violate the laws of the jurisdiction in which such Foreign Subsidiary is organized; provided further, that if steps (for example, limiting the amount guaranteed) can be taken so that such violation would not exist, then, if it guarantees the Credit Agreement, the respective Foreign Subsidiary shall enter into a modified Guarantee and/or modified Security Documents that provide, to the maximum extent permissible under applicable law, as many of the benefits as possible as are provided pursuant to a Subsidiary Guarantee and the Security Documents.

(b) Pledges of Additional Stock and Evidence of Indebtedness. The Issuer shall pledge, and, if applicable, will cause each Material Subsidiary to pledge, if the Issuer or such Subsidiary is required to pledge pursuant to the Credit Agreement, to the Collateral Trustee for the benefit of the Secured Parties, (i) all the capital stock of each Subsidiary (other than any Unrestricted Subsidiary) and Minority Investments other than Minority Investments with a Fair Market Value of less than $15,000,000; provided that the aggregate Fair Market Value of such excluded Minority Investments shall not exceed $30,000,000 at any time outstanding (unless such pledge is prohibited by an applicable joint venture, shareholder or similar agreement), and held by the Issuer or a Subsidiary Guarantor, in each case, formed or otherwise purchased or acquired after the Issue Date, in each case pursuant to a supplement to the applicable pledge agreement or other Security Document (or, if necessary, a new pledge agreement or security agreement), (ii) all evidences of Indebtedness in excess of $1,000,000 received by the Issuer or any Subsidiary Guarantor in connection with any disposition of assets pursuant to Section 4.06(a), in each case pursuant to a supplement to the applicable Security Document (or, if necessary, a new pledge agreement or security agreement), and (iii) any global promissory notes executed after the Issue Date evidencing Indebtedness of the Issuer, each Subsidiary and each Minority Investment that is owing to the Issuer or any Subsidiary Guarantor, in each case pursuant to a supplement to the applicable Security Document (or, if necessary, a new pledge agreement).

The Issuer agrees that all Indebtedness in excess of $30,000,000 of the Issuer and each Subsidiary that is owing to any Grantor party to a Security Document (other than with respect to instruments or agreements evidencing certain installment sales executed in connection with the Reorganization) shall be evidenced by one or more global promissory notes.

At all times on and after the Issue Date, Intelsat Luxembourg and the Issuer shall cause each obligor and obligee of any loan or advance (including, without limitation, pursuant to guarantees thereof or security thereof) which are (x) made to the Issuer by Intelsat Luxembourg or any of the Issuer’s Subsidiaries or (y) made to any Grantor by a Subsidiary of the Issuer that is not a Grantor prior to the extension or incurrence of such loan or advance, to execute and deliver to the Trustee an intercompany subordination agreement substantially in the form required under the Credit Agreement (as modified, amended or supplemented from time to time, the “Intercompany Subordination Agreement”) or, to the extent the Intercompany Subordination Agreement has previously come into effect, a joinder agreement in respect of the Intercompany Subordination Agreement; provided that no such Intercompany Subordination Agreement is required to be entered into in respect of intercompany loans and advances in the aggregate not exceeding $30,000,000, and with such further exceptions as the administrative agent under the Intelsat Jackson Secured Credit Agreement may agree.

(c) The Issuer shall, and will cause each other Grantor to, execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and other documents), which may be required under any applicable law, or which the Trustee or the Holders of a majority in principal amount of the outstanding Notes may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests created by the Security Documents.

If any assets (including any real estate or improvements thereto or any interest therein) with a book value or fair market value in excess of $25,000,000 are acquired by the Issuer or any other Grantor after the Issue Date (other than assets constituting Collateral under the Security Documents that become subject to the Lien of the Security Documents upon acquisition thereof) that are of the nature secured by the Security Documents or any Mortgage, as the case may be, the Issuer will notify the Trustee thereof, and, if requested by the Trustee acting at the direction of the Holders of a majority in principal amount of the outstanding Notes, the Issuer will cause such assets to be subjected to a Lien securing the applicable Obligations and will take, and cause the other Grantors to take, such actions as shall be necessary or reasonably requested by the Trustee acting at the direction of the Holders of a majority in principal amount of the outstanding Notes to grant and perfect such Liens (unless, with respect to any such asset, the same is subject to one or more agreements or Liens permitted pursuant to this Indenture which agreements or Lien(s) prohibit the granting of a security interest thereon as contemplated by this Section 4.18, in which case the actions otherwise required by this Section 4.18 with respect to such asset shall not be required to be taken until such prohibitions cease to be applicable) consistent with the applicable requirements of the Security Documents, all at the expense of the Issuer and the other Grantors.

Intelsat Luxembourg, the Issuer and the Subsidiaries have not granted as of the Issue Date, and will not grant, a Lien on any property securing the obligations under the Credit Agreement or any other First Lien Obligations unless Intelsat Luxembourg, the Issuer, or such Subsidiary grants a Lien on such property to the Collateral Trustee securing the Notes Obligations having the same priority as such Lien securing the obligations under the Credit Agreement or such other First Lien Obligations.

Notwithstanding the above, the Collateral shall not include at any time (i) any FCC License to the extent (but only to the extent) that at such time the Collateral Trustee may not validly possess a security interest therein pursuant to the Communications Act of 1934, as amended, and the regulations promulgated thereunder, as in effect at such time, but the Collateral shall include, to the maximum extent permitted by law, all rights incident or appurtenant to the FCC Licenses and the right to receive all proceeds derived from or in connection with the sale, assignment or transfer of the FCC Licenses or (ii) ECA Collateral.

The Issuer and its Subsidiaries have not and shall not mortgage any real property for the benefit of any other party unless a first priority mortgage on the same is delivered contemporaneously to the Collateral Trustee for the benefit of the Secured Parties.

Each Grantor organized under the laws of Luxembourg shall not own Satellites, orbital slots or hold customer contracts to the extent the Collateral Trustee cannot hold a valid and perfected security interest in such property, except in an amount that would not at such time violate any then existing Intelsat Jackson Secured Credit Agreement.

SECTION 4.19. After-Acquired Collateral.

Subject to the limitations set forth herein and in the Security Documents, if the Issuer or any Guarantor creates any additional security interest upon any property or asset to secure any First Lien Obligations (which include Obligations in respect of the Credit Agreement and the 2024 Secured Notes), it shall promptly take all actions required by Section 4.18 and the Security Documents to grant a security interest with the priority required by the Notes Documents (subject to Permitted Liens) upon such property as security for the Notes.

SECTION 4.20. German Pledge Agreement.

Within seven Business Days after the Issue Date, the Issuer shall use commercially reasonable efforts to deliver to the Collateral Trustee (i) a duly executed German Third Ranking Share Pledge Agreement, to be entered into by Intelsat Operations S.A. and the Collateral Trustee, as trustee under the Collateral Agency and Intercreditor Agreement, which shall, upon its due execution, be a “Security Document” for purposes of this Indenture and (ii) a legal opinion of Freshfields Bruckhaus Deringer LLP, German counsel to the Issuer, in substantially the same form as agreed prior to the execution of this Indenture.

ARTICLE 5

SUCCESSOR COMPANY

SECTION 5.01. When Issuer May Merge or Transfer Assets.

(a) The Issuer shall not consolidate, amalgamate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to any Person unless:

(i) the Issuer is a surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof, under the laws of the jurisdiction of organization of the Issuer or any Subsidiary or Parent of the Issuer or under the laws of Bermuda or any country that is a member of the European Union on the Issue Date (the Issuer or such Person, as the case may be, being herein called the “Successor Company”);

(ii) the Successor Company (if other than the Issuer) expressly assumes all the obligations of the Issuer under this Indenture and the Notes and the Security Documents pursuant to supplemental indentures, amendments or other documents or instruments;

(iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(iv) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(a) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to Adjusted EBITDA Ratio test set forth in Section 4.03(a); or

(b) the Debt to Adjusted EBITDA Ratio for the Successor Company and its Restricted Subsidiaries would be equal to or less than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction; and

(v) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indentures (if any) comply with this Indenture.

Notwithstanding the foregoing clauses (iii) and (iv) of this Section 5.01(a), (A) the Issuer or any Restricted Subsidiary may consolidate or amalgamate with, merge into, sell, assign or transfer, lease, convey or otherwise dispose of all or part of its properties and assets to the Issuer or to another Restricted Subsidiary and (B) the Issuer may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in a (or another) state of the United States, the District of Columbia, any territory of the United States, Bermuda or any country that is a member of the European Union on the Issue Date so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby (any transaction described in this sentence a “Specified Merger/Transfer Transaction”).

(b) Subject to the provisions of Section 10.02(b) (which, among other things, govern the release of a Guarantee upon the sale or disposition of a Restricted Subsidiary of the Issuer that is a Subsidiary Guarantor), each Subsidiary Guarantor shall not, and the Issuer shall not permit any Subsidiary Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(i) such Subsidiary Guarantor is a surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition is made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof, under the laws of the jurisdiction of organization of the Issuer or any Subsidiary or Parent of the Issuer or under the laws of Bermuda or any country that is a member of the European Union on the Issue Date (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”);

(ii) the Successor Guarantor (if other than such Subsidiary Guarantor) expressly assumes all the obligations of such Subsidiary Guarantor under this Indenture and the Security Documents and such Subsidiary Guarantor’s Guarantee pursuant to a supplemental indenture, amendment or other documents or instruments;

(iii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing; and

(iv) the Successor Guarantor (if other than such Subsidiary Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with this Indenture.

Subject to the limitations described in this Indenture, the Successor Guarantor shall succeed to, and be substituted for, such Subsidiary Guarantor under this Indenture and such Subsidiary Guarantor’s Guarantee and obligations under the Security Documents, and such Subsidiary Guarantor shall automatically be released and discharged from its obligations under this Indenture and such Subsidiary Guarantor’s Guarantee. Notwithstanding the foregoing, (1) a Subsidiary Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Subsidiary Guarantor in a (or another) state of the United States, the District of Columbia, any territory of the United States, Bermuda or any country that is a member of the European Union on the Issue Date or the jurisdiction of organization of the Issuer, so long as the amount of Indebtedness of the Subsidiary Guarantor is not increased thereby and (2) a Subsidiary Guarantor may merge, amalgamate or consolidate with another Subsidiary Guarantor or the Issuer.

(c) Notwithstanding Sections 5.01(a) and (b) and Section 5.02 below, nothing in this Article shall prevent any Subsidiary Transfer Transaction, which need not comply with Sections 5.01(a) or (b) or Section 5.02 below.

SECTION 5.02. Successor Company Substituted.

Upon any consolidation, merger or amalgamation, or any sale, lease, conveyance or other disposition of all or substantially all of the assets of the Issuer in accordance or permitted by with Section 5.01 hereof, the Successor Company (if other than the Issuer) shall succeed to and be substituted for, and may exercise every right and power of, the Issuer under this Indenture, the Notes and the Security Documents with the same effect as if such Successor Company had been named as the Issuer herein and the Issuer (if not the Successor Company) will automatically be released and discharged from its obligations under this Indenture, the Notes and the Security Documents.

ARTICLE 6

DEFAULTS AND REMEDIES

SECTION 6.01. Events of Default. An “Event of Default” occurs if:

(a) the Issuer defaults in any payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(b) the Issuer defaults in the payment of principal or premium (including the Applicable Premium) of any Note when due at its Stated Maturity, upon optional redemption or a Special Mandatory Redemption, upon required repurchase, upon declaration or otherwise;

(c) the Issuer or any of its Restricted Subsidiaries fails to comply with any of its other agreements contained in the Notes or this Indenture (other than those referred to in

(a) or (b) above) and such failure continues for 60 days after written notice specified below; provided, however, that to the extent such failure relates solely to an action or inaction by Intelsat General or another Government Business Subsidiary, and the Issuer and its Restricted Subsidiaries have otherwise complied with Section 4.15, no Event of Default shall occur;

(d) (i) the Issuer or any Significant Subsidiary fails to pay any Indebtedness (other than Indebtedness owing to a Parent of the Issuer or a Restricted Subsidiary of the Issuer) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $75.0 million or its foreign currency equivalent or (ii) a Designated Event of Default shall have occurred and such Designated Event of Default shall not have been Cured;

(e) the Issuer or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(i) commences a voluntary case;

(ii) consents to the entry of an order for relief against it in an involuntary case;

(iii) consents to the appointment of a Custodian of it or for any substantial part of its property; or

(iv) makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency;

(f) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Issuer or any Significant Subsidiary in an involuntary case;

(ii) appoints a Custodian of the Issuer or any Significant Subsidiary or for any substantial part of its property; or

(iii) orders the winding up or liquidation of the Issuer or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

(g) the Issuer or any Significant Subsidiary fails to pay final judgments aggregating in excess of $75.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days following the entry thereof;

(h) any Guarantee of a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor that qualifies as a Significant Subsidiary denies or disaffirms its obligations under this Indenture or any Guarantee and such Default continues for 10 days;

(i) (i) unless such Liens have been released in accordance with the release provisions of the Security Documents or the Collateral Agency and Intercreditor Agreement, the Liens in favor of the Holders with respect to all or substantially all of the Collateral cease to be valid or enforceable and such Default continues for 30 days; (ii) Intelsat Luxembourg, the Issuer or any of its Restricted Subsidiaries denies or disaffirms any of its material obligations under the Security Documents or any of the rights or remedies of the Holders under the Collateral Agency and Intercreditor Agreement and such denial or disaffirmation is not rescinded within 30 days; (iii) any Security Document is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, other than in accordance with the terms of the relevant Security Documents and this Indenture or (iv) the Note Obligations are held in any judicial proceeding to not constitute “First Lien Debt” under the Collateral Agency and Intercreditor Agreement; or

(j) the Issuer or any Guarantor fails to comply for 60 days after notice with its other agreements contained in the Security Documents except for a failure that would not be material to the Holders and would not materially affect the value of the Collateral taken as a whole.

The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

The term “Bankruptcy Law” means Title 11, United States Code, or any similar U.S. Federal, state or any foreign law for the relief of debtors. The term “Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

A Default under clauses (c) or (j) above shall not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify the Issuer (and the Trustee in the case of a notice provided by the Holders) in writing of the Default and the Issuer does not cure such Default within the time specified in clauses (c) or (j) above after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default”. The Issuer shall deliver to the Trustee, within thirty days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any event which is, or with the giving of notice or the lapse of time or both would become, an Event of Default, its status and what action the Issuer is taking or proposes to take with respect thereto.

SECTION 6.02. Acceleration. If an Event of Default (other than an Event of Default specified in Section 6.01(e) or (f) with respect to the Issuer) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes by notice to the Issuer (and the Trustee in the case of a notice provided by the Holders), may declare the principal of, premium (including the Applicable Premium) and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. The Holders of a majority in principal amount of the Notes by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

Notwithstanding the foregoing, in the case of an Event of Default arising under Section 6.01(e) or (f), all outstanding Notes will become due and payable without further action or notice. If the Notes are accelerated or otherwise become due prior to September 30, 2022 for any reason (including the acceleration of claims by operation of law), in each case, as a result of an Event of Default, the amount of principal of, accrued and unpaid interest and premium on the Notes that becomes due and payable shall equal 100% of the principal amount of the Notes redeemed plus the Applicable Premium in effect on the date of such acceleration plus accrued and unpaid interest on the applicable Notes as of the date of acceleration, as if such acceleration were an optional redemption of the Notes pursuant to Paragraph 6 of the Notes accelerated.

Without limiting the generality of the foregoing, in the event the Notes are accelerated or otherwise become due prior to September 30, 2022, in each case, in respect of any Event of Default (including, but not limited to, upon the occurrence of an Event of Default arising under Section 6.01(e) or (f) (including the acceleration of claims by operation of law)), the Applicable Premium with respect to an optional redemption pursuant to Paragraph 6 of the Notes will also be due and payable as though the Notes were optionally redeemed and shall constitute part of the Obligations, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of each Holder’s lost profits as a result thereof. Any premium (including the Applicable Premium) payable above shall be presumed to be the liquidated damages sustained by each Holder as the result of the early redemption and the Issuer agrees that it is reasonable under the circumstances currently existing. The premium (including the Applicable Premium) shall also be payable in the event the Notes (and/or this Indenture) are satisfied or released by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means. THE ISSUER EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING PREMIUM (INCLUDING THE APPLICABLE PREMIUM) IN CONNECTION WITH ANY SUCH ACCELERATION. The Issuer expressly agrees (to the fullest extent it may lawfully do so) that: (A) the premium (including the Applicable Premium) is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the premium (including the Applicable Premium) shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between Holders and the Issuer giving specific consideration in this transaction for such agreement to pay the premium (including the Applicable Premium); and (D) the Issuer shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Issuer expressly acknowledges that its agreement to pay the premium (including the Applicable Premium) to Holders as herein described is a material inducement to Holders to purchase the Notes.

In the event of any Event of Default specified in Section 6.01(d), such Event of Default and all consequences thereof (excluding, however, any resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders of the Notes, if within 30 days after such Event of Default arose the Issuer delivers an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the requisite number of Holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

SECTION 6.03. Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy at law or in equity to collect the payment of principal of or interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

SECTION 6.04. Waiver of Past Defaults. Provided the Notes are not then due and payable by reason of a declaration of acceleration, the Holders of a majority in principal amount of the Notes by notice to the Trustee may waive an existing Default and its consequences except (a) a Default in the payment of the principal of or interest on a Note, (b) a Default arising from the failure to redeem or purchase any Note when required pursuant to the terms of this Indenture or (c) a Default in respect of a provision that under Section 9.02 cannot be amended without the consent of each Holder affected. When a Default is waived, it is deemed cured and the Issuer, the Trustee and the Holders will be restored to their former positions and rights under this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

SECTION 6.05. Control by Majority. The Holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or, subject to Section 7.01, that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Prior to taking any action under this Indenture, the Trustee shall be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

SECTION 6.06. Limitation on Suits.

(a) Except to enforce the right to receive payment of principal, premium (including the Applicable Premium) (if any) or interest when due, no Holder may pursue any remedy with respect to this Indenture or the Notes unless:

(i) the Holder gives to the Trustee written notice stating that an Event of Default is continuing;

(ii) the Holders of at least 25% in principal amount of the outstanding Notes make a written request to the Trustee to pursue the remedy;

(iii) such Holder or Holders offer to the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of security or indemnity; and

(v) the Holders of a majority in principal amount of the outstanding Notes do not give the Trustee a direction inconsistent with the request within such 60-day period.

(b) A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

SECTION 6.07. Rights of Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the Holder of any Note shall have the right to receive payment of principal of and interest on the Notes held by such Holder, on or after the respective due dates expressed or provided for in the Notes, and to bring suit for the enforcement of any such payment on or after such respective dates.

SECTION 6.08. Collection Suit by Trustee. If an Event of Default specified in Section 6.01(a) or (b) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuer or any other obligor on the Notes for the whole amount then due and owing (together with interest on overdue principal and (to the extent lawful) on any unpaid interest at the rate provided for in the Notes) and the amounts provided for in Section 7.07.

SECTION 6.09. Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation, expenses, disbursements and advances of the Trustee (including counsel, accountants, experts or such other professionals as the Trustee deems necessary, advisable or appropriate)) and the Holders allowed in any judicial proceedings relative to the Issuer or any Guarantor, their creditors or their property, shall be entitled to participate as a member, voting or otherwise, of any official committee of creditors appointed in such matters and, unless prohibited by law or applicable regulations, may vote on behalf of the Holders in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 7.07.

SECTION 6.10. Priorities. If the Trustee collects any money or property pursuant to this Article, it shall pay out the money or property in the following order:

FIRST: to the Trustee for amounts due under Section 7.07 and to the Collateral Trustee for amounts due under the relevant Security Documents;

SECOND: to Holders for amounts due and unpaid on the Notes for principal, premium (including the Applicable Premium), if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal and interest, respectively; and

THIRD: to the Issuer or, to the extent the Trustee collects any amount from any Subsidiary Guarantor, to such Subsidiary Guarantor.

The Trustee may fix a record date and payment date for any payment to the Holders pursuant to this Section 6.10. At least 15 days before such record date, the Trustee shall mail to each Holder and the Issuer a notice that states the record date, the payment date and amount to be paid.

SECTION 6.11. Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than 10% in principal amount of the outstanding Notes.

SECTION 6.12. Waiver of Stay or Extension Laws. Neither the Issuer nor any Guarantor (to the extent it may lawfully do so) shall at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer and each Guarantor (to the extent that it may lawfully do so) hereby expressly waive all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE 7

TRUSTEE

SECTION 7.01. Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(i) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee (it being agreed that the permissive right of the Trustee to do things enumerated in this Indenture shall not be construed as a duty); and

(ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of certificates or opinions required by any provision hereof to be provided to it, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(i) this paragraph does not limit the effect of paragraph (b) of this Section 7.01;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts;

(iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05; and

(iv) no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

(d) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 7.01.

(e) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer.

(f) Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g) Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.01.

(h) The Trustee shall not be responsible or liable for punitive, special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of actions.

SECTION 7.02. Rights of Trustee.

(a) The Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Officers’ Certificate or Opinion of Counsel.

(c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided, however, that the Trustee’s conduct does not constitute willful misconduct or negligence.

(e) The Trustee may consult with counsel of its own selection and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Notes shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture, note or other paper or document unless requested in writing to do so by the Holders of not less than a majority in principal amount of the Notes at the time outstanding, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney, at the expense of the Issuer and shall incur no liability of any kind by reason of such inquiry or investigation.

(g) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

(h) The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.

(i) The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

SECTION 7.03. Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or its Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent or Registrar may do the same with like rights. However, the Trustee must comply with Sections 7.10 and 7.11.

SECTION 7.04. Trustee’s Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture, any Guarantee or the Notes, it shall not be accountable for the Issuer’s use of the proceeds from the Notes, and it shall not be responsible for any statement of the Issuer or any Guarantor in this Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the Trustee’s certificate of authentication. The Trustee shall not be charged with knowledge of any Default or Event of Default under Section 6.01(c), (d), (e), (f), (g) or (h) or of the identity of any Significant Subsidiary unless either (a) a Trust Officer shall have actual knowledge thereof or (b) the Trustee shall have received notice thereof in accordance with Section 12.02 hereof from the Issuer, any Guarantor or any Holder.

SECTION 7.05. Notice of Defaults. If a Default occurs and is continuing and if it is actually known to the Trustee, the Trustee shall mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (including the Applicable Premium) (if any) or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the Holders.

SECTION 7.06. [Reserved].

SECTION 7.07. Compensation and Indemnity. The Issuer shall pay to the Trustee from time to time reasonable compensation for its services as agreed in writing. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Trustee’s agents, counsel, accountants and experts. The Issuer and each Guarantor, jointly and severally shall indemnify the Trustee against any and all loss, liability, claim, damage or expense (including reasonable attorneys’ fees and expenses) incurred by or in connection with the acceptance or administration of this trust and the performance of its duties hereunder, including the costs and expenses of enforcing this Indenture or Guarantee against the Issuer or a Guarantor (including this Section) and defending itself against or investigating any claim (whether asserted by the Issuer, any Guarantor, any Holder or any other Person). The Trustee shall notify the Issuer of any claim for which it may seek indemnity promptly upon obtaining actual knowledge thereof; provided, however, that any failure so to notify the Issuer shall not relieve the Issuer or any Guarantor of its indemnity obligations hereunder. The Issuer shall defend the claim and the indemnified party shall provide reasonable cooperation at the Issuer’s expense in the defense. Such indemnified parties may have separate counsel and the Issuer and the Guarantors, as applicable shall pay the fees and expenses of such counsel; provided, however, that the Issuer shall not be required to pay such fees and expenses if it assumes such indemnified parties’ defense and, in such indemnified parties’ reasonable judgment, there is no conflict of interest between the Issuer and the Guarantors, as applicable, and such parties in connection with such defense. The Issuer need not reimburse any expense or indemnify against any loss, liability or expense incurred by an indemnified party through such party’s own willful misconduct, negligence or bad faith.

To secure the Issuer’s and the Guarantors’ payment obligations in this Section 7.07, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of and interest on particular Notes.

The Issuer’s and the Guarantors’ payment obligations pursuant to this Section 7.07 shall survive the satisfaction or discharge of this Indenture, any rejection or termination of this Indenture under any bankruptcy law or the resignation or removal of the Trustee. Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee incurs expenses after the occurrence of a Default specified in Section 6.01(e) or (f) with respect to the Issuer, the expenses are intended to constitute expenses of administration under the Bankruptcy Law.

SECTION 7.08. Replacement of Trustee.

(a) The Trustee may resign at any time by so notifying the Issuer. The Holders of a majority in principal amount of the Notes may remove the Trustee by so notifying the Trustee and may appoint a successor Trustee. The Issuer may remove the Trustee if:

(i) the Trustee fails to comply with Section 7.10;

(ii) the Trustee is adjudged bankrupt or insolvent;

(iii) a receiver or other public officer takes charge of the Trustee or its property; or

(iv) the Trustee otherwise becomes incapable of acting.

If the Trustee has or shall acquire a conflicting interest, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provide by, and subject to the provisions of this Indenture. The Trustee shall not be deemed to have a conflicting interest by virtue of being a Trustee under this Indenture with respect to Notes of more than one series.

(b) If the Trustee resigns, is removed by the Issuer or by the Holders of a majority in principal amount of the Notes and such Holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to in this Indenture as the retiring Trustee), the Issuer shall promptly appoint a successor Trustee.

(c) A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to the Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the Lien provided for in Section 7.07.

(d) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee or the Holders of 10% in principal amount of the Notes may petition at the expense of the Issuer any court of competent jurisdiction for the appointment of a successor Trustee.

(e) If the Trustee fails to comply with Section 7.10, any Holder who has been a bona fide Holder of a Note for at least six months may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f) Notwithstanding the replacement of the Trustee pursuant to this Section 7.08, the Issuer’s obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

SECTION 7.09. Successor Trustee by Merger. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation without any further act shall be the successor Trustee.

In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have.

SECTION 7.10. Eligibility; Disqualification. There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trust powers, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $100,000,000 as set forth in its most recent published annual report of condition.

ARTICLE 8

DISCHARGE OF INDENTURE; DEFEASANCE

SECTION 8.01. Discharge of Liability on Notes; Defeasance. This Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights of registration or transfer or exchange of Notes, as expressly provided for in this Indenture) as to all outstanding Notes when:

(a) either (i) all the Notes theretofore authenticated and delivered (other than Notes pursuant to Section 2.08 which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation or (ii) all of the Notes (a) have become due and payable, (b) will become due and payable at their Stated Maturity within one year or (c) if redeemable at the option of the Issuer, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee cash in U.S. Dollars, U.S. Government Obligations or a combination thereof in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium (including the Applicable Premium), if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(b) the Issuer and/or the Guarantors have paid all other sums payable under this Indenture; and

(c) the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under this Indenture relating to the satisfaction and discharge of this Indenture have been complied with.

Subject to Sections 8.01(c) and 8.02, the Issuer at any time may terminate (i) all of its obligations under the Notes and this Indenture (with respect to such Notes) (“legal defeasance option”) or (ii) its obligations under Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.11, 4.12, 4.14, 4.18 and 4.19 and the operation of Section 5.01 and Sections 6.01(c), 6.01(d), 6.01(e) (with respect to Significant Subsidiaries of the Issuer only), 6.01(f), 6.01(g), 6.01(h), 6.01(i) and 6.01 (j) (“covenant defeasance option”). The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. In the event that the Issuer terminates all of its obligations under the Notes and this Indenture (with respect to such

Notes) by exercising its legal defeasance option or its covenant defeasance option, the obligations of each Guarantor under its Guarantee and the Security Documents of such Notes shall be terminated simultaneously with the termination of such obligations.

If the Issuer exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuer exercises its covenant defeasance option, payment of the Notes so defeased may not be accelerated because of an Event of Default specified in Section 6.01(c), 6.01(d), 6.01(e) (with respect to Significant Subsidiaries of the Issuer only), 6.01(f), 6.01(g), 6.01(h), 6.01(i) or 6.01(j) because of the failure of the Issuer to comply with Section 4.06, Section 4.08 or Section 5.01.

Upon satisfaction of the conditions set forth in this Indenture and upon request of the Issuer, the Trustee shall acknowledge in writing the discharge of those obligations that the Issuer terminates.

Notwithstanding clauses (a) and (b) above, the Issuer’s obligations in Sections 2.04, 2.05, 2.06, 2.07, 2.08, 2.09, 7.07, 7.08 and in this Article shall survive until the Notes have been paid in full. Thereafter, the Issuer’s obligations in Sections 7.07, 8.05 and 8.06 shall survive such satisfaction and discharge.

SECTION 8.02. Conditions to Defeasance.

(a) The Issuer may exercise its legal defeasance option or its covenant defeasance option only if:

(i) the Issuer irrevocably deposits in trust with the Trustee cash in U.S. Dollars or U.S. Government Obligations, the principal of and the interest on which will be sufficient, or a combination thereof sufficient, to pay the principal of, and premium (including the Applicable Premium) (if any) and interest on the Notes when due at maturity or redemption, as the case may be, including interest thereon to maturity or such redemption date;

(ii) 91 days pass after the deposit is made and during the 91-day period no Default specified in Section 6.01(e) or (f) with respect to the Issuer occurs which is continuing at the end of the period;

(iii) the deposit does not constitute a default under any other agreement binding on the Issuer;

(iv) the Issuer delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, as amended;

(v) in the case of the legal defeasance option, the Issuer shall have delivered to the Trustee an Opinion of Counsel stating that (1) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (2) since the date of this Indenture there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; provided, however, that such Opinion of Counsel need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving notice of redemption by the Trustee in the name, and at the expense, of the Issuer;

(vi) in the case of the covenant defeasance option, the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; and

(vii) the Issuer delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes to be so defeased and discharged as contemplated by this Article have been complied with.

(b) The Issuer shall not be deemed to have breached its obligations under Section 4.03 to the extent the net proceeds from any Indebtedness, Preferred Stock or Disqualified Stock incurred is used in accordance with Section 8.02(a)(i) above for the Issuer to exercise its legal defeasance or covenant defeasance option.

(c) Before or after a deposit, the Issuer may make arrangements satisfactory to the Trustee for the redemption of such Notes at a future date in accordance with Article 3.

SECTION 8.03. Application of Trust Money. The Trustee shall hold in trust money or U.S. Government Obligations (including proceeds thereof) deposited with it pursuant to this Article. It shall apply the deposited money and the money from U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal of and interest on the Notes so discharged or defeased.

SECTION 8.04. Repayment to Issuer. Each of the Trustee and the Paying Agent shall promptly turn over to the Issuer upon request any money or U.S. Government Obligations held by it as provided in this Article which, in the written opinion of a nationally recognized firm of independent public accountants delivered to the Trustee (which delivery shall only be required if U.S. Government Obligations have been so deposited), are in excess of the amount thereof which would then be required to be deposited to effect an equivalent discharge or defeasance in accordance with this Article.

Subject to any applicable abandoned property law, the Trustee and the Paying Agent shall pay to the Issuer upon written request any money held by them for the payment of principal or interest that remains unclaimed for two years, and, thereafter, Holders entitled to the money must look to the Issuer for payment as general creditors, and the Trustee and the Paying Agent shall have no further liability with respect to such monies.

SECTION 8.05. Indemnity for U.S. Government Obligations. The Issuer shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited U.S. Government Obligations or the principal and interest received on such U.S. Government Obligations.

SECTION 8.06. Reinstatement. If the Trustee or any Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with this Article by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s obligations under this Indenture and the Notes so discharged or defeased shall be revived and reinstated as though no deposit had occurred pursuant to this Article until such time as the Trustee or any Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with this Article; provided, however, that, if the Issuer has made any payment of principal of or interest on, any such Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or any Paying Agent.

ARTICLE 9

AMENDMENTS AND WAIVERS

SECTION 9.01. Without Consent of the Holders. The Issuer and the Trustee may amend this Indenture, the Notes, the Guarantees and the Security Documents without notice to or consent of any Holder:

(i) to cure any ambiguity, omission, defect or inconsistency;

(ii) to comply with Article 5 or Article 10;

(iii) to provide for uncertificated Notes in addition to or in place of certificated Notes; provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code;

(iv) to add Guarantees or collateral with respect to the Notes or to secure the Notes;

(v) to release Collateral as permitted by and in accordance with the terms of this Indenture, the Security Documents and the Collateral Agency and Intercreditor Agreement;

(vi) to add to the Security Documents or the Collateral Agency and Intercreditor Agreement additional secured creditors holding other First Lien Obligations, Second Lien Obligations, or other Junior Lien Obligations so long as such obligations are not prohibited by this Indenture or the Security Documents;

(vii) to add to the covenants of the Issuer or any Parent of the Issuer for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Parent of the Issuer;

(viii) to comply with any requirement of the SEC in connection with the qualification of this Indenture under the TIA in the event that the Issuer determines that this Indenture should be so qualified;

(ix) to effect any provision of this Indenture, the Notes, the Guarantees, the Security Documents and the Collateral Agency and Intercreditor Agreement (including to release any Guarantees in accordance with the terms of this Indenture or to effect the release of all or substantially all of the Collateral from the Lien of this Indenture and the Security Documents in respect of the Notes, in accordance with the terms of this Indenture (including Section 9.02) and the Security Documents);

(x) to make any change that does not adversely affect the rights of any Holder in any material respect; and

(xi) to provide for the issuance of the Additional Notes.

After an amendment under this Section 9.01 becomes effective, the Issuer shall mail to Holders a notice briefly describing such amendment. The failure to give such notice to all Holders, or any defect therein, shall not impair or affect the validity of an amendment under this Section 9.01.

SECTION 9.02. With Consent of the Holders.

(a) The Issuer and the Trustee may amend this Indenture, the Notes, the Guarantees and the Security Documents with the written consent of the Holders of at least a majority in principal amount of the Notes then outstanding voting as a single class (including consents obtained in connection with a tender offer or exchange for the Notes). However, without the consent of each Holder of an outstanding Note affected, an amendment may not:

(i) reduce the amount of Notes whose Holders must consent to an amendment,

(ii) reduce the rate of or extend the time for payment of interest on any Note,

(iii) reduce the principal of or change the Stated Maturity of any Note,

(iv) reduce the premium (including the Applicable Premium) payable upon the redemption or other repayment of any Note or change the time at which any Note may be redeemed in accordance with Article 3,

(v) make any Note payable in money other than that stated in such Note,

(vi) impair the right of any Holder to receive payment of principal of, premium (including the Applicable Premium) and interest on such Holder’s Notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes.

(vii) make any change in Section 6.04 or 6.07 or the second sentence of this Section 9.02,

(viii) expressly subordinate the Notes or any Guarantee in contractual right of payment to any other Indebtedness of the Issuer or any Guarantor;

(ix) modify the Guarantees in any manner materially adverse to the Holders;

(x) make any change in the provisions dealing with the application of proceeds of Collateral or the priority of the Liens thereon in the Collateral Agency and Intercreditor Agreement or this Indenture that would adversely affect the Holders, or

(xi) amend any part of Section 3.10.

Without the consent of the Holders of at least 66 2/3 % in aggregate principal amount of the Notes then outstanding, an amendment, supplement or waiver may not modify any of the provisions of this Indenture, the Notes, the Guarantees or any Security Document that has the effect of releasing all or substantially all of the Collateral from the Liens securing the Notes.

It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance thereof.

(b) After an amendment under this Section 9.02 becomes effective, the Issuer shall mail to the Holders a notice briefly describing such amendment. The failure to give such notice to all Holders entitled to receive such notice, or any defect therein, shall not impair or affect the validity of an amendment under this Section 9.02.

SECTION 9.03. [Reserved.]

SECTION 9.04. Revocation and Effect of Consents and Waivers.

(a) A consent to an amendment or a waiver by a Holder of a Note shall bind the Holder and every subsequent Holder of that Note or portion of the Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent or waiver is not made on the Note. However, any such Holder or subsequent Holder may revoke the consent or waiver as to such Holder’s Note or portion of the Note if the Trustee receives the notice of revocation before the date on which the Trustee receives an Officers’ Certificate from the Issuer certifying that the requisite principal amount of Notes have consented. After an amendment or waiver becomes effective, it shall bind every Holder. An amendment or waiver becomes effective upon the (i) receipt by the Issuer or the Trustee of consents by the Holders of the requisite principal amount of securities, (ii) satisfaction of conditions to effectiveness as set forth in this Indenture and any indenture supplemental hereto containing such amendment or waiver and (iii) execution of such amendment or waiver (or supplemental indenture) by the Issuer and the Trustee.

(b) The Issuer may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date.

SECTION 9.05. Notation on or Exchange of Notes. If an amendment, supplement or waiver changes the terms of a Note, the Issuer may require the Holder of the Note to deliver it to the Trustee. The Trustee may place an appropriate notation on the Note regarding the changed terms and return it to the Holder. Alternatively, if the Issuer or the Trustee so determines, the Issuer in exchange for the Note shall issue and the Trustee shall authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or to issue a new Note shall not affect the validity of such amendment, supplement or waiver.

SECTION 9.06. Trustee to Sign Amendments. The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article if the amendment does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may but need not sign it. In signing such amendment, the Trustee shall be entitled to receive indemnity reasonably satisfactory to it and shall be provided with, and (subject to Section 7.01) shall be fully protected in relying upon, an Officers’ Certificate and an Opinion of Counsel stating that such amendment, supplement or waiver is authorized or permitted by this Indenture and that such amendment, supplement or waiver is the legal, valid and binding obligation of the Issuer and the Guarantors, enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof (including Section 9.03).

SECTION 9.07. Payment for Consent Neither the Issuer nor any Affiliate of the Issuer shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

SECTION 9.08. Additional Voting Terms. All Notes issued under this Indenture shall vote and consent together on all matters (as to which any of such Notes may vote) as one class and no series of Notes will have the right to vote or consent as a separate class on any matter.

ARTICLE 10

GUARANTEES

SECTION 10.01. Guarantees.

(a) Each Guarantor hereby jointly and severally, irrevocably and unconditionally guarantees on a senior secured basis, as a primary obligor and not merely as a surety, to each Holder and to the Trustee and its successors and assigns (i) the full performance and punctual payment when due, whether at Stated Maturity, by acceleration, by redemption or otherwise, of all obligations of the Issuer under this Indenture (including obligations to the Trustee) and the Notes, whether for payment of principal of, premium (including the Applicable Premium) or interest in respect of the Notes and all other monetary obligations of the Issuer under this Indenture and the Notes and (ii) the full and punctual performance within applicable grace periods of all other obligations of the Issuer whether for fees, expenses, indemnification or otherwise under this Indenture and the Notes (all the foregoing being hereinafter collectively called the “Guaranteed Obligations”). Each Guarantor further agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from each such Guarantor, and that each such Guarantor shall remain bound under this Article notwithstanding any extension or renewal of any Guaranteed Obligation.

(b) Each Guarantor waives presentation to, demand of payment from and protest to the Issuer of any of the Guaranteed Obligations and also waives notice of protest for nonpayment. Each Guarantor waives notice of any default under the Notes or the Guaranteed Obligations. The obligations of each Guarantor hereunder shall not be affected by (i) the failure of any Holder or the Trustee to assert any claim or demand or to enforce any right or remedy against the Issuer or any other Person under this Indenture, the Notes or any other agreement or otherwise; (ii) any extension or renewal of this Indenture, the Notes or any other agreement; (iii) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Notes or any other agreement; (iv) the release of any security held by any Holder or the Trustee for the Guaranteed Obligations or any Guarantor; (v) the failure of any Holder or Trustee to exercise any right or remedy against any other guarantor of the Guaranteed Obligations; or (vi) any change in the ownership of such Guarantor, except as provided in Section 10.02(b).

(c) Each Guarantor hereby waives any right to which it may be entitled to have its obligations hereunder divided among the Guarantors, such that such Guarantor’s obligations would be less than the full amount claimed. Each Guarantor hereby waives any right to which it may be entitled to have the assets of the Issuer first be used and depleted as payment of the Issuer’s or such Guarantor’s obligations hereunder prior to any amounts being claimed from or paid by such Guarantor hereunder. Each Guarantor hereby waives any right to which it may be entitled to require that the Issuer be sued prior to an action being initiated against such Guarantor.

(d) Each Guarantor further agrees that its Guarantee herein constitutes a guarantee of payment, performance and compliance when due (and not a guarantee of collection) and waives any right to require that any resort be had by any Holder or the Trustee to any security held for payment of the Guaranteed Obligations.

(e) Except as expressly set forth in Sections 8.01, 9.01, 9.02, 10.02 and 10.06, the obligations of each Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any Holder or the Trustee to assert any claim or demand or to enforce any remedy under this Indenture, the Notes or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of any Guarantor or would otherwise operate as a discharge of any Guarantor as a matter of law or equity.

(f) Except as expressly set forth in Sections 8.01, 9.01, 9.02, 10.02 and 10.06, each Subsidiary Guarantor agrees that its Guarantee shall remain in full force and effect until payment in full of all the Subsidiary Guaranteed Obligations. Except as expressly set forth in Sections 8.01, 9.01, 9.02, 10.02 and 10.06, each Guarantor further agrees that its Guarantee herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any Guaranteed Obligation is rescinded or must otherwise be restored by any Holder or the Trustee upon the bankruptcy or reorganization of the Issuer or otherwise.

(g) In furtherance of the foregoing and not in limitation of any other right which any Holder or the Trustee has at law or in equity against any Guarantor by virtue hereof, upon the failure of the Issuer to pay the principal of or interest on any Guaranteed Obligation when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, or to perform or comply with any other Guaranteed Obligation, each Guarantor hereby promises to and shall, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Holders or the Trustee an amount equal to the sum of (i) the unpaid principal amount of such Guaranteed Obligations, (ii) accrued and unpaid interest on such Guaranteed Obligations (but only to the extent not prohibited by applicable law) and (iii) all other monetary obligations of the Issuer to the Holders and the Trustee in respect of the Guaranteed Obligations.

(h) Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any Guaranteed Obligations guaranteed hereby until payment in full of all Guaranteed Obligations. Each Guarantor further agrees that, as between it, on the one hand, and the Holders and the Trustee, on the other hand, (i) the maturity of the Guaranteed Obligations guaranteed hereby may be accelerated as provided in Article 6 for the purposes of any Guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations guaranteed hereby, and (ii) in the event of any declaration of acceleration of such Guaranteed Obligations as provided in Article 6, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by such Guarantor for the purposes of this Section 10.01.

(i) Each Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Trustee or any Holder in enforcing any rights under this Section 10.01.

(j) Upon request of the Trustee, each Guarantor shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

SECTION 10.02. Limitation on Liability.

(a) Any term or provision of this Indenture to the contrary notwithstanding, the maximum aggregate amount of the Guaranteed Obligations guaranteed hereunder by any Guarantor shall not exceed the maximum amount that can be hereby guaranteed by the applicable Guarantor without rendering such Guarantee, as it relates to such Guarantor, voidable under applicable law relating to corporate benefit, unfair preference, fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

(b) A Subsidiary Guarantee of a Subsidiary Guarantor shall terminate and be of no further force or effect and such Subsidiary Guarantor shall be deemed to be automatically released from all obligations under this Article upon:

(i) (A) the sale, disposition, exchange or other transfer (including through merger, amalgamation, consolidation or otherwise) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of the applicable Subsidiary Guarantor if such sale, disposition, exchange or other transfer is made in a manner not in violation of this Indenture and (B) such Subsidiary Guarantor being released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with the Credit Agreement and any other Indebtedness of the Issuer or any Restricted Subsidiary of the Issuer,

(ii) the Issuer designating such Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under Section 4.04 and the definition of “Unrestricted Subsidiary,”

(iii) in the case of any Restricted Subsidiary which after the Issue Date is required to guarantee the Notes pursuant to Section 4.11, the release or discharge of the guarantee by such Restricted Subsidiary of Indebtedness of the Issuer or any Restricted Subsidiary of the Issuer or such Restricted Subsidiary or the repayment of the Indebtedness or Disqualified Stock, in each case, which resulted in the obligation to guarantee the Notes,

(iv) the Issuer’s exercise of its legal defeasance option or covenant defeasance option pursuant to Article 8, or if the Issuer’s obligations under this Indenture are discharged in accordance with the terms of this Indenture, or

(v) the occurrence of a Covenant Suspension Event.

A Subsidiary Guarantee of a Subsidiary Guarantor also shall be automatically released and discharged upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing Bank Indebtedness or First Lien Obligations or other exercise of remedies in respect thereof pursuant to the Collateral Agency and Intercreditor Agreement. For the avoidance of doubt, any foreclosure or exercise of rights and remedies with respect to Collateral must be carried out in accordance with the Collateral Agency and Intercreditor Agreement. Further, the Issuer may, upon notice to the Trustee, automatically release and discharge the Guarantee of any Guarantor that was not obligated to become a Guarantor pursuant to the terms of this Indenture.

(c) The Guarantee of the Parent Guarantor shall terminate and be of no further force or effect and the Parent Guarantor shall be deemed to be automatically released from all obligations under this Article upon: (i) the sale, disposition, exchange or other transfer (including through merger, amalgamation, consolidation or otherwise) of all of the Capital Stock, or all or substantially all of the assets of the Parent Guarantor, if such sale, disposition, exchange or other transfer is made in a manner not in violation of this Indenture, (ii) the Issuer’s exercise of its legal defeasance option or covenant defeasance option as pursuant to Article 8, or if the Issuer’s obligations under this Indenture are discharged in accordance with the terms of this Indenture; or (iii) the occurrence of a Covenant Suspension Event.

(d) The Parent Guarantor shall not transfer all or substantially all of the Capital Stock of the Issuer to another Person (such transferee, the “Parent Successor”) unless the Parent Successor shall assume all of the obligations of the Parent Guarantor under this Indenture and the Security Documents pursuant to a supplemental indenture, amendment or other documents or instruments; provided that upon the consummation of such a transfer, the Parent Guarantor (as defined prior to the consummation of such transfer) shall be released from the Parent Guarantee and from all other covenants and obligations of Intelsat Luxembourg under this Indenture and the Security Documents.

SECTION 10.03. Successors and Assigns. This Article shall be binding upon each Guarantor and its successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Notes shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of this Indenture.

SECTION 10.04. No Waiver. Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Article shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article at law, in equity, by statute or otherwise.

SECTION 10.05. Modification. No modification, amendment or waiver of any provision of this Article, nor the consent to any departure by any Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any Guarantor in any case shall entitle such Guarantor to any other or further notice or demand in the same, similar or other circumstances.

SECTION 10.06. Execution of Supplemental Indenture for Future Guarantors. Each Subsidiary and other Person which is required to become a Guarantor pursuant to Section 4.11 shall promptly execute and deliver to the Trustee a supplemental indenture in the form of Exhibit D hereto pursuant to which such Subsidiary or other Person shall become a Guarantor under this Article and shall guarantee the Guaranteed Obligations on a senior unsecured basis. Concurrently with the execution and delivery of such supplemental indenture, the Issuer shall deliver to the Trustee an Opinion of Counsel and an Officers’ Certificate to the effect that such supplemental indenture has been duly authorized, executed and delivered by such Subsidiary or other Person and that, subject to customary exception including the application of bankruptcy, insolvency, moratorium, fraudulent conveyance or transfer and other similar laws relating to creditors’ rights generally and to the principles of equity, whether considered in a proceeding at law or in equity, the Guarantee of such Guarantor is a legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms and/or to such other matters as the Trustee may reasonably request.

SECTION 10.07. Non-Impairment. The failure to endorse a Guarantee on any Note shall not affect or impair the validity thereof.

ARTICLE 11

COLLATERAL AND SECURITY

SECTION 11.01. Security Interest. The due and punctual payment of the principal of, premium (including the Applicable Premium) and interest, if any, on the Notes when and as the same shall be due and payable, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of and interest (to the extent permitted by law) and any and all payments made pursuant to the second and third paragraphs of Section 6.02, if any, on the Notes and performance of all other obligations of the Issuer and the Guarantors to the Holders or the Trustee under this Indenture and the Notes, according to the terms hereunder or thereunder, are secured as provided in the Security Documents. Each Holder, by its acceptance thereof, consents and agrees to the terms of the Security Documents (including, without limitation, the provisions providing for foreclosure and release of the Collateral) as the same may be in effect or may be amended from time to time in accordance with its terms and authorizes and directs the Collateral Trustee and the Trustee, as applicable, to enter into the Security Documents and to perform its obligations and exercise its rights thereunder in accordance therewith. Upon the request of the Trustee, the Issuer and the Guarantors will deliver to the Trustee copies of all documents delivered to the Collateral Trustee pursuant to the Security Documents, and will do or cause to be done all such acts and things as may be necessary or proper, or as may be required by the provisions of the Security Documents, to assure and confirm to the Trustee and the Collateral Trustee the security interest in the Collateral contemplated hereby, by the Security Documents or any part thereof, as from time to time constituted, so as to render the same available for the security and benefit of this Indenture and of the Notes secured hereby, according to the intent and purposes herein expressed. The Issuer will take, and will cause its Subsidiaries to take any and all actions reasonably required to cause the Security Documents to create and maintain, as security for the Obligations of the Issuer hereunder, a valid and enforceable perfected first priority Lien in and on all the Collateral, in favor of the Collateral Trustee for the benefit of the Holders, superior to and prior to the rights of all third Persons, except for Permitted Liens.

SECTION 11.02. Lien Sharing and Priority Confirmation. Each Holder, by accepting a Note, and the Trustee hereby agrees that:

(a) all First Lien Obligations will be and are secured equally and ratably by all First Liens at any time granted by the Issuer or any other Grantor to the Collateral Trustee to secure any Obligations (as defined in the Collateral Agency and Intercreditor Agreement) in respect of this Indenture, whether or not upon property otherwise constituting collateral for such Obligations (as defined in the Collateral Agency and Intercreditor Agreement), and that all such First Liens will be enforceable by the Collateral Trustee for the benefit of all First Lien Secured Parties equally and ratably;

(b) the Trustee and each of the Holders in respect of the Obligations (as defined in the Collateral Agency and Intercreditor Agreement) are bound by the provisions of the Collateral Agency and Intercreditor Agreement, including without limitation the provisions relating to the ranking of First Liens and the order of application of proceeds from enforcement of First Liens; and

(c) that the Trustee and each of the Holders consent to and direct the Collateral Trustee to perform the Collateral Trustee’s obligations under the Collateral Agency and Intercreditor Agreement and the other Security Documents.

The foregoing provisions of this Section 11.02 are intended for the enforceable benefit of, and will be enforceable as a third party beneficiary by, all holders of each existing and future Series of First Lien Debt, each existing and future First Lien Representative, all holders of each existing and future series of Second Lien Debt, each existing and future Second Lien Representative and the Collateral Trustee.

SECTION 11.03. Release of Collateral.

In addition to and subject to the terms of the Collateral Agency and Intercreditor Agreement, the Collateral Trustee’s Liens upon the Collateral will no longer secure the Notes outstanding or any other Obligations under this Indenture, and the right of the Holders and such Obligations to the benefits and proceeds of the Collateral Trustee’s Liens on the Collateral will terminate and be discharged:

(1) upon payment in full of the principal of, together with premium (including the Applicable Premium) and accrued and unpaid interest on, the Notes and all other Obligations under this Indenture and the Security Documents that are due and payable at or prior to the time such principal, together with premium (including the Applicable Premium) and accrued and unpaid interest, are paid (including pursuant to a satisfaction and discharge of this Indenture as set in Article 8 hereof);

(2) in respect of the property and assets of a Subsidiary Guarantor, (i) upon the designation of such Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with Section 4.04, and such Subsidiary Guarantor shall be automatically released from its obligations hereunder and under the Security Documents, (ii) upon the release of such Guarantee pursuant to Section 10.02(b) or (iii) upon the release or discharge of such Guarantee in accordance with this Indenture;

(3) upon a legal defeasance or covenant defeasance under this Indenture as described in Section 8.01; and

(4) in whole or in part, as permitted by Article 9.

If the Collateral Trustee is releasing Liens in accordance with the provisions of this Indenture or any Security Document and if the Issuer has delivered the certificates and documents required by this Indenture and the Security Documents, then the Collateral Trustee will execute and deliver such additional documents and instruments as the Issuer and the Guarantors may reasonably request to evidence such release without the further consent of the Holders. All actions taken pursuant to the provisions described in the foregoing provisions of this Section 11.03 will be at the sole cost and expense of the Issuer and the applicable Guarantor.

SECTION 11.04. Amendment of Security Documents. If the Trustee is requested to vote or otherwise take action with respect to the Security Documents, the Trustee will vote or otherwise act as directed by the Holders of a majority in aggregate principal amount of all Notes then outstanding, except that:

(1) any amendment or supplement that has the effect solely of adding or maintaining Collateral or preserving, perfecting or establishing the priority of the Liens thereon or the rights of the Collateral Trustee therein will not require a direction from the Holders of the Notes and will become effective when executed and delivered by the Issuer or any Guarantor party thereto and the Collateral Trustee;

(2) any amendment or supplement that has the effect solely of curing any ambiguity, defect or inconsistency or making any change that would provide any additional rights or benefits to Holders or the Collateral Trustee or that does not adversely affect the legal rights under this Indenture or any other Security Document of any Holder or the Collateral Trustee in any material respect, will not require a direction from the Holders of the Notes and will, in each case, become effective when executed and delivered by the Issuer and any Guarantor party thereto and the Collateral Trustee;

(3) any amendment to, or waiver of, the provisions of this Indenture or any Security Document that has the effect of releasing all or substantially all of the Collateral from the Liens securing the Notes will require the consent of Holders specified in Section 9.02 with respect to such release;

(4) no amendment or supplement that impairs the right of any Holder:

(A) to vote its outstanding Notes as to any matter described as subject to direction by the Holders of a majority in aggregate principal amount of all Notes then outstanding,

(B) to share in the order of application under Section 3.4 of the Collateral Agency and Intercreditor Agreement in the proceeds of enforcement of or realization on any Collateral, or

(C) to require that Liens securing the Notes be released only as set forth in Section 11.03,

will become effective without the consent of the requisite percentage or number of Holders so affected under this Indenture and the Security Documents and such additional consents as required pursuant to the Collateral Agency and Intercreditor Agreement;

(5) no amendment or supplement that imposes any obligation upon the Collateral Trustee or adversely affects the rights of the Collateral Trustee in its individual capacity as such will become effective without the consent of the Collateral Trustee; and

(6) notwithstanding anything in this Article 11 to the contrary, any amendment or supplement to the Security Documents that has the effect solely of implementing any action permitted by Article 9 will not require a direction from the Holders of the Notes (except to the extent specified in Article 9) and will become effective when executed and delivered by the Issuer or any Guarantor party thereto and the Collateral Trustee.

SECTION 11.05. Limitation of Duty of Trustee in Respect of Collateral.

(a) The Trustee shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Trustee shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property and shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Trustee in good faith.

(b) The Trustee shall not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, except to the extent such action or omission constitutes negligence or willful misconduct on the part of the Trustee, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of the Issuer to the Collateral, for insuring the Collateral or for the payment of taxes, insurance premiums or other related payments, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral.

ARTICLE 12

MISCELLANEOUS

SECTION 12.01. [Reserved.]

SECTION 12.02. Notices.

(a) Any notice or communication required or permitted hereunder shall be in writing and delivered in person, via facsimile or mailed by first-class mail addressed as follows:

if to the Issuer or a Guarantor:

Intelsat Jackson Holdings S.A.

4, rue Albert Borschette

L-1246 Luxembourg

Grand Duchy of Luxembourg

Attention: General Counsel

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Joshua A. Feltman, Esq.

if to the Trustee:

Wilmington Trust, National Association

Global Capital Markets

50 South Sixth Street, Suite 1290

Minneapolis, MN 55402

Attention of: Administrator for Intelsat Jackson Holdings S.A.

Facsimile: 612-217-5651

The Issuer or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

(b) Any notice or communication mailed to a Holder shall be mailed, first class mail, to the Holder at the Holder’s address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed, except that any notice or communication with respect to Notes that are held by the Depository may be transmitted electronically.

(c) Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it, except that notices to the Trustee are effective only if received.

SECTION 12.03. Communication by the Holders with Other Holders. The Holders may communicate with other Holders with respect to their rights under this Indenture or the Notes. The Issuer, the Trustee, the Registrar and other Persons shall have the protection of Section 312(c) of the TIA.

SECTION 12.04. Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Issuer to the Trustee to take or refrain from taking any action under this Indenture, the Issuer shall furnish to the Trustee at the request of the Trustee:

(a) an Officers’ Certificate in form reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b) an Opinion of Counsel in form reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

SECTION 12.05. Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture (other than pursuant to Section 4.09) shall include:

(a) a statement that the individual making such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with; provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officers’ Certificate or certificates of public officials.

SECTION 12.06. When Notes Disregarded. In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer, any Guarantor or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer or any Guarantor shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes which the Trustee knows are so owned shall be so disregarded. Subject to the foregoing, only Notes outstanding at the time shall be considered in any such determination.

SECTION 12.07. Rules by Trustee, Paying Agent and Registrar. The Trustee may make reasonable rules for action by or a meeting of the Holders. The Registrar and a Paying Agent may make reasonable rules for their functions.

SECTION 12.08. Legal Holidays. If a payment date (including, for the avoidance of doubt, any redemption date) is not a Business Day, payment shall be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such payment date if it were a Business Day for the intervening period. If a regular record date is not a Business Day, the record date shall not be affected.

SECTION 12.09. USA PATRIOT Act. The parties hereto acknowledge that in accordance with Section 326 of the USA PATRIOT Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the USA PATRIOT Act.

SECTION 12.10. GOVERNING LAW AND WAIVER OF JURY TRIAL. THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK AND FOR THE AVOIDANCE OF DOUBT, THE APPLICABILITY OF ARTICLES 86 TO 94-8 OF THE AMENDED LUXEMBOURG LAW ON COMMERCIAL COMPANIES SHALL BE EXCLUDED. EACH OF THE PARTIES TO THIS INDENTURE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.

SECTION 12.11. No Recourse Against Others. No director, officer, employee, incorporator or holder of any Equity Interests in the Issuer or any Parent of the Issuer (other than the Parent Guarantor), as such, shall have any liability for any obligations of the Issuer or any Guarantor under the Notes, this Indenture or the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability.

SECTION 12.12. Successors. All agreements of the Issuer and each Guarantor in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

SECTION 12.13. Multiple Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture.

SECTION 12.14. Table of Contents; Headings. The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

SECTION 12.15. Indenture Controls. If and to the extent that any provision of the Notes limits, qualifies or conflicts with a provision of this Indenture, such provision of this Indenture shall control.

SECTION 12.16. Severability. In case any provision in this Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 12.17. Jurisdiction. The Issuer and each Guarantor agrees that any suit, action or proceeding against the Issuer or any Guarantor arising out of or based upon this Indenture or the transactions contemplated hereby may be instituted in the Supreme Court of the State of New York sitting in New York County and the United States District Court of the Southern District of New York, and any appellate court from any thereof, and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding. The Issuer and the Guarantors hereby appoint CT Corporation System as their authorized agent (the “Authorized Agent”) upon whom process may be served in any suit, action or proceeding arising out of or based upon this Indenture or the transactions contemplated herein that may be instituted in the Supreme Court of the State of New York sitting in New York County and the United States District Court of the Southern District of New York, and any appellate court from any thereof and expressly accept the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding. The Issuer and the Guarantors hereby represent and warrant that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Issuer and the Guarantors agree to take any and all action, including the filing of any and all documents, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Issuer and the Guarantors.

SECTION 12.18. Immunity. To the extent that the Issuer or any Guarantor has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment in aid or otherwise) with respect to itself or any of its property, the Issuer or such Guarantor hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Indenture.

SECTION 12.19. Currency of Account; Conversion of Currency; Foreign Exchange Restrictions.

(a) U.S. Dollars are the sole currency of account and payment for all sums payable by the Issuer and the Guarantors under the Notes, the Guarantees of Notes or this Indenture, including damages related thereto. Any amount received or recovered in a currency other than U.S. Dollars by a Holder (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer or otherwise) in respect of any sum expressed to be due to it from the Issuer shall only constitute a discharge to the Issuer to the extent of the U.S. Dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that U.S. Dollar amount is less than the U.S. Dollar amount expressed to be due to the recipient under the Notes, the Issuer shall indemnify it against any loss sustained by it as a result as set forth in Section 12.19(b). In any event, the Issuer and the Guarantors shall indemnify the recipient against the cost of making any such purchase. For the purposes of this Section 12.19, it will be sufficient for the Holder to certify in a satisfactory manner (indicating sources of information used) that it would have suffered a loss had an actual purchase of U.S. Dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of U.S. Dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). The indemnities set forth in this Section 12.19 constitute separate and independent obligations from other obligations of the Issuer and the Guarantors, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under the Notes.

(b) The Issuer and the Guarantors, jointly and severally, covenant and agree that the following provisions shall apply to conversion of currency in the case of the Notes, the Guarantees and this Indenture:

(1) (A) If for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the “Judgment Currency”) an amount due in any other currency (the “Base Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine); and (B) if there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Issuer and the Guarantors will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Base Currency originally due.

(2) In the event of the winding-up of the Issuer or any Guarantor at any time while any amount or damages owing under the Notes, the Guarantees and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Issuer and the Guarantors shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (i) the date as of which the U.S. Dollar Equivalent of the amount due or contingently due under the Notes, the Guarantees and this Indenture (other than under this subsection (b)(2)) is calculated for the purposes of such winding-up and (ii) the final date for the filing of proofs of claim in such winding-up. For the purpose of this subsection (b)(2), the final date for the filing of proofs of claim in the winding-up of the Issuer or any Guarantor shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Issuer or such Guarantor may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c) The obligations contained in subsections (a), (b)(1)(B) and (b)(2) of this Section 12.19 shall constitute separate and independent obligations from the other obligations of the Issuer and the Guarantors under this Indenture, shall give rise to separate and independent causes of action against the Issuer and the Guarantors, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee or either of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Issuer or any Guarantor for a liquidated sum in respect of amounts due hereunder (other than under subsection (b)(2) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Issuer or any Guarantor or the liquidator or otherwise or any of them. In the case of subsection (b)(2) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d) The term “rate(s) of exchange” shall mean the rate of exchange quoted by Reuters at 10:00 a.m. (New York time) for spot purchases of the Base Currency with the Judgment Currency other than the Base Currency referred to in subsections (b)(1) and (b)(2) above and includes any premiums and costs of exchange payable.

SECTION 12.20. Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

INTELSAT JACKSON HOLDINGS S.A.

By:
	Name:	Michelle Bryan
	Title:	Deputy Chairman and Secretary

[Intelsat Indenture – Senior Secured Notes]

GUARANTORS:

INTELSAT (LUXEMBOURG) S.A.

By:
	Name:	Michelle Bryan
	Title:	Deputy Chairman and Secretary

INTELSAT CORPORATION

By:
	Name:	Michelle Bryan
	Title:	EVP, General Counsel, Chief Administrative Officer and Secretary

INTELSAT OPERATIONS S.A.

By:
	Name:	Michelle Bryan
	Title:	Deputy Chairman and Secretary

INTELSAT HOLDINGS LLC INTELSAT LICENSE LLC INTELSAT LICENSE HOLDINGS LLC INTELSAT SATELLITE LLC

By:
	Name:	Michelle Bryan
	Title:	Secretary

[Intelsat Indenture – Senior Secured Notes]

INTELSAT ALIGN S.À R.L

By:
	Name:	Jean-Philippe Gillet
	Title:	Director

INTELSAT GLOBAL SALES & MARKETING LTD.

By:
	Name:	Jean-Philippe Gillet
	Title:	Chairman

INTELSAT UK FINANCIAL SERVICES LTD.

By:
	Name:	Jean-Philippe Gillet
	Title:	Chairman

INTELSAT FINANCE BERMUDA LTD.

By:
	Name:	Jean-Philippe Gillet
	Title:	Director

[Intelsat Indenture – Senior Secured Notes]

INTELSAT ASIA CARRIER SERVICES, INC.
INTELSAT SERVICE AND EQUIPMENT CORPORATION
PANAMSAT CAPITAL CORPORATION
PANAMSAT EUROPE CORPORATION
PANAMSAT INDIA, INC.
PANAMSAT SERVICES, INC.
SOUTHERN SATELLITE CORP.
SOUTHERN SATELLITE LICENSEE CORPORATION

By:
	Name:	Sajid Ajmeri
	Title:	VP & Secretary

INTELSAT INTERNATIONAL EMPLOYMENT, INC.

By:
	Name:	Stephen Chernow
	Title:	Vice President and General Counsel

INTELSAT INTERNATIONAL SYSTEMS, LLC PANAMSAT INDIA MARKETING, L.L.C. PANAMSAT INTERNATIONAL HOLDINGS, LLC PANAMSAT INTERNATIONAL SYSTEMS MARKETING, L.L.C. PAS INTERNATIONAL LLC

By:
	Name:	Stephen Chernow
	Title:	Manager

[Intelsat Indenture – Senior Secured Notes]

INTELSAT GLOBAL SERVICE LLC

By:
	Name:	Stephen Chernow
	Title:	Manager

PANAMSAT INTERNATIONAL SALES, LLC

By:
	Name:	Stephen Chernow
	Title:	Manager

INTELSAT USA LICENSE LLC INTELSAT USA SALES LLC

By:
	Name:	Stephen Chernow
	Title:	Secretary

EXECUTED AS A DEED by
INTELSAT SUBSIDIARY (GIBRALTAR) LIMITED

By:
Name:
Title:

in the presence of:

Witness Signature:

Witness Name:
Witness Address:

[Intelsat Indenture – Senior Secured Notes]

SIGNED for and on behalf of and as the DEED of
INTELSAT IRELAND OPERATIONS LIMITED

by its lawfully appointed attorney:

Attorney

In the presence of:

Witness Signature

Witness Name

[Intelsat Indenture – Senior Secured Notes]

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title:

[Intelsat Indenture – Senior Secured Notes]

APPENDIX A

PROVISIONS RELATING TO THE NOTES

1. Definitions.

1.1 Definitions.

For the purposes of this Appendix A the following terms shall have the meanings indicated below:

“Clearstream” means Clearstream Banking, société anonyme, or any successor securities clearing agency.

“Definitive Note” means a certificated Note (bearing the Restricted Notes Legend if the transfer of such Note is restricted by applicable law) that does not include the Global Notes Legend.

“Depository” means The Depository Trust Company, its nominees and their respective successors.

“Euroclear” means the Euroclear Clearance System or any successor securities clearing agency.

“Global Notes Legend” means the legend set forth under that caption in the applicable Exhibit to this Indenture.

“IAI” means an institutional “accredited investor” as described in Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“Purchase Agreement” means (a) the Purchase Agreement dated June 30, 2016, among the Issuer, the Guarantors and the purchasers named therein, relating to the Original Notes and (b) any other similar Purchase Agreement relating to Additional Notes.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Regulation S” means Regulation S under the Securities Act.

“Regulation S Notes” means all Notes offered and sold outside the United States in reliance on Regulation S.

“Restricted Global Note” means a Global Note bearing the Restricted Notes Legend.

“Restricted Period”, with respect to any Notes, means the period of 40 consecutive days beginning on and including the later of (a) the day on which such Notes are first offered to persons other than distributors (as defined in Regulation S under the Securities

App. A-1

Act) in reliance on Regulation S, notice of which day shall be promptly given by the Issuer to the Trustee, and (b) the Issue Date, and with respect to any Additional Notes that are Transfer Restricted Notes, it means the comparable period of 40 consecutive days.

“Restricted Notes Legend” means the legend set forth in Section 2.2(f)(i) herein.

“Rule 501” means Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“Rule 144A” means Rule 144A under the Securities Act.

“Rule 144A Notes” means all Notes offered and sold to QIBs in reliance on Rule 144A.

“Securities Custodian” means the custodian with respect to a Global Note (as appointed by the Depository) or any successor person thereto, who shall initially be the Trustee.

“Transfer Restricted Notes” means Definitive Notes and any other Notes that bear or are required to bear or are subject to the Restricted Notes Legend.

“Unrestricted Definitive Notes” means Definitive Notes and any other Notes that are not required to bear, or are not subject to, the Restricted Notes Legend.

“Unrestricted Global Note” means a permanent Global Note representing Notes that do not bear the Restricted Notes Legend.

1.2 Other Definitions.

Term:	Defined in Section:

“Agent Members”	2.1(b)
“Global Notes”	2.1(b)
“Regulation S Global Notes”	2.1(b)
“Rule 144A Global Notes”	2.1(b)

2. The Notes.

2.1 Form and Dating; Global Notes. (a) The Notes issued on the date hereof will be (i) offered and sold by the Issuer pursuant to the Purchase Agreement and (ii) resold, initially only to (1) QIBs in reliance on Rule 144A and (2) Persons other than U.S. Persons (as defined in Regulation S) in reliance on Regulation S. Such Notes may thereafter be transferred to, among others, QIBs, purchasers in reliance on Regulation S and, except as set forth below, IAIs in accordance with Rule 501. Additional Notes offered after the date hereof may be offered and sold by the Issuer from time to time in accordance with this Indenture and applicable law.

(b) Global Notes. (i) Rule 144A Notes initially shall be represented by one or more Notes in definitive, fully registered, global form without interest coupons (collectively, the “Rule 144A Global Notes”). Regulation S Notes initially shall be represented by one or more Notes in definitive fully registered, global form without interest coupons (collectively, the

App. A-2

“Regulation S Global Notes”). The term “Global Notes” means, collectively, the Rule 144A Global Notes and the Regulation S Global Notes. The Global Notes shall bear the Global Note Legend. The Global Notes initially shall (1) be registered in the name of the Depository or the nominee of such Depository, in each case for credit to an account of an Agent Member, (2) be delivered to the Trustee as custodian for such Depository and (3) bear the Restricted Notes Legend.

Members of, or direct or indirect participants in, the Depository, Euroclear or Clearstream (“Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depository, or the Trustee as its custodian, or under the Global Notes. The Depository may be treated by the Issuer, the Trustee and any agent of the Issuer or the Trustee as the absolute owner of the Global Notes for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository or impair, as between the Depository, Euroclear or Clearstream, as the case may be, and their respective Agent Members, the operation of customary practices governing the exercise of the rights of any Holder.

(ii) Transfers of Global Notes shall be limited to transfer in whole, but not in part, to the Depository, its successors or their respective nominees. Interests of beneficial owners in the Global Notes may be transferred or exchanged for Definitive Notes only in accordance with the applicable rules and procedures of the Depository, Euroclear or Clearstream, as the case may be, and the provisions of Section 2.2. In addition, a Global Note shall be exchangeable for Definitive Notes if (i) the Depository (x) notifies the Issuer that it is unwilling or unable to continue as depository for such Global Note and the Issuer thereupon fails to appoint a successor depository within 90 days or (y) has ceased to be a clearing agency registered under the Exchange Act, or (ii) in the case of any Global Note, if requested by a Holder of a beneficial interest in such Global Notes. In all cases, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein shall be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depository in accordance with its customary procedures.

(iii) In connection with the transfer of a Global Note as an entirety to beneficial owners pursuant to subsection (i) of this Section 2.1(b), such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and the Issuer shall execute, and the Trustee shall authenticate and make available for delivery, to each beneficial owner identified by the Depository in writing in exchange for its beneficial interest in such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations.

(iv) Any Transfer Restricted Note delivered in exchange for an interest in a Global Note pursuant to Section 2.2 shall, except as otherwise provided in Section 2.2, bear the Restricted Notes Legend.

(v) Notwithstanding the foregoing, through the Restricted Period, a beneficial interest in such Regulation S Global Note may be held only through Euroclear or Clearstream unless delivery is made in accordance with the applicable provisions of Section 2.2.

(vi) The Holder of any Global Note may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Notes.

App. A-3

2.2 Transfer and Exchange.

(a) Transfer and Exchange of Global Notes. A Global Note may not be transferred as a whole except as set forth in Section 2.1(b). Global Notes will not be exchanged by the Issuer for Definitive Notes except under the circumstances described in Section 2.1(b)(ii). Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.08 and 2.10 of this Indenture. Beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.2(b) or 2.2(g).

(b) Transfer and Exchange of Beneficial Interests in Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depository, in accordance with the provisions of this Indenture and the applicable rules and procedures of the Depository. Beneficial interests in Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Beneficial interests in Global Notes shall be transferred or exchanged only for beneficial interests in Global Notes. Transfers and exchanges of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i) Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Restricted Notes Legend; provided, however, that prior to the expiration of the Restricted Period, transfers of beneficial interests in a Regulation S Global Note may not be made to a U.S. Person or for the account or benefit of a U.S. Person. A beneficial interest in an Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.2(b)(i).

(ii) All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests in any Global Note that are not subject to Section 2.2(b)(i), the transferor of such beneficial interest must deliver to the Registrar (1) a written order from an Agent Member given to the Depository in accordance with the applicable rules and procedures of the Depository directing the Depository to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the applicable rules and procedures of the Depository containing information regarding the Agent Member account to be credited with such increase. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note pursuant to Section 2.2(g).

App. A-4

(iii) Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in a Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following: if the transferee will take delivery in the form of a beneficial interest in a Global Note, then the transferor must deliver a certificate in the form attached to the applicable Note.

(iv) **Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note. A beneficial interest in a Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following:

(A) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note; or

(B) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note, and, in each such case, if the Registrar so requests or if the applicable rules and procedures of the Depository, Euroclear or Clearstream, as applicable, so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Notes Legend are no longer required in order to maintain compliance with the Securities Act. If any such transfer or exchange is effected pursuant to this subparagraph (iv) at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an written order of the Issuer in the form of an Officers’ Certificate in accordance with Section 2.01, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred or exchanged pursuant to this subparagraph (iv).

(v) Transfer and Exchange of Beneficial Interests in an Unrestricted Global Note for Beneficial Interests in a Restricted Global Note. Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

App. A-5

(c) Transfer and Exchange of Beneficial Interests in Global Notes for Definitive Notes. A beneficial interest in a Global Note may not be exchanged for a Definitive Note except under the circumstances described in Section 2.1(b)(ii). A beneficial interest in a Global Note may not be transferred to a Person who takes delivery thereof in the form of a Definitive Note except under the circumstances described in Section 2.1(b)(ii).

(d) Transfer and Exchange of Definitive Notes for Beneficial Interests in Global Notes. Definitive Notes shall be transferred or exchanged only for beneficial interests in Global Notes. Transfers and exchanges of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i), (ii) or (iii) below, as applicable:

(i) Transfer Restricted Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Transfer Restricted Note proposes to exchange such Transfer Restricted Note for a beneficial interest in a Restricted Global Note or to transfer such Transfer Restricted Note to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such Transfer Restricted Note proposes to exchange such Transfer Restricted Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder in the form attached to the applicable Note;

(B) if such Transfer Restricted Note is being transferred to a Qualified Institutional Buyer in accordance with Rule 144A under the Securities Act, a certificate from such Holder in the form attached to the applicable Note;

(C) if such Transfer Restricted Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate from such Holder in the form attached to the applicable Note;

(D) if such Transfer Restricted Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate from such Holder in the form attached to the applicable Note;

(E) if such Transfer Restricted Note is being transferred to an IAI in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate from such Holder in the form attached to the applicable Note; or

(F) if such Transfer Restricted Note is being transferred to the Issuer or a Subsidiary thereof, a certificate from such Holder in the form attached to the applicable Note; the Trustee shall cancel the Transfer Restricted Note, and increase or cause to be increased the aggregate principal amount of the appropriate Restricted Global Note.

App. A-6

(ii) Transfer Restricted Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of a Transfer Restricted Note may exchange such Transfer Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note or transfer such Transfer Restricted Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following:

(A) if the Holder of such Transfer Restricted Note proposes to exchange such Transfer Restricted Note for a beneficial interest in an Unrestricted Global Note, a certificate from such Holder in the form attached to the applicable Note; or

(B) if the Holder of such Transfer Restricted Notes proposes to transfer such Transfer Restricted Note to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such Holder in the form attached to the applicable Note, and, in each such case, if the Registrar so requests or if the applicable rules and procedures of the Depository, Euroclear or Clearstream, as applicable, so require, an Opinion of Counsel in form reasonably acceptable to the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Notes Legend are no longer required in order to maintain compliance with the Securities Act. Upon satisfaction of the conditions of this subparagraph (ii), the Trustee shall cancel the Transfer Restricted Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note. If any such transfer or exchange is effected pursuant to this subparagraph (ii) at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an written order of the Issuer in the form of an Officers’ Certificate, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of Transfer Restricted Notes transferred or exchanged pursuant to this subparagraph (ii).

(iii) Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of an Unrestricted Definitive Note may exchange such Unrestricted Definitive Note for a beneficial interest in an Unrestricted Global Note or transfer such Unrestricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes. If any such transfer or exchange is effected pursuant to this subparagraph (iii) at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an written order of the Issuer in the form of an Officers’ Certificate, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of Unrestricted Definitive Notes transferred or exchanged pursuant to this subparagraph (iii).

(iv) Unrestricted Definitive Notes to Beneficial Interests in Restricted Global Notes. An Unrestricted Definitive Note cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

App. A-7

(e) Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 2.2(e), the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.2(e).

(i) Transfer Restricted Notes to Transfer Restricted Notes. A Transfer Restricted Note may be transferred to and registered in the name of a Person who takes delivery thereof in the form of a Transfer Restricted Note if the Registrar receives the following:

(A) if the transfer will be made pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Note;

(B) if the transfer will be made pursuant to Rule 903 or Rule 904 under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Note;

(C) if the transfer will be made pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate in the form attached to the applicable Note;

(D) if the transfer will be made to an IAI in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (A) through (C) above, a certificate in the form attached to the applicable Note; and

(E) if such transfer will be made to the Issuer or a Subsidiary thereof, a certificate in the form attached to the applicable Note.

App. A-8

(ii) Transfer Restricted Notes to Unrestricted Definitive Notes. Any Transfer Restricted Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note if the Registrar receives the following:

(1) if the Holder of such Transfer Restricted Note proposes to exchange such Transfer Restricted Note for an Unrestricted Definitive Note, a certificate from such Holder in the form attached to the applicable Note; or

(2) if the Holder of such Transfer Restricted Note proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder in the form attached to the applicable Note, and, in each such case, if the Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Notes Legend are no longer required in order to maintain compliance with the Securities Act.

(iii) Unrestricted Definitive Notes to Unrestricted Definitive Notes. A Holder of an Unrestricted Definitive Note may transfer such Unrestricted Definitive Note to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note at any time. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Note pursuant to the instructions from the Holder thereof.

(iv) Unrestricted Definitive Notes to Transfer Restricted Notes. An Unrestricted Definitive Note cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a Transfer Restricted Note.

At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11 of this Indenture. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

App. A-9

(f) Legend.

(i) Except as permitted by the following paragraphs (ii), (iii), (iv), (v), (vi) or (vii), each Note certificate evidencing the Global Notes and the Definitive Notes (and all Notes issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form (each defined term in the legend being defined as such for purposes of the legend only):

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT OR (C) IT IS AN ACCREDITED INVESTOR (AS DEFINED IN RULE 501(a)(1), (2), (3), OR (7) UNDER THE SECURITIES ACT (AN “ACCREDITED INVESTOR”), (2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE ISSUER OR ANY SUBSIDIARY THEREOF, (B) INSIDE THE UNITED STATES TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES TO AN ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES (OR HAS FURNISHED ON ITS BEHALF BY A U.S. BROKER-DEALER) TO THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS SECURITY (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE TRUSTEE FOR THIS SECURITY), (D) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (F) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE ISSUER SO REQUESTS), OR (G) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS SECURITY, IF THE PROPOSED TRANSFEREE IS AN ACCREDITED INVESTOR, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE TRUSTEE AND THE ISSUER SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.”

App. A-10

Each Definitive Note shall bear the following additional legend:

“IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.”

(ii) Upon any sale or transfer of a Transfer Restricted Note that is a Definitive Note, the Registrar shall permit the Holder thereof to exchange such Transfer Restricted Note for a Definitive Note that does not bear the legends set forth above and rescind any restriction on the transfer of such Transfer Restricted Note if the Holder certifies in writing to the Registrar that its request for such exchange was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse of the Note).

(iii) Upon a sale or transfer after the expiration of the Restricted Period of any Note acquired pursuant to Regulation S, all requirements that such Note bear the Restricted Notes Legend shall cease to apply and the requirements requiring any such Note be issued in global form shall continue to apply.

(iv) Any Additional Notes sold in a registered offering shall not be required to bear the Restricted Notes Legend.

(g) Cancellation or Adjustment of Global Note. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11 of this Indenture. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(h) Obligations with Respect to Transfers and Exchanges of Notes.

(i) To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate, Definitive Notes and Global Notes at the Registrar’s request.

(ii) No service charge shall be made for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax, assessments, or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charge payable upon exchanges pursuant to Sections 3.08, 3.09, 4.06, 4.08 and 9.05 of this Indenture).

App. A-11

(iii) Prior to the due presentation for registration of transfer of any Note, the Issuer, the Trustee, a Paying Agent or the Registrar may deem and treat the person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Issuer, the Trustee, a Paying Agent or the Registrar shall be affected by notice to the contrary.

(iv) All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange.

(i) No Obligation of the Trustee.

(i) The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depository or any other Person with respect to the accuracy of the records of the Depository or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depository) of any notice (including any notice of redemption or repurchase) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to the Holders under the Notes shall be given or made only to the registered Holders (which shall be the Depository or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depository subject to the applicable rules and procedures of the Depository. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any beneficial owners.

(ii) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

App. A-12

EXHIBIT A

[FORM OF FACE OF NOTE]

[Global Notes Legend]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

[Restricted Notes Legend]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT OR (C) IT IS AN ACCREDITED INVESTOR (AS DEFINED IN RULE 501(a)(1), (2), (3), OR (7) UNDER THE SECURITIES ACT (AN “ACCREDITED INVESTOR”), (2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE ISSUER OR ANY SUBSIDIARY THEREOF, (B) INSIDE THE UNITED STATES TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES TO AN ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES (OR HAS FURNISHED ON ITS BEHALF BY A U.S. BROKER-DEALER) TO THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS SECURITY (THE FORM OF WHICH LETTER CAN BE OBTAINED

FROM THE TRUSTEE FOR THIS SECURITY), (D) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (F) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE ISSUER SO REQUESTS), OR (G) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS SECURITY, IF THE PROPOSED TRANSFEREE IS AN ACCREDITED INVESTOR, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE TRUSTEE AND THE ISSUER SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.

Each Definitive Note shall bear the following additional legend:

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

[FORM OF NOTE]

INTELSAT JACKSON HOLDINGS S.A.

Société anonyme

4, rue Albert Borschette

L-1246 Luxembourg

RCS Luxembourg n° B 149959

No.	$

9.50% Senior Secured Note due 2022

CUSIP No. [●]

ISIN No. [●]

INTELSAT JACKSON HOLDINGS S.A., a société anonyme existing under the laws of Luxembourg, promises to pay to [                    ], or registered assigns, the principal sum [of            Dollars] [listed on the Schedule of Increases or Decreases in Global Note attached hereto] on September 30, 2022.

Interest Payment Dates: March 30 and September 30.

Record Dates: March 15 and September 15.

Additional provisions of this Note are set forth on the other side of this Note.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed.

*/	If the Note is to be issued in global form, add the Global Notes Legend and the attachment from Exhibit A captioned “TO BE ATTACHED TO GLOBAL NOTES - SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE.”

INTELSAT JACKSON HOLDINGS S.A.

By:
Name:
Title:

Dated: June 30, 2016

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

WILMINGTON TRUST, NATIONAL ASSOCIATION,
as Trustee, certifies that this is
one of the Notes
referred to in the Indenture.

By:
Authorized Signatory

Dated: June 30, 2016

[FORM OF REVERSE SIDE OF NOTE]

9.50% Senior Secured Note due 2022

1.	Interest

INTELSAT JACKSON HOLDINGS S.A., a société anonyme existing under the laws of Luxembourg (such company, and its successors and assigns under the Indenture hereinafter referred to, being herein called the “Issuer”), promises to pay interest on the principal amount of this Note at the rate per annum shown above. The Issuer shall pay interest semiannually on March 30 and September 30 of each year, commencing September 30, 2016.1 Interest on the Notes shall accrue from the most recent date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from and including June 30, 20162 until the principal hereof is due. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. The Issuer shall pay interest on overdue principal at the rate borne by the Notes, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

2.	Method of Payment

The Issuer shall pay interest on the Notes to the Persons who are registered Holders at the close of business on the March 15 and September 15 next preceding the interest payment date even if the Notes are canceled after the record date and on or before the interest payment date (whether or not a Business Day). The Holders must surrender the Notes to a Paying Agent to collect principal payments. The Issuer shall pay principal, premium (including the Applicable Premium) and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts. Payments in respect of the Notes represented by a Global Note (including principal, premium (including the Applicable Premium) and interest) shall be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company or any successor depositary. The Issuer will make all payments in respect of a certificated Note (including principal, premium (including the Applicable Premium) and interest), at the office of the Paying Agent, except that, at the option of the Issuer, payment of interest may be made by mailing a check to the registered address of each Holder thereof; provided, however, that payments on the Notes may also be made, in the case of a Holder of at least $1,000,000 aggregate principal amount of Notes, by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or a Paying Agent to such effect designating such account no later than 10 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).

[1]	In the case of the Original Notes.
[2]	In the case of the Original Notes.

3.	Paying Agent and Registrar

Initially, Wilmington Trust, National Association, a national banking association (the “Trustee”), will act as Paying Agent and Registrar. The Issuer may appoint and change any Paying Agent or Registrar without notice. The Issuer or any of its domestically incorporated Wholly-Owned Subsidiaries may act as Paying Agent or Registrar.

4.	Indenture and Security Documents

The Issuer issued the Notes under an Indenture dated as of June 30, 2016 (the “Indenture”), among the Issuer, the Guarantors named therein and the Trustee. The terms of the Notes include those stated in the Indenture. Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. The Notes are subject to all terms and provisions of the Indenture, and the Holders (as defined in the Indenture) are referred to the Indenture for a statement of such terms and provisions; in the event of any conflict between this Note and the Indenture, the terms of the Indenture shall govern. The Notes and the Guarantees are secured obligations of the Issuer and the Guarantors, respectively. The Notes and the Guarantees are secured pursuant to the Security Documents referred to in the Indenture.

The Notes are senior secured obligations of the Issuer. This Note is one of the Notes referred to in the Indenture. The Indenture imposes certain limitations on the ability of the Issuer and its Restricted Subsidiaries to, among other things, make certain Investments and other Restricted Payments, pay dividends and other distributions, incur Indebtedness, enter into consensual restrictions upon the payment of certain dividends and distributions by such Restricted Subsidiaries, issue or sell shares of Capital Stock of the Issuer and such Restricted Subsidiaries, enter into or permit certain transactions with Affiliates, create or incur Liens and make asset sales. The Indenture also imposes limitations on the ability of the Issuer and each Subsidiary Guarantor to consolidate or merge with or into any other Person or convey, transfer or lease all or substantially all of its property.

To guarantee the due and punctual payment of the principal and interest, on the Notes and all other amounts payable by the Issuer under the Indenture and the Notes when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, the Guarantors have, jointly and severally, unconditionally guaranteed the Guaranteed Obligations on a senior secured basis on the terms set forth in the Indenture.

5.	Collateral

The Notes, the Guarantees and certain other First Lien Obligations are secured by a First Lien security interest on the Collateral on the terms and conditions set forth in the Indenture, the Collateral Agency and Intercreditor Agreement and the Security Documents. The Collateral Trustee holds the First Lien on the Collateral in trust for the benefit of the Trustee and the Holders pursuant to the Indenture, the Collateral Agency and Intercreditor Agreement and the Security Documents.

6.	Optional Redemption and Special Mandatory Redemption

Prior to September 30, 2022, the Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to but excluding the redemption date (including any date of repayment upon acceleration thereof) (subject to the right of the Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described in Section 4.08(e) of the Indenture, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of redemption.

Any redemption described in this paragraph or notice thereof, may, at the Issuer’s discretion, be subject to one or more conditions precedent.

Notwithstanding anything herein to the contrary or otherwise, in the event that the Issuer (or any Restricted Subsidiary thereof) has not used all of the net proceeds of the Notes issued on the Issue Date to repurchase the Issuer’s 7 1⁄2% Senior Notes due 2021, 6 5⁄8% Senior Notes due 2022 and/or 5 1⁄2% Senior Notes due 2023 on or prior to the Tender Deadline pursuant to the Tender Offer, the Issuer shall use the portion of such net proceeds not so applied to redeem Notes then outstanding (and if the Tender Offer is not consummated at all the Issuer shall redeem all of the Notes) by a date no later than five Business Days after the Tender Deadline at a redemption price equal to 100% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding the Special Mandatory Redemption Date.

7.	Sinking Fund

The Notes are not subject to any mandatory sinking fund.

8.	Notice of Redemption

Notice of redemption will be mailed by first-class mail at least 30 days but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at his, her or its registered address. Notes in denominations larger than $2,000 may be redeemed in part but only in whole multiples of $1,000. If money sufficient to pay the redemption price of and accrued and unpaid interest on all Notes (or portions thereof) to be redeemed on the redemption date is deposited with a Paying Agent on or before the redemption date and certain other conditions are satisfied, on and after such date, interest ceases to accrue on such Notes (or such portions thereof) called for redemption.

Notwithstanding anything herein to the contrary or otherwise, the Issuer shall promptly, and in any event not less than three Business Days before the Special Mandatory Redemption Date, deliver notice, executed by an Officer of the Issuer, of the Special Mandatory Redemption to the Trustee, who shall promptly deliver such notice to each holder of Notes at its registered address, or in the case of Global Notes, by electronic delivery in accordance with DTC’s applicable procedures. On the Special Mandatory Redemption Date, each Note called for redemption shall become due and payable at the Special Mandatory Redemption Price. If funds sufficient (as determined by the Issuer and evidenced in an Officers’ Certificate delivered to the Trustee upon deposit of such funds) to pay the Special Mandatory Redemption Price of the applicable portion of the Notes on the Special Mandatory Redemption Date are deposited with the Trustee or Paying Agent on or before such Special Mandatory Redemption Date, then on and after such Special Mandatory Redemption Date, the applicable portion of the Notes shall cease to bear interest and, if all Notes are redeemed, the Indenture shall be discharged and cease to be of further effect as to all Notes. If any Note called for Special Mandatory Redemption shall not be so paid upon surrender thereof for redemption, the principal thereof shall, until paid, bear interest from the Special Mandatory Redemption Date at the rate prescribed therefor in the Note.

9.	Repurchase of Notes at the Option of Holders upon Change of Control and Asset Sales

Upon the occurrence of a Change of Control, each Holder shall have the right, subject to certain conditions specified in the Indenture, to require the Issuer to repurchase all or any part of such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of the Holders of record on the relevant record date to receive interest due on the relevant interest payment date), as provided in, and subject to the terms of, the Indenture.

In accordance with Section 4.06 of the Indenture, the Issuer will be required to offer to purchase Notes upon the occurrence of certain events.

10.	Denominations; Transfer; Exchange

The Notes are in registered form, without coupons, in denominations of $2,000 and whole multiples of $1,000 in excess thereof. A Holder shall register the transfer of or exchange of Notes in accordance with the Indenture. Upon any registration of transfer or exchange, the Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes required by law or permitted by the Indenture. The Registrar need not register the transfer of or exchange any Notes selected for redemption (except, in the case of a Note to be redeemed in part, the portion of the Note not to be redeemed) or to transfer or exchange any Notes for a period of 15 days prior to a selection of Notes to be redeemed.

11.	Persons Deemed Owners

The registered Holder of this Note shall be treated as the owner of it for all purposes.

12.	Unclaimed Money

If money for the payment of principal or interest remains unclaimed for two years, the Trustee and a Paying Agent shall pay the money back to the Issuer at its written request, subject to any abandoned property law. After any such payment, the Holders entitled to the money must look to the Issuer for payment as general creditors and the Trustee and a Paying Agent shall have no further liability with respect to such monies.

13.	Discharge and Defeasance

Subject to certain conditions, the Issuer at any time may terminate some of or all its obligations under the Notes and the Indenture if the Issuer deposits with the Trustee money or U.S. Government Obligations for the payment of principal of, and interest on the Notes to redemption, or maturity, as the case may be.

14.	Amendment, Waiver

Subject to certain exceptions set forth in the Indenture, (i) the Indenture, the Notes, the Guarantees and the Security Documents may be amended with the written consent of the Holders of at least a majority in aggregate principal amount of the outstanding Notes (voting as a single class) and (ii) any past default or compliance with any provisions may be waived with the written consent of the Holders of at least a majority in principal amount of the outstanding Notes. Subject to certain exceptions set forth in the Indenture, without the consent of any Holder, the Issuer and the Trustee may amend the Indenture, the Notes, the Guarantees, the Security Documents or the Collateral Agency and Intercreditor Agreement: (i) to cure any ambiguity, omission, defect or inconsistency, (ii) to comply with Article 5 or Article 10 of the Indenture, (iii) to provide for uncertificated Notes in addition to or in place of certificated Notes; provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code, (iv) to add Guarantees or collateral with respect to the Notes or to secure the Notes, (v) to release Collateral as permitted by and in accordance with the terms of the Indenture, the Security Documents and the Collateral Agency and Intercreditor Agreement, (vi) to add additional secured creditors holding other First Lien Obligations, Second Lien Obligations, or other Junior Lien Obligations so long as such obligations are not prohibited by the Indenture or the Security Documents, (vii) to add to the covenants of the Issuer or any Parent of the Issuer for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Parent of the Issuer, (viii) to make any change that does not adversely affect the rights of any Holder in any material respect, (ix) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA in the event that the Issuer determines that the Indenture should be so qualified, (x) to effect any provision of the Indenture, the Notes, the Guarantee, the Security Documents and the Collateral Agency and Intercreditor Agreement (including to release any Guarantees in accordance with the terms of the Indenture or release all or substantially all of the Collateral from the Lien of the Indenture and the Security Documents in respect of the Notes, in accordance with the terms of the Indenture and the Security Documents) or (xi) to make certain changes to the Indenture to provide for the issuance of additional Notes.

15.	Defaults and Remedies

If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes, in each case, by notice to the Issuer, may declare the principal of, premium (including the Applicable Premium and accrued but unpaid interest on all the Notes to be due and payable. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer occurs, the principal of, premium (including the Applicable Premium) and interest on all the Notes shall become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to Section 7.01, if an Event of Default occurs and is continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense and certain other conditions are complied with. Except to enforce the right to receive payment of principal, premium (including the Applicable Premium) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee written notice that an Event of Default is continuing, (ii) the Holders of at least 25% in principal amount of the outstanding Notes make a written request to the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or, subject to Section 7.01 of the Indenture, that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee shall be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

16.	Trustee Dealings with the Issuer

The Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with and collect obligations owed to it by the Issuer or its Affiliates and may otherwise deal with the Issuer or its Affiliates with the same rights it would have if it were not Trustee.

17.	No Recourse Against Others

No director, officer, employee, incorporator or holder of any Equity Interests in the Issuer (other than the Parent Guarantor to the extent of its obligations as a Guarantor) or any Parent of the Issuer, as such, shall have any liability for any obligations of the Issuer under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability.

18.	Authentication

This Note shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this Note.

19.	Abbreviations

Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).

20.	Governing Law

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, AND FOR THE AVOIDANCE OF DOUBT, THE APPLICABILITY OF ARTICLES 86 TO 94-8 OF THE AMENDED LUXEMBOURG LAW ON COMMERCIAL COMPANIES SHALL BE EXCLUDED.

21.	CUSIP Numbers, ISINs and Common Codes

The Issuer has caused CUSIP numbers and ISINs to be printed on the Notes and has directed the Trustee to use CUSIP numbers and ISINs in notices of redemption as a convenience to the Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Issuer will furnish to any Holder of Notes upon written request and without charge to the Holder a copy of the Indenture which has in it the text of this Note.

ASSIGNMENT FORM

To assign this Note, fill in the form below:

I or we assign and transfer this Note to:

(Print or type assignee’s name, address and zip code)

(Insert assignee’s soc. sec. or tax I.D. No.)

and irrevocably appoint                    agent to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

Signature Guarantee:

Date:
Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee	Signature of Signature Guarantee

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR

REGISTRATION OF TRANSFER RESTRICTED NOTES

This certificate relates to $         principal amount of Notes held in (check applicable space)      book-entry or      definitive form by the undersigned.

The undersigned (check one box below):

☐	has requested the Trustee by written order to deliver in exchange for its beneficial interest in the Global Note held by the Depository a Note in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Note (or the portion thereof indicated above);

☐	has requested the Trustee by written order to exchange or register the transfer of a Note.

In connection with any transfer of any of the Notes evidenced by this certificate occurring prior to the expiration of the period referred to in Rule 144 under the Securities Act, the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)	☐	to the Issuer; or

(2)	☐	to the Registrar for registration in the name of the Holder, without transfer; or

(3)	☐	pursuant to an effective registration statement under the Securities Act; or

(4)	☐	to a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act; or

(5)	☐	outside the United States in an offshore transaction within the meaning of Regulation S under the Securities Act in compliance with Rule 904 under the Securities Act and such Notes shall be held immediately after the transfer through Euroclear or Clearstream until the expiration of the Restricted Period (as defined in the Indenture); or

(6)	☐	to an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that has furnished to the Trustee a signed letter containing certain representations and agreements; or

(7)	☐	pursuant to another available exemption from registration provided by Rule 144 under the Securities Act.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered Holder thereof; provided, however, that if box (5), (6) or (7) is checked, the Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Issuer and/or Trustee has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Date:
Your Signature

Signature Guarantee:

Date:
Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee	Signature of Signature Guarantee

TO BE COMPLETED BY PURCHASER IF (4) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:
NOTICE: To be executed by an executive officer

[TO BE ATTACHED TO GLOBAL NOTES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE

The initial principal amount of this Global Note is $[            ]. The following increases or decreases in this Global Note have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Securities Custodian

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuer pursuant to Section 4.06 (Asset Sales) or 4.08 (Change of Control) of the Indenture, check the box:

Asset Sale ☐            Change of Control ☐

If you want to elect to have only part of this Note purchased by the Issuer pursuant to Section 4.06 (Asset Sales) or 4.08 (Change of Control) of the Indenture, state the amount ($2,000 or an integral multiple of $1,000 in excess thereof):

$

Date:	Your Signature:
(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee:

Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee

EXHIBIT B

[RESERVED]

B-1

EXHIBIT C

Form of

Transferee Letter of Representation

INTELSAT JACKSON HOLDINGS S.A.

c/o Wilmington Trust, National Association

as Trustee and Registrar

Global Capital Markets

50 South Sixth Street, Suite 1290

Minneapolis, MN 55402

Attention of: Administrator for Intelsat Jackson Holdings S.A.

Facsimile: 612-217-5651

Ladies and Gentlemen:

This certificate is delivered to request a transfer of $             principal amount of the 9.50% Senior Secured Notes due 2022 (the “Notes”) of INTELSAT JACKSON HOLDINGS S.A. (the “Issuer”).

Upon transfer, the Notes would be registered in the name of the new beneficial owner as follows:

Name:
Address:
Taxpayer ID Number:

The undersigned represents and warrants to you that:

1. We are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, as amended (the “Securities Act”)), purchasing for our own account or for the account of such an institutional “accredited investor” at least $[            ] principal amount of the Notes, and we are acquiring the Notes not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act. We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we invest in or purchase Notes similar to the Notes in the normal course of our business. We, and any accounts for which we are acting, are each able to bear the economic risk of our or its investment.

2. We understand that the Notes have not been registered under the Securities Act and, unless so registered, may not be sold except as permitted in the following sentence. We agree on our own behalf and on behalf of any investor account for which we are purchasing Notes to offer, sell or otherwise transfer such Notes prior to the date that is one year after the later of the date of original issue and the last date on which the Issuer or any affiliate of

C-1

the Issuer was the owner of such Notes (or any predecessor thereto) (the “Resale Restriction Termination Date”) only (a) to the Issuer, (b) pursuant to a registration statement that has been declared effective under the Securities Act, (c) in a transaction complying with the requirements of Rule 144A under the Securities Act (“Rule 144A”), to a person we reasonably believe is a qualified institutional buyer under Rule 144A (a “QIB”) that is purchasing for its own account or for the account of a QIB and to whom notice is given that the transfer is being made in reliance on Rule 144A, (d) pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, (e) to an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act that is purchasing for its own account or for the account of such an institutional “accredited investor,” or (f) pursuant to any other available exemption from the registration requirements of the Securities Act, subject in each of the foregoing cases to any requirement of law that the disposition of our property or the property of such investor account or accounts be at all times within our or their control and in compliance with any applicable state securities laws. The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date. If any resale or other transfer of the Notes is proposed to be made pursuant to clause (e) above prior to the Resale Restriction Termination Date, the transferor shall deliver a letter from the transferee substantially in the form of this letter to the Issuer and the Trustee, which shall provide, among other things, that the transferee is an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act and that it is acquiring such Notes for investment purposes and not for distribution in violation of the Securities Act. Each purchaser acknowledges that the Issuer and the Trustee reserve the right prior to the offer, sale or other transfer prior to the Resale Restriction Termination Date of the Notes pursuant to clause (d), (e) or (f) above to require the delivery of an opinion of counsel, certifications or other information satisfactory to the Issuer and the Trustee.

Dated:	TRANSFEREE:	,

By

C-2

EXHIBIT D

[FORM OF SUPPLEMENTAL INDENTURE]

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) dated as of [                    ], among [GUARANTOR] (the “New Guarantor”), a subsidiary of INTELSAT JACKSON HOLDINGS S.A. (or its successor), a société anonyme existing under the laws of Luxembourg (the “Issuer”), the Issuer, and WILMINGTON TRUST, NATIONAL ASSOCIATION, a national banking association, as trustee under the indenture referred to below (the “Trustee”).

W I T N E S S E T H :

WHEREAS the Issuer and the existing Guarantors have heretofore executed and delivered to the Trustee an Indenture (as amended, supplemented or otherwise modified, the “Indenture”) dated as of March 29, 2016, providing for the issuance of the Issuer’s 9.50% Senior Secured Notes due 2022 (the “Notes”), initially in the aggregate principal amount of $490,000,000;

WHEREAS Section 4.11 of the Indenture provides that under certain circumstances the Issuer is required to cause the New Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which the New Guarantor shall unconditionally guarantee all the Issuer’s obligations under the Notes pursuant to a Guarantee on the terms and conditions set forth herein; and

WHEREAS pursuant to Section 9.01 of the Indenture, the Trustee and the Issuer are authorized to execute and deliver this Supplemental Indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Guarantor, the Issuer, and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

1. Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined, except that the term “Holders” in this Supplemental Indenture shall refer to the term “Holders” as defined in the Indenture and the Trustee acting on behalf of and for the benefit of such Holders. The words “herein,” “hereof” and hereby and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

2. Agreement to Guarantee. The New Guarantor hereby agrees, jointly and severally with all existing Guarantors (if any), to unconditionally guarantee the Issuer’s obligations under the Notes on the terms and subject to the conditions set forth in Article 10 of the Indenture and to be bound by all other applicable provisions of the Indenture and the Notes applying to a Guarantor and to perform all of the obligations and agreements of a Guarantor under the Indenture.

3. Notices. All notices or other communications to the New Guarantor shall be given as provided in Section 12.02 of the Indenture.

4. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

5. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, AND FOR THE AVOIDANCE OF DOUBT, THE APPLICABILITY OF ARTICLE 86 TO 94-8 OF THE AMENDED LUXEMBOURG LAW ON COMMERCIAL COMPANIES SHALL BE EXCLUDED.

6. Trustee Makes No Representation. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

7. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

8. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

[NEW GUARANTOR]

By:
Name:
Title:

INTELSAT JACKSON HOLDINGS S.A.

By:
Name:
Title:

WILMINGTON TRUST, NATIONAL ASSOCIATION, AS TRUSTEE

By:
Name:
Title:

D-5